2025 RLI CORP.

ANNUAL REPORT ON FORM 10K

RLI®

60 YEARS

DIFFERENT
WORKS

2025 YEAR
IN REVIEW



THE RLI
DIFFERENCE

OUR PURPOSE   Protect people and organizations from life's uncertainties to help them explore, create, build and thrive.

OUR VISION   Be the recognized performance leader of the U.S. specialty insurance industry.

OUR MISSION   Provide industry-leading specialty risk management solutions that are convenient, tailored and fill unmet customer needs.

OUR VALUES   Ownership
Customer Focus
Drive
Innovation
Integrity



FINANCIAL
HIGHLIGHTS

In thousands, except combined ratio, per-share data and return on equity

	2025	2024	% Change
Gross premiums written	$ 2,026,846	$ 2,013,048	1%
Net premiums written	1,622,129	1,605,521	1%
Consolidated revenue	1,882,448	1,770,384	6%
Net earnings	403,337	345,779	17%
Operating earnings[1][2]	320,831	269,283	19%
GAAP combined ratio	83.6	86.2	-3%
Total shareholders' equity	1,778,196	1,521,967	17%
Per-share data:			
Net earnings (diluted)	$ 4.37	$ 3.74	17%
Operating earnings (diluted)[1]	3.47	2.91	19%
Cash dividends paid:			
Regular	0.63	0.57	11%
Special	2.00	2.00	0%
Book value[3]	19.35	16.59	17%
Year-end closing stock price	63.98	82.42	-22%
Return on equity	23.7%	22.2%	7%

[1] See discussion of non-GAAP measures in note 1 of the SELECTED FINANCIAL DATA on page 11 of the 2025 YEAR IN REVIEW wrap.

[2] Effective in 2025, equity in earnings of unconsolidated investees and the related taxes were excluded from operating earnings and operating earnings per share, resulting in consistent exclusion of unrealized changes in equity investments from operating results. Prior period amounts have been restated to reflect the adjustment.

[3] With the inclusion of dividends paid (regular and special), book value per share growth was 33% year over year.



LETTER TO SHAREHOLDERS

DEAR SHAREHOLDERS,

I am pleased to report that 2025 marked a milestone for RLI — our 30th consecutive year of underwriting profitability. This achievement underscores the resilience of our business model and the consistency of our performance over time. It also reflects the discipline, accountability and long-term mindset that have guided RLI for the past 60 years and continue to define how we operate today.

Throughout the year, we remained focused on delivering exceptional products, service and reliability to our customers and distribution partners. Our underwriting teams worked closely with agents, brokers and business partners to meet their needs, gather feedback and identify targeted improvements that enhance our competitiveness. These efforts ensure RLI remains responsive, dependable and easy to do business with — qualities that reinforce our long-standing relationships.

In addition to operational execution, our balance sheet remained a source of strength. We managed capital prudently, supported disciplined growth and returned capital to shareholders, all while maintaining flexibility to respond to future opportunities.

ABOUT OUR BUSINESS

RLI is a U.S.-based specialty insurance company offering a diverse portfolio of property, casualty and surety products and services. Our solutions protect customers from life's uncertainties, enabling them to explore, create and build with confidence. We distribute these solutions through specialized wholesale and retail brokers, independent agents, carrier partners, underwriting agents and direct digital platforms.

Our business model is grounded in sound risk selection and a clear focus on serving specialty insurance markets where we possess deep expertise. This disciplined approach, paired with a diversified product portfolio and strong balance sheet, enables us to navigate evolving market conditions while maintaining our financial strength.

That strength continues to be recognized. In 2025, we maintained our A+ (Superior) financial strength rating from AM Best and our A (Strong) rating from S&P Global Ratings. We were also named to the Ward's 50 Top-Performing P&C Insurance Companies list for the 35th consecutive year, a distinction we have earned since the program's inception.

Equally important is how we achieve strong results. Our ownership culture, reinforced through our Employee Stock Ownership Plan, aligns the interests of our associate-owners with shareholders and fosters long-term decision-making. That alignment is evident every day in our team's commitment to making RLI better for our customers and shareholders. This ownership mindset guides how we select risk, build relationships and invest in our business, and it continues to differentiate RLI in the industry.

UNDERWRITING RESULTS

The insurance industry is cyclical, with periods of favorable and unfavorable pricing. When conditions support our expectations for adequate risk-adjusted returns, we lean into growth opportunities. Conversely, when conditions do not support profitable underwriting, we preserve portfolio quality and results.

In 2025, as market competition intensified, our diversified product portfolio demonstrated its strength. We moderated growth in product lines facing adverse market conditions while accelerating expansion in those where the environment was more favorable. Throughout all areas of our business, we remained focused on delivering excellent customer service, strengthening distribution partnerships and maintaining disciplined underwriting.

We generated underwriting income of $264 million on an 83.6 combined ratio, compared to $211 million on an 86.2 combined ratio in 2024. Gross premiums written increased 1 percent to $2.03 billion, led by growth in our casualty segment.



The casualty segment delivered 7 percent premium growth with a 98.3 combined ratio. Performance was driven by our Personal Umbrella, Commercial Excess, General Liability and Professional Services product lines. Growth was achieved through rate increases, strong producer engagement and consistent underwriting discipline.

Property segment premiums declined 9 percent, but the segment posted an excellent 57.2 combined ratio, reflecting the quality of our portfolio and sound execution. Although Commercial Property premium declined due to competitive conditions, our Marine and Hawaii Homeowners products contributed to segment results through rate increases and targeted product investments.

The surety segment reported 1 percent premium growth and an 80.3 combined ratio. Transactional and Commercial Surety led the way, benefiting from focused marketing and producer engagement. Although Contract Surety premiums declined amid a slowdown in construction spending, we remain well positioned to support future infrastructure demand as public funding increases.

Across all segments, we strengthened relationships and improved operational efficiency by streamlining and automating processes, expanding capabilities that make it easier to do business with us and investing in our technology and data infrastructure. Together, these actions position us for continued success in 2026.

INVESTMENT RESULTS AND CAPITAL MANAGEMENT

Our investment portfolio played a vital role in supporting RLI's financial strength and stability in 2025. Investment income rose 12 percent over 2024, supported by strong operating cash flows and higher reinvestment yields, resulting in a total return of 9 percent.

We increased our regular dividend for the 50th consecutive year and paid a $2.00 per share special dividend. Over the past decade, RLI has returned $1.6 billion to shareholders through dividends. Book value per share, inclusive of

dividends, increased 33 percent for the year and has grown 293 percent over the past 10 years, underscoring our disciplined capital stewardship and commitment to delivering long-term shareholder value.

BUILDING ON 60 YEARS OF STRENGTH

As we celebrated our 60th anniversary, we reflected on our longevity and the strengths that set RLI apart. Specialty insurance continues to require deep expertise, sound judgment and patience — all qualities that are embedded across our underwriting, claim and operational teams.

Looking ahead, we are optimistic and confident in our approach. We remain committed to three core strategic priorities:

1. Making it easy for customers to do business with RLI;
2. Enhancing our products, customer service and relationships; and
3. Strengthening our ownership culture and underwriting discipline.

These priorities reinforce our competitive advantage and enable us to continue delivering differentiated value to shareholders, customers and team members.

On behalf of all of us at RLI, thank you for your continued trust and support.

Craig W. Kliethermes

Craig W. Kliethermes
President & CEO

PERFORMANCE HIGHLIGHTS

STATUTORY COMBINED RATIO

Our average statutory combined ratio has outperformed the industry average by 11 points over the last decade.



	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	10-YEAR AVG.
RLI	89.0	96.2	94.0	91.1	91.8	85.3	83.2	84.4	85.9	84.3	88.5
P&C Industry[1][2]	100.7	103.9	99.2	98.9	98.8	99.7	102.7	101.7	96.8	92.6	99.5

[1] AM Best (2025). Aggregate & Averages – Property/Casualty, United States & Canada. 2016 – 2024.

[2] Conning (2025). Property-Casualty Forecast & Analysis: By Line of Insurance, Fourth Quarter 2025. Estimated for the year ended December 31, 2025.

10-YEAR CUMULATIVE SHAREHOLDER RETURN

Over the past decade, RLI has generated an 11% annualized total shareholder return.



	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025
RLI	$100	107	107	125	167	197	218	272	282	359	291
S&P 500	$100	112	136	130	171	203	261	214	270	337	398
S&P 500 P&C Index	$100	116	142	135	170	181	212	252	279	378	413

Assumes $100 invested on December 31, 2015, in RLI, S&P 500 and S&P 500 P&C Index, with reinvestment of dividends. Comparison of ten-year annualized total return -- RLI: 11.3% | S&P 500: 14.8% | S&P 500 P&C Index: 15.2%.

BOOK VALUE GROWTH WITH DIVIDENDS (IN MILLIONS)

Over the past ten years, RLI has returned more than $1.6 billion in dividends to shareholders.



- Cumulative Dividends
- Reported Book Value

EARNINGS PER SHARE

Each share of our stock has generated $27.89 of diluted earnings over the 10-year period ending in 2025.



- Diluted Net Earnings Per Share
- Diluted Operating Earnings Per Share [2][3]

[1] The net earnings for 2022 includes $434 million ($4.74 per diluted share) related to the sale of Maui Jim, Inc.

[2] See discussion of non-GAAP measures in note 1 of the SELECTED FINANCIAL DATA on page 11 of the 2025 YEAR IN REVIEW wrap.

[3] Effective in 2025, equity in earnings of unconsolidated investees and the related taxes were excluded from operating earnings and operating earnings per share, resulting in consistent exclusion of unrealized changes in equity investments from operating results. Prior period amounts have been restated to reflect the adjustment.

THE RLI LEADERSHIP TEAM

BOARD OF DIRECTORS

Mike Angelina [2, 4]
Executive in Residence, Maguire
Academy of Insurance and Risk
Management, Saint Joseph's University
Director since 2013

Dave Duclos [1, 3]
Former CEO, QBE, North America
*Director since 2017, Chairman
of the Board since 2024*

Susan Fleming [2, 4]
Former Senior Lecturer, Cornell
University and former Partner, Capital Z
Financial Services Partners, L.P.
Director since 2018

Jordan Graham [2, 3]
Managing Director, Quotient Partners
Director since 2004

Clark Kellogg [1, 4]
College basketball commentator
at CBS Sports
Director since 2024

Craig Kliethermes [4]
President & CEO, RLI Corp.
Director since 2021

Paul Medini [1, 2]
Former Sr. Vice President and Chief
Accounting Officer of Chubb, Ltd.
Director since 2022

Bob Restrepo, Jr. [3]
Former Chairman, CEO & President,
State Auto Insurance Company
Director since 2016

Debbie Roberts [1, 3]
Former Executive Vice President
and COO, Panera
Director since 2018

Mike Stone [1, 4]
Former President & COO,
RLI Insurance Company
Director since 2012

[1] Human Capital & Compensation
Committee
[2] Audit Committee
[3] Nominating & Corporate
Governance Committee
[4] Finance & Risk Committee

EXECUTIVE LEADERSHIP

Phil Brodeur
Vice President, Risk Services
Industry experience - 17 years

Seth Davis
Vice President, Controller
Industry experience - 30 years

Aaron Diefenthaler
Chief Financial Officer
Industry experience - 24 years

Pat Ferrell
Vice President, Operations
Industry experience - 33 years

Jeff Fick
Chief Legal Officer
Industry experience - 21 years

Lisa Gates
Vice President, Marketing
& Communications
Industry experience - 15 years

Kevin Horwitz
Vice President, Innovation
Management & Policy Development
Industry experience - 25 years

Katie Kappes
Vice President, Human Resources
Industry experience - 23 years

Craig Kliethermes
President & CEO
Industry experience - 41 years

Jen Klobnak
Chief Operating Officer
Industry experience - 26 years

Gayathri Mariappan
Vice President, Information Technology
Industry experience - 24 years

Bret Stone
Vice President, Data & Analytics
Industry experience - 25 years

Kathleen Taylor
Vice President, Accounting
& Branch Operations
Industry experience - 29 years

Tom Ward
Vice President, Risk Services
Industry experience - 42 years

PRODUCT LEADERSHIP

PROPERTY

Blake Ahrens
Vice President, Inland Marine
Industry experience - 29 years

Bob Schauer
President, RLI Marine
Industry experience - 38 years

Jon Ward
Vice President, E&S Property
Industry experience - 23 years

CASUALTY

Will Bell
Vice President, Environmental Liability
Industry experience - 38 years

Justin Doss
Vice President, Personal Lines
Industry experience - 26 years

Chris Hughs
Vice President, General Liability
Industry experience - 28 years

Cathy Martin
Vice President, E&S Excess Liability
Industry experience - 40 years

Dan Meyer
President, Transportation
Industry experience - 25 years

Kerrick Porter
Vice President,
Executive Products Group
Industry experience - 22 years

Eric Raudins
Senior Vice President,
Transactional Products
Industry experience - 35 years

Kym Tormey
Vice President, Amusement &
Entertainment
Industry experience - 37 years

Eric White
Vice President, Commercial
Transactional & Professional
Services Group
Industry experience - 25 years

SURETY

Bart Davis
Vice President, Surety
Industry experience - 38 years

Chris Gleason
Vice President, Contract Surety
Industry experience - 23 years

Matt Pilconis
Vice President, Commercial Surety
Industry experience - 30 years

Brian Schick
Vice President, Surety
Industry experience - 31 years

CLAIM LEADERSHIP

Matt Campen
Vice President, Claim
Industry experience - 22 years

Marcos Cancio
Vice President, Claim Counsel
Industry experience - 23 years

Cory Figiel
Vice President, Claim
Industry experience - 19 years

Bob Handzel
Chief Claim Officer
Industry experience - 48 years

Nic Mesco
Vice President, Claim
Industry experience - 18 years

Deb Millum
Vice President, Claim Counsel
Industry experience - 27 years

SELECTED FINANCIAL DATA

The following is selected financial data of RLI Corp. and Subsidiaries for the 5 years ended December 31, 2025.
(Amounts in thousands, except per share data and combined ratios)

		2025	2024	2023	2022	2021
Operating Results						
Gross premiums written	$	2,026,846	2,013,048	1,806,660	1,565,486	1,347,354
Consolidated revenue	$	1,882,448	1,770,384	1,511,994	1,697,992	1,179,245
Net earnings	$	403,337	345,779	304,611	583,411	279,354
Comprehensive earnings	$	488,986	338,359	367,384	304,509	220,466
Operating earnings[1]	$	320,831	269,283	220,148	207,146	147,787
Net cash provided from operating activities	$	614,221	560,219	464,257	250,448	384,905
Financial Condition						
Total investments and cash	$	4,663,620	4,084,631	3,676,318	3,272,301	3,162,968
Total assets	$	6,161,486	5,628,802	5,180,221	4,767,068	4,508,302
Unpaid losses and settlement expenses	$	2,886,819	2,693,470	2,446,025	2,315,637	2,043,555
Total debt	$	100,000	100,000	100,000	199,863	199,676
Total shareholders' equity	$	1,778,196	1,521,967	1,413,514	1,177,341	1,229,361
Statutory surplus[2]	$	1,846,615	1,787,312	1,520,135	1,407,925	1,240,649
Share Information[3]						
Diluted net earnings per share	$	4.37	3.74	3.31	6.37	3.06
Diluted comprehensive earnings per share	$	5.29	3.66	3.99	3.32	2.41
Diluted operating earnings per share[1]	$	3.47	2.91	2.39	2.26	1.62
Cash dividends paid per share:						
Regular	$	0.63	0.57	0.54	0.52	0.50
Special	$	2.00	2.00	1.00	3.50	1.00
Book value per share	$	19.35	16.59	15.49	12.95	13.57
Closing stock price	$	63.98	82.42	66.56	65.64	56.05
Stock split			200%			
Diluted weighted average shares outstanding		92,391	92,451	92,155	91,589	91,424
Common shares outstanding		91,879	91,738	91,280	90,940	90,579
Other Non-GAAP Financial Information						
Net premiums written to statutory surplus[2]		88%	90%	94%	88%	85%
Combined ratio[4]		83.6	86.2	86.6	84.4	86.8
Statutory combined ratio[4]		84.3	85.9	84.4	83.2	85.3



		2025	2024	2023	2022	2021
Net earnings	$	**403,337**	345,779	304,611	583,411	279,354
Less:						
Net realized gains	$	**(65,116)**	(19,966)	(32,518)	(588,515)	(64,222)
Income tax on realized gains	$	**13,675**	4,193	6,829	124,415	13,487
Net unrealized (gains) losses on equity securities	$	**(43,247)**	(81,734)	(64,787)	121,037	(65,258)
Income tax on unrealized gains (losses) on equity securities	$	**9,082**	17,164	13,605	(25,418)	13,703
Equity in earnings of unconsolidated investees	$	**3,924**	4,869	(9,611)	(9,853)	(37,060)
Income tax on equity in earnings of unconsolidated investees	$	**(824)**	(1,022)	2,019	2,069	7,783
Operating earnings[1]	$	**320,831**	269,283	220,148	207,146	147,787
Net earnings per share[3]	$	**4.37**	3.74	3.31	6.37	3.06
Less:						
Net realized gains	$	**(0.70)**	(0.22)	(0.35)	(6.43)	(0.70)
Income tax on realized gains	$	**0.14**	0.05	0.07	1.36	0.15
Net unrealized (gains) losses on equity securities	$	**(0.47)**	(0.88)	(0.70)	1.32	(0.71)
Income tax on unrealized gains (losses) on equity securities	$	**0.10**	0.18	0.14	(0.28)	0.15
Equity in earnings of unconsolidated investees	$	**0.04**	0.05	(0.10)	(0.11)	(0.41)
Income tax on equity in earnings of unconsolidated investees	$	**(0.01)**	(0.01)	0.02	0.03	0.08
Operating earnings per share[1]	$	**3.47**	2.91	2.39	2.26	1.62

[1] Operating earnings and operating earnings per share (EPS) consist of our GAAP net earnings adjusted by net realized gains/(losses), net unrealized gains/(losses) on equity securities and taxes related thereto. Effective in 2025, equity in earnings of unconsolidated investees and the related taxes were excluded from operating earnings and operating EPS. The change was made to present a consistent approach in excluding all unrealized changes in equity investments. We view these minority investments as outside of RLI's operating control. Operating earnings and operating EPS for prior periods have been recast to conform to the current definition. Net earnings and net earnings per share are the GAAP financial measures that are most directly comparable to operating earnings and operating EPS.

[2] Ratios and surplus information are presented on a statutory basis. As discussed in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, statutory accounting principles differ from GAAP and are generally based on a solvency concept. Further discussion is included in note 8 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. Reporting of statutory surplus is a required disclosure under GAAP.

[3] On January 15, 2025, our stock split on a 2-for-1 basis. All share and per share data reflect the stock split.

[4] See page 28 for information regarding key performance measures.

INVESTOR INFORMATION

RLI STOCK
RLI Corp. common stock trades on the New York Stock Exchange under the symbol RLI.

SHAREHOLDER INQUIRIES
Shareholders of record with requests concerning individual account balances, stock certificates, dividends, stock transfers, tax information or address corrections should contact the transfer agent and registrar:

COMPUTERSHARE
1-800-736-3001 (U.S. and Canada)
1-781-575-3100 (Outside U.S. and Canada)

DIVIDEND REINVESTMENT
If you wish to enroll in our direct stock purchase and dividend reinvestment plan, or to have your dividends deposited directly into your checking, savings or money market accounts, you can enroll online at computershare.com/investor, or complete and submit an enrollment form, which can be obtained by contacting Computershare.

REQUESTS FOR ADDITIONAL INFORMATION
Electronic versions of the following documents are or will be made available on our website: 2025 annual report on form 10-K; 2026 proxy statement; code of conduct; corporate governance guidelines; and charters of the Human Capital & Compensation, Audit, Nominating & Corporate Governance and Finance & Risk Committees of our board.



COMPANY FINANCIAL STRENGTH RATINGS

AM Best:	A+ (Superior)	RLI Group
Standard & Poor's:	A (Strong)	RLI Insurance Company
	A (Strong)	Mt. Hawley Insurance Company
Moody's:	A2	RLI Insurance Company
	A2	Mt. Hawley Insurance Company

Our financial strength ratings reflect each rating agency's opinion of our financial strength, operating performance and ability to meet our obligations to policyholders and are not evaluations directed toward the protection of investors.

CONTACTING RLI

For investor relations requests and management's perspective on specific issues, contact Aaron Diefenthaler, Chief Financial Officer, at 309-693-5846 or at investors@rlicorp.com.

RLI Corp.	9025 N. Lindbergh Drive Peoria, Illinois 61615-1431
Phone:	309-692-1000 or 800-331-4929

Comprehensive investor information is available at investors.rlicorp.com.



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2025

Or

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number 001-09463

RLI CORP.
(Exact name of registrant as specified in its charter)

Delaware	**37-0889946**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
9025 North Lindbergh Drive, Peoria, Illinois	**61615**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code **(309) 692-1000**

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock $0.01 par value	RLI	New York Stock Exchange

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Exchange Act. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Smaller reporting company ☐
			Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the registrant's common stock held by non-affiliates of the registrant as of June 30, 2025, based upon the closing sale price of the Common Stock on June 30, 2025, was $5,490,497,507. Shares of Common Stock held by each reporting officer and director along with shares held by the Company ESOP have been excluded in that such persons may be deemed to be affiliates.

The number of shares outstanding of the registrant's common stock, $0.01 par value, on February 13, 2026 was 91,920,177.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive proxy statement for the 2026 annual meeting of shareholders are incorporated herein by reference into Part III of this document.

RLI Corp.
Index to Annual Report on Form 10-K

RLI Corp.
Annual Report on Form 10-K
For the Fiscal Year Ended December 31, 2025

PART I

<u>**Item 1. Business**</u>

RLI Corp. was founded in 1965. References to "the Company," "we," "our," "us" or like terms refer to the business of RLI Corp. and its subsidiaries. We underwrite select property, casualty and surety products through major subsidiaries collectively known as RLI Insurance Group. We conduct operations through three insurance companies. RLI Insurance Company (RLI Ins.), a subsidiary of RLI Corp. and our principal insurance subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Mt. Hawley Insurance Company (Mt. Hawley), a subsidiary of RLI Ins., writes excess and surplus lines insurance on a non-admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., writes multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia. Each of our insurance companies is domiciled in Illinois. We have no material foreign operations.

As a specialty insurance company with a niche focus, we offer insurance coverages in the specialty admitted and excess and surplus markets. We distribute our property, casualty and surety products through locations across the country that market to wholesale and retail brokers, independent agents and carrier partners. We offer limited coverages on a direct basis to select insureds, as well as various reinsurance coverages. We also write a limited amount of business under agreements with managing general agents under the direction of our product leadership.

We make our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission (SEC) available free of charge on our website (http://www.rlicorp.com). Information contained on our website is not intended to be incorporated by reference in this annual report and you should not consider that information a part of this annual report. The SEC also maintains a website (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding the Company.

SPECIALTY INSURANCE MARKET OVERVIEW

The specialty insurance market differs significantly from the standard market. In the standard market, products and coverage are largely uniform with relatively predictable exposures and companies tend to compete for customers on the basis of price. In contrast, the specialty market provides coverage for risks that do not fit the underwriting criteria of the standard carriers. Competition tends to focus less on price and more on availability, coverage, service and other value-based considerations. While specialty market exposures may have higher insurance risks than their standard admitted market counterparts, we manage these risks to achieve superior financial returns. To reach our financial and operational goals, we must have extensive knowledge of, and expertise in, our markets. Many of our risks are underwritten on an individual basis and tailored coverages are employed in order to respond to distinctive risk characteristics. We operate in the specialty admitted insurance market, the excess and surplus insurance market and the specialty reinsurance markets.

SPECIALTY ADMITTED INSURANCE MARKET

We write business in the specialty admitted market. Many of these risks are unique and harder to place than in the standard admitted market, but for marketing, regulatory or contractual reasons, they must remain with an admitted insurance company. The specialty admitted market is subject to greater state regulation than the excess and surplus market, particularly with regard to rate and form filing requirements, restrictions on the ability to exit lines of business, premium tax payments and membership in various state associations, such as state guaranty funds and assigned risk plans. For 2025, our specialty admitted operations produced gross premiums written of $1.2 billion, representing 60 percent of our total gross premiums for the year.

EXCESS AND SURPLUS INSURANCE MARKET

The excess and surplus market focuses on hard-to-place risks. Participating in this market allows the Company to underwrite non-standard risks with more flexible policy forms and unregulated premium rates. This typically results in coverages that are more restrictive and, in many cases, more expensive than in the standard admitted market. The excess and surplus lines environment and production model effectively filter submission flow and match market opportunities to our expertise and appetite. The excess and surplus market represented less than 10 percent of the entire domestic property and casualty industry as of December 31, 2025,

according to AM Best and as measured by direct premiums written. Our excess and surplus operations wrote gross premiums of $783 million, or 39 percent, of our total gross premiums written in 2025.

SPECIALTY REINSURANCE MARKET

The business we write in the specialty reinsurance market is generally written on a portfolio basis. We write contracts on an excess of loss and a proportional basis. Contract provisions are written and agreed upon between the company and its reinsurance clients. The business is typically more volatile as a result of unique underlying exposures and excess and aggregate attachments. For 2025, our specialty reinsurance operations wrote gross premiums of $23 million, representing 1 percent of our total gross premiums written for the year.

BUSINESS SEGMENT OVERVIEW

Our insurance operations consist of three segments: property, casualty and surety. For additional information, see note 11 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. The table below summarizes the composition of net premiums earned by major product.

	Year ended December 31,					
(in thousands)	**2025**		**2024**		**2023**	
CASUALTY						
Commercial excess and personal umbrella	$ 447,361	28 %	$ 354,847	23 %	$ 286,178	22 %
Commercial transportation	123,413	8 %	120,650	8 %	103,719	8 %
General liability	110,891	7 %	104,423	7 %	103,066	8 %
Professional services	108,090	7 %	103,794	7 %	99,596	8 %
Small commercial	79,064	5 %	78,308	5 %	72,920	6 %
Executive products	22,942	1 %	23,555	2 %	24,687	2 %
Other casualty	62,220	4 %	67,260	4 %	68,180	5 %
Total	$ 953,981	60 %	$ 852,837	56 %	$ 758,346	59 %
PROPERTY						
Commercial property	$ 301,659	19 %	$ 345,554	23 %	$ 244,798	19 %
Marine	158,904	10 %	145,706	10 %	129,428	10 %
Other property	51,841	2 %	40,124	2 %	27,304	2 %
Total	$ 512,404	31 %	$ 531,384	35 %	$ 401,530	31 %
SURETY						
Transactional	$ 52,418	3 %	$ 49,460	3 %	$ 47,983	3 %
Commercial	50,690	3 %	48,533	3 %	49,707	4 %
Contract	44,853	3 %	44,192	3 %	36,740	3 %
Total	$ 147,961	9 %	$ 142,185	9 %	$ 134,430	10 %
Grand total	$ 1,614,346	100 %	$ 1,526,406	100 %	$ 1,294,306	100 %

CASUALTY SEGMENT

Commercial Excess and Personal Umbrella

Our commercial excess coverage is written in excess of primary liability insurance provided by other carriers and, in some cases, in excess of primary liability written by the Company. The personal umbrella coverage is generally written in excess of homeowners' and automobile liability coverage provided by other carriers.

Commercial Transportation

Our transportation insurance provides commercial automobile liability and physical damage insurance to local, intermediate and long-haul truckers, public transportation entities and other types of specialty commercial automobile risks. We also offer incidental related insurance coverages including general liability, excess liability and motor truck cargo.

General Liability

Our general liability business consists primarily of third-party liability coverage for commercial insureds including manufacturers, contractors, apartments and mercantile. We also offer environmental liability coverages for underground storage tanks, contractors and asbestos and environmental remediation specialists.

Professional Services

We offer professional liability coverages focused on providing errors and omission coverage for small to medium-sized design, technical, computer and other miscellaneous professionals. Our product suite for these customers also includes a full array of multi-peril package products including general liability, property, automobile, excess liability and workers’ compensation coverages.

Small Commercial

Our small commercial business offers property and casualty insurance coverages for small to mid-sized contractors. The coverages included in these packages are predominantly general liability, but also include some inland marine coverages, as well as commercial automobile, property and excess liability coverage.

Executive Products

We provide a suite of management liability coverages, such as directors and officers (D&O) liability insurance, fiduciary liability, employment practice liability and fidelity coverages for a variety of risk classes, including both public and private businesses. Our publicly traded D&O appetite generally focuses on offering excess Side A D&O coverage (where corporations cannot indemnify the individual directors and officers) as well as excess full coverage D&O.

Other Casualty

We offer a variety of other smaller products in our casualty segment, including home business insurance, which provides limited liability and property coverage for a variety of small business owners who work from their own home. We had a quota share reinsurance agreement with Prime Insurance Company and Prime Property and Casualty Insurance Inc., the two insurance subsidiaries of Prime Holdings Insurance Services, Inc. (Prime). Through our agreement with Prime, we assumed general liability, excess, commercial auto, property and professional liability coverages. Separately, we assume mortgage reinsurance, which provides credit risk transfer on pools of mortgages. We also offer general liability and package coverages through a binding authority group, a program in which select surplus lines producers are granted limited underwriting authority to bind business on behalf of the Company through our online system.

PROPERTY SEGMENT

Commercial Property

Our commercial property coverage consists primarily of excess and surplus lines and specialty insurance such as fire, earthquake, wind and difference in conditions (DIC), which can include earthquake, flood and collapse coverages. We provide insurance for a wide range of commercial and industrial risks, such as office buildings, apartments, condominiums and certain industrial and mercantile structures.

Marine

Our marine coverages include cargo, hull, protection and indemnity, marine liability, as well as inland marine coverages including builders’ risks and contractors’ equipment. Although the predominant exposures are located within the United States, there is some incidental international exposure written within these coverages.

Other Property

We offer specialized homeowners’ and dwelling fire insurance in Hawaii, as well as property coverages packaged through our binding authority group.

SURETY SEGMENT

Transactional

Our transactional surety coverage is primarily comprised of small bonds for businesses and individuals. Examples of these bond types are license and permit, notary and court bonds. The underwriting and delivery of these bonds is highly automated.

Commercial

We offer a variety of commercial surety bonds for medium to large-sized businesses across a broad spectrum of industries, including the financial, healthcare, energy and renewable energy industries.

Contract

We offer bonds for small to medium-sized contractors throughout the United States, underwritten on an account basis. Typically, these are performance and payment bonds that guarantee commercial contractors' contractual obligations for a specific construction project. We also offer bonds for small and emerging contractors that are reinsured through the Federal Small Business Administration.

MARKETING AND DISTRIBUTION

We distribute our insurance and surety products nationwide through a diverse network of wholesale and retail brokers, independent agents, carrier partners, underwriting agents and direct digital platforms. This multi-channel approach allows us to align specialized products with the most effective distribution partner while maintaining disciplined underwriting standards.

BROKERS

Our commercial property, general liability, commercial surety, executive products, commercial excess, marine and commercial transportation coverages are distributed primarily through independent wholesale and retail brokers.

INDEPENDENT AGENTS

We distribute a range of products, including homeowners' and dwelling fire, home business, surety, commercial transportation, professional services, small commercial and personal umbrella coverages through independent agents. Many of these products are subject to detailed eligibility requirements embedded within strict underwriting guidelines. Each risk is prequalified through systems accessible to the independent agent, and the agent cannot bind the risk unless approval is received from our underwriters or automated underwriting platforms.

CARRIER PARTNERS

We partner with other insurance carriers to offer home business and personal umbrella coverage. These partners place business with us through their affiliated agencies when the underlying risk falls outside of their underwriting appetite.

UNDERWRITING AGENTS

We contract with specialist underwriting agencies that are granted limited authority to underwrite or bind business on our behalf. These relationships operate under strict underwriting guidelines and are subject to regular audits to ensure compliance.

DIRECT

We leverage digital platforms to efficiently produce, process and service select lines of business, including home business, binding authority, small commercial, personal umbrella and surety products.

COMPETITION

Our specialty property and casualty insurance subsidiaries operate in a very competitive industry that is cyclical and historically characterized by periods of high premium rates and shortages of underwriting capacity followed by periods of severe competition and excess underwriting capacity. Within the United States alone, approximately 2,600 companies actively market property and casualty coverages.

Our primary competitors in the casualty segment include AIG, Allianz, Arch, Aspen, AXA/XL, Beazley, Berkley, Berkshire/National Indemnity, Chubb, CNA, Great American, Great West, Hartford, Hudson, James River, Kinsale, Lancer, Liberty, Markel, Nationwide, Progressive, RSUI, Sompo, Tokio Marine/HCC, Travelers, USLI, Westchester and Zurich.

Our primary competitors in the property segment include AmRisc, Arch, Arrowhead, CNA, Golden Bear, Lexington, Liberty Mutual, Markel, Palomar, RSUI, Special Risk Underwriters, Travelers, Velocity and Westchester.

Our primary competitors in the surety segment are AIG, Arch, Beazley, Berkley, Chubb, CNA, Great American, Hartford, Intact, Liberty Mutual, Markel, Merchants, Philadelphia, Sompo, Swiss Re, Travelers and Zurich.

Capacity from managing general agents increases competition across the property and casualty markets, with competitive dynamics, such as coverage, service and pricing, varying by line of business. We win business through innovative coverages, consistent high-quality service to agents and policyholders and fair pricing. Our competitive position is further strengthened by the value we bring to our relationships, the expertise of our associate-owners, our strong financial condition and reputation and our broad geographic footprint.

Across all segments, we have experienced underwriting and claims teams and adhere to disciplined underwriting standards. We do not pursue market share at the expense of underwriting profitability. Consistent with this approach, we have a history of exiting markets when conditions become overly adverse and introducing new coverages and programs when opportunities exist to deliver needed risk transfer with exceptional service on a profitable basis.

FINANCIAL STRENGTH RATINGS

Financial strength ratings play a key role in establishing the competitive position of insurance companies. These independent assessments evaluate an insurer's ability to meet ongoing policy and contract obligations, based on a comprehensive quantitative and qualitative analysis of balance sheet strength, operating performance, business profile and enterprise risk management. The ratings focus on factors most relevant to policyholders, agents, insurance brokers and intermediaries and are not intended to assess securities issued by the company. According to publications from AM Best, Standard & Poor's, and Moody's, A and A+ ratings are assigned to insurers viewed as having a superior ability to meet insurance obligations, a strong capacity to fulfill financial commitments or a low level of credit risk, respectively.

At December 31, 2025, the following ratings were assigned to our insurance companies and represent affirmations of previously assigned ratings:

AM Best	
RLI Ins., Mt. Hawley and CBIC* (group-rated)	A+, Superior
Standard & Poor's	
RLI Ins. and Mt. Hawley	A, Strong
Moody's	
RLI Ins. and Mt. Hawley	A2

* CBIC is only rated by AM Best

REINSURANCE

In the ordinary course of business, we rely on other insurance companies to share risks through reinsurance by paying or ceding to the reinsurer a portion of the premiums received on such policies. These arrangements allow the Company to pursue greater business diversification and limit the maximum net loss on catastrophes and large risks. We use reinsurance as an alternative to using our own capital to take risks and reduce volatility. Retention levels are evaluated each year to maintain a balance between our capital position and the cost of reinsurance. Although reinsurance does not legally discharge an insurer from its primary liability for the full amount of the policies, it does make the assuming reinsurer liable to the insurer to the extent of the insurance ceded. The following table illustrates the degree to which we have utilized reinsurance during the past three years. For an expanded discussion of the impact of reinsurance on our operations, see note 4 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

(in thousands)	Year Ended December 31,		
	2025	2024	2023
PREMIUMS WRITTEN			
Direct and Assumed	$ 2,026,846	$ 2,013,048	$ 1,806,660
Reinsurance ceded	(404,717)	(407,527)	(378,913)
Net	$ 1,622,129	$ 1,605,521	$ 1,427,747
PREMIUMS EARNED			
Direct and Assumed	$ 2,019,349	$ 1,921,235	$ 1,699,419
Reinsurance ceded	(405,003)	(394,829)	(405,113)
Net	$ 1,614,346	$ 1,526,406	$ 1,294,306

Reinsurance is subject to certain risks, including market risk, which affects the cost and ability to secure reinsurance contracts. Reinsurance is also subject to credit risk, which is the risk that our reinsurers may not pay on losses in a timely fashion or at all. We strive to purchase reinsurance from financially strong reinsurers. We evaluate reinsurers' ability to pay based on their financial results, level of surplus, financial strength ratings and other risk characteristics. A reinsurance committee, comprised of senior management, reviews and approves our security guidelines and reinsurer usage. More than 93 percent of our reinsurance balances recoverable are due from companies with financial strength ratings of A or better by AM Best and Standard & Poor's rating services.

We utilize both treaty and facultative reinsurance coverage for our risks. Facultative coverage is applied to individual risks at the company's discretion to supplement the limits provided by our treaty coverage or cover risks excluded from treaty reinsurance. Much of our reinsurance is purchased on an excess of loss basis. Under an excess of loss arrangement, we retain losses on a risk up to a specified amount and the reinsurers assume any losses above that amount. We may choose to participate in the reinsurance layers purchased by retaining a percentage of the layer. It is common to find conditions in excess of loss covers such as occurrence limits, aggregate limits and reinstatement premium charges. Occurrence limits cap our recovery for multiple losses caused by the same event. Aggregate limits cap our recovery for all losses ceded during the contract term. Lastly, we may be required to pay additional premium to reinstate the reinsurance limits for potential future recoveries during the same contract year.

Excluding catastrophe reinsurance, the table below summarizes the reinsurance treaty coverage currently in effect. We may purchase facultative coverage in addition to the treaty coverages shown below.

(in millions) Product Line(s) Covered	Contract Type	Renewal Date	Attachment Point	Per Risk Limit Purchased	Maximum Retention *
General liability	Excess of Loss	1/1	$ 1.0	$ 9.0	$ 2.8
Commercial excess	Excess of Loss	1/1	1.0	9.0	2.8
Personal umbrella	Excess of Loss	1/1	1.0	9.0	2.8
Commercial transportation	Excess of Loss	1/1	1.0	9.0	2.8
Package - liability and workers' compensation	Excess of Loss	1/1	1.0	10.0	3.7
Workers' compensation catastrophe	Excess of Loss	1/1	11.0	14.0	— **
Professional services - professional liability	Excess of Loss	7/1	1.0	9.0	3.3
Executive products	Quota Share	7/1	N/A	25.0	6.3
Property - risk cover	Excess of Loss	1/1	2.0	23.0	3.9
Marine	Excess of Loss	6/1	3.0	27.0	3.0
Surety	Excess of Loss	4/1	5.0	95.0	14.5 ***

*   Maximum retention includes first-dollar retention plus any co-participation we retain through the reinsurance tower.
** The workers' compensation catastrophe treaty responds after our package liability and workers' compensation excess of loss treaty, with no additional retention.
*** A limited number of commercial surety accounts are permitted to exceed the $100 million limit. These accounts are subject to additional levels of review and are monitored regularly.

At each renewal, we consider any plans to change the underlying insurance coverage we offer, as well as updated loss activity, the level of RLI Insurance Group's surplus, changes in our risk appetite and the cost and availability of reinsurance.

PROPERTY REINSURANCE — CATASTROPHE COVERAGE

Our property catastrophe reinsurance reduces the financial impact of a catastrophe event involving multiple claims and policyholders, including earthquakes, hurricanes, floods, wildfires, convective storms and certain other aggregating events.

Reinsurance limits purchased fluctuate due to changes in the amount of exposure we insure, reinsurance costs, insurance company surplus levels and our risk appetite. In addition, we monitor the expected rate of return for each of our catastrophe lines of business. At high rates of return, we grow the book of business and may purchase additional reinsurance to increase our capacity. As the rate of return decreases, we may reduce exposure and may purchase less reinsurance. Our reinsurance coverages for 2024 through 2026 are shown in the table below.

Catastrophe Coverages
(in millions)

	2026		2025		2024	
	First-Dollar Retention	Limit	First-Dollar Retention	Limit	First-Dollar Retention	Limit
California earthquake	$ 25	$ 700	$ 25	$ 850	$ 25	$ 850
Non-California earthquake	50	700	50	850	50	850
Other perils, including hurricane	50	600	50	750	50	750

Our property catastrophe program continues to be applied on an excess of loss basis. Although covered in one program, limits and attachment points differ for California earthquakes and all other perils. These catastrophe limits are in addition to the per-occurrence coverage provided by facultative and other treaty coverages. We have participated in the catastrophe layers purchased by retaining a percentage of various layers in certain years. Our participation has varied over time based on price and the amount of risk transferred by each layer. For 2026, the program was 100 percent placed. All layers of the treaty include one reinstatement, some being prepaid reinstatements, while others require the payment of additional reinstatement premium. Additionally, we have coverages that may reduce first-dollar retentions and additional aggregate protections for multiple events within an established period of time.

The following table shows the likelihood that a loss from a single event would be less than the amount shown. For example, the 1-in-100 return period for hurricane means that the largest modeled hurricane occurrence had losses less than the amount shown in 99 out of 100 modeled years, while the largest modeled hurricane occurrence exceeded the amount shown in one out of 100 modeled years. Losses were modeled based on our exposure as of December 31, 2025, utilizing the reinsurance treaty structure in place as of January 1, 2026. The loss amounts are pre-tax and include the impact of additional reinsurance reinstatement premium, if any.

(Losses in millions)		Hurricane		California Earthquake		Non-California Earthquake	
Probability	Return Period	Gross Loss	Net Loss	Gross Loss	Net Loss	Gross Loss	Net Loss
90.0%	10 Year	$ 83	$ 39	$ 12	$ 9	$ 3	$ 2
96.0%	25 Year	184	46	70	26	15	9
98.0%	50 Year	288	49	166	26	48	22
99.0%	100 Year	416	50	295	31	117	30
99.6%	250 Year	627	50	516	41	229	37

Actual results could vary significantly from these modeled losses as the actual nature or severity of a particular event cannot be accurately predicted. Reinsurance limits are purchased based on the anticipated losses from large events. The largest losses shown above are possible, but have a lower probability of actually occurring. However, there is a remote chance that a larger event could occur. If the actual event losses are larger than anticipated, we could retain additional losses above the limit of our catastrophe reinsurance.

We regularly monitor and quantify our exposure to catastrophes. In the normal course of business, we manage our concentrations of exposures to catastrophic events, primarily by limiting concentrations of locations insured to acceptable levels and by purchasing reinsurance. Exposure and coverage detail is recorded for each risk location. We quantify and monitor the total policy limit insured in each geographical region. In addition, we use third-party catastrophe exposure models and an internally developed analysis to assess each risk to ensure we include an appropriate charge for assumed catastrophe risks.

Catastrophe exposure modeling is inherently uncertain due to the model's reliance on an infrequent observation of actual events, increasing the importance of capturing accurate policy coverage data. The modeled results are used both in the underwriting analysis of individual risks and at a corporate level for the aggregate book of catastrophe-exposed business. From both perspectives, we consider the potential loss produced by individual events that represent moderate-to-high loss potential at varying probabilities and magnitudes. In calculating potential losses, we use assumptions including, but not limited to, loss amplification and loss adjustment expense. We establish risk tolerances at the portfolio level based on market conditions, the level of reinsurance available, changes to the assumptions in the catastrophe models, rating agency capital constraints, underwriting guidelines and coverages and internal preferences. Our risk tolerances for each type of catastrophe, and for all perils in aggregate, change over time as these internal and external conditions change.

We are required to report to the rating agencies estimated loss to a single event that could include all potential earthquakes and hurricanes contemplated by the catastrophe modeling software. This reported loss includes the impact of insured losses based on the estimated frequency and severity of potential events, loss adjustment expense, reinstatements paid after the loss, reinsurance recoveries and taxes. Based on the catastrophe reinsurance treaty purchased on January 1, 2026, there is a 99.6 percent likelihood that the net loss will be less than 2.8 percent of policyholders' statutory surplus as of December 31, 2025. The exposure levels continue to be within our tolerances for this risk. Comparatively, based on the catastrophe reinsurance treaty purchased on January 1, 2025, there was a 99.6 percent likelihood that the net loss would have been less than 2.6 percent of policyholders' statutory surplus as of December 31, 2024. The comparable metric over the past five years, as measured at the beginning of each of those treaty years, has ranged from 2.6 percent of surplus to 10.8 percent of surplus.

OPERATING RATIOS

PREMIUMS TO SURPLUS RATIO

The following table shows, for the periods indicated, our insurance subsidiaries' statutory ratios of net premiums written to policyholders' surplus. While there is no statutory requirement applicable to the Company that establishes a permissible net premiums written to surplus ratio, guidelines established by the National Association of Insurance Commissioners (NAIC) provide that this ratio should generally be no greater than 3 to 1. While the NAIC provides this general guideline, rating agencies often require a more conservative ratio to maintain strong or superior ratings.

(dollars in thousands)	Year Ended December 31,				
	2025	2024	2023	2022	2021
Statutory net premiums written	$ 1,622,129	$ 1,605,521	$ 1,427,747	$ 1,241,536	$ 1,057,533
Policyholders' surplus	1,846,615	1,787,312	1,520,135	1,407,925	1,240,649
Ratio	0.88 to 1	0.90 to 1	0.94 to 1	0.88 to 1	0.85 to 1

COMBINED RATIO AND STATUTORY COMBINED RATIO

Our underwriting experience is best indicated by our combined ratio, which is the sum of (a) the ratio of incurred loss and settlement expenses to net premiums earned (loss ratio) and (b) the ratio of policy acquisition costs and insurance operating expenses to net premiums earned (expense ratio). The difference between the combined ratio and 100 reflects the per dollar rate of underwriting income or loss, with ratios below 100 indicating underwriting profit and ratios above 100 indicating underwriting loss.

	Year Ended December 31,				
	2025	2024	2023	2022	2021
Loss ratio	45.0	48.4	46.7	44.9	46.5
Expense ratio	38.6	37.8	39.9	39.5	40.3
Combined ratio	83.6	86.2	86.6	84.4	86.8

We also calculate the statutory combined ratio, which is not indicative of underwriting income due to accounting for policy acquisition costs differently for statutory accounting purposes, but is a standardized industry measure. The statutory combined ratio is the sum of (a) the ratio of statutory loss and loss adjustment expenses incurred to statutory net premiums earned (loss ratio), (b) the ratio of statutory other underwriting expenses incurred to statutory net premiums written (expense ratio) and (c) the ratio of policyholder dividends to statutory net premiums earned (policyholder dividend ratio).

Statutory	Year Ended December 31,				
	2025	**2024**	**2023**	**2022**	**2021**
Statutory loss ratio	45.0	48.4	46.7	44.9	46.5
Statutory expense ratio	39.3	37.5	37.7	38.3	38.8
Statutory combined ratio	84.3	85.9	84.4	83.2	85.3
P&C industry combined ratio	92.6 *	96.8 **	101.7 **	102.7 **	99.7 **

*   Source: Conning (2025). *Property-Casualty Forecast & Analysis: By Line of Business, Fourth Quarter 2025.* Estimated for the year ended December 31, 2025.

**   Source: AM Best (2025). *Aggregate & Averages – Property/Casualty, United States & Canada.* 2021 – 2024.

INVESTMENTS

Our investment portfolio serves as a resource for loss payments and secondarily as a source of income to support operations. Our investment strategy is based on preservation of capital as the first priority, with a secondary focus on growing book value through total return. Investments of the highest quality and marketability are critical for preserving our ability to pay claims. In addition, we have a diversified investment portfolio that distributes credit risk across many issuers and an investment policy that limits aggregate credit exposure. Despite periodic fluctuations in market value, our equity portfolio is part of a long-term asset allocation strategy and has contributed significantly to our growth in book value over time. Our portfolio does not contain derivatives.

Investment portfolios are managed both internally and externally by experienced portfolio managers. We follow an investment policy that is reviewed quarterly and revised periodically, with oversight conducted by our senior officers and board of directors.

Our investments include fixed income debt securities, common stock equity securities, exchange traded funds (ETFs) and a small number of limited partnership interests. The fixed income portfolio was 76 percent of the total portfolio, down 2 percent from the prior year, while the equity allocation was 19 percent of the overall portfolio, up 1 percent from the previous year. Other invested assets represented 1 percent of the total portfolio and include investments in low-income housing tax credit and historic tax credit partnerships, membership stock in the Federal Home Loan Bank of Chicago and investments in private funds. The remaining 4 percent was made up of cash and short-term investments. As of December 31, 2025, 78 percent of the fixed income portfolio was rated A or better and 57 percent was rated AA or better.

We classify all the securities in our fixed income portfolio as available-for-sale, which are carried at fair value. Beyond available operating cash flow, the portfolio provides an additional source of liquidity and can be used to address potential future changes in our asset/liability structure. Aggregate maturities for the fixed income portfolio as of December 31, 2025, were as follows:

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 239,131	$ 238,034
Due after one year through five years	708,254	704,534
Due after five years through 10 years	828,257	831,432
Due after 10 years	547,245	475,677
ABS/CMBS/MBS*	1,319,475	1,283,659
Total available-for-sale	$ 3,642,362	$ 3,533,336

*   Asset-backed, commercial mortgage-backed and mortgage-backed securities

We had cash and fixed income securities maturing within one year of $414 million at year-end 2025. This total represented 9 percent of cash and investments, which was the same as 2024.

REGULATION

STATE REGULATION

As an insurance holding company, we and our insurance company subsidiaries, are subject to regulation by the states and territories in which the insurance subsidiaries are domiciled or transact business. Registration in each insurer's state of domicile requires periodic reporting to such state's insurance regulatory authority of the financial, operational and management information regarding the insurers within the holding company system. All transactions within a holding company system affecting insurers must have fair and reasonable terms, and the insurers' policyholders' surplus, following any transaction, must be both reasonable in relation to its outstanding liabilities and adequate for its needs. Notice to and, in some cases, consent from regulators is required prior to the completion of certain transactions affecting insurance company subsidiaries of the holding company system. Each state and territory individually regulates the insurance operations of both insurance companies and insurance agents/brokers. Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other investors.

The primary focus of state regulation of insurance companies is financial solvency and market conduct practices. Regulations designed to ensure the financial solvency of insurers are enforced by various filing, reporting and examination requirements. Marketplace oversight is conducted by monitoring and periodically examining trade practices, approving policy forms, licensing agents and brokers and requiring the filing and, in some cases, approval of premiums and commission rates to ensure they are fair and adequate.

Because our insurance company subsidiaries operate in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam, we must comply with the individual insurance laws, regulations, rules and case law of each state and territory, including those regulating the filing of insurance rates and forms. Each of our three insurance company subsidiaries are domiciled in Illinois, with the Illinois Department of Insurance (IDOI) as its principal insurance regulator. Changes to the state insurance regulatory requirements are frequent, including changes caused by state legislation, regulations by the state insurance departments and court rulings.

As a holding company, the amount of dividends we are able to pay depends upon the funds available for distribution, including dividends or distributions from our subsidiaries. The Illinois insurance laws applicable to our insurance company subsidiaries impose certain restrictions on their ability to pay dividends. The Illinois insurance holding company laws require that ordinary dividends paid by an insurance company be reported to the IDOI prior to payment of the dividend, and provide that extraordinary dividends may not be paid without such regulator's prior approval (or the absence of disapproval). The IDOI has broad authority to prevent the reduction of statutory surplus to inadequate levels, and there is no assurance that extraordinary dividend payments would be permitted.

Illinois has adopted the Amended Holding Company Model Act, which imposes reporting obligations on parents and other affiliates of licensed insurers or reinsurers, with the purpose of protecting the licensed companies from enterprise risk. The Amended Holding Company Model Act requires the ultimate controlling person (in our case RLI Corp.) to file an annual enterprise risk report identifying the material risks within the insurance holding company system that could pose enterprise risk to the licensed companies. An enterprise risk is generally defined as an activity or event involving affiliates of an insurer that could have a material adverse effect on the insurer or the insurer's holding company system. We report on these risks on an annual basis and are in compliance with this law.

Illinois has adopted the Own Risk and Solvency Assessment (ORSA) model act. ORSA is applicable to Illinois domiciled insurance companies that meet certain size requirements, including ours. The ORSA program is a key component of an insurance company's overall enterprise risk management (ERM) framework, and is the process by which organizations identify, measure, monitor and manage key risks affecting the entire enterprise. The Company files an ORSA summary report with the IDOI each year, which includes an internal identification, description and assessment of the risks associated with our business plan and the sufficiency of capital resources to support those risks.

The NAIC uses a risk-based capital (RBC) model to monitor and regulate the solvency of licensed property and casualty insurance companies. Illinois has adopted a version of the NAIC's model law. The RBC calculation is used to measure an insurer's capital adequacy with respect to: the risk characteristics of the insurer's premiums written and unpaid losses and loss adjustment expenses, rate of growth and quality of assets, among other measures. Depending on the results of the RBC calculation, insurers may be subject to varying degrees of regulatory action. RBC is calculated annually by insurers, as of December 31 of each year. As of December 31, 2025, each of our insurance company subsidiaries had RBC levels significantly in excess of the company action level RBC, defined as being 200 percent of the authorized control level RBC, which would prompt corrective action under Illinois law. RLI Ins., our principal insurance company subsidiary, had an authorized control level RBC of $306 million compared to actual statutory capital and surplus of $1.8 billion as of December 31, 2025, resulting in statutory capital that is more than six times the authorized control level. The calculation of RBC requires certain judgments to be made, and, accordingly, each of our insurance company subsidiaries' current RBC may be greater or less than the RBC calculated as of any date of determination.

Each of our insurance company subsidiaries is required to file detailed annual reports, including financial statements, in accordance with prescribed statutory accounting rules, with regulatory officials in the jurisdictions in which they conduct business. The quarterly and annual financial reports filed with those states utilize statutory accounting principles (SAP) that are different from generally accepted accounting principles in the United States of America (GAAP). As a basis of accounting, SAP was developed to monitor and regulate the solvency of insurance companies. In developing SAP, insurance regulators were primarily concerned with assuring an insurer's ability to pay all its current and future obligations to policyholders.

As part of their routine regulatory oversight process, state insurance departments conduct periodic detailed examinations, generally once every three to five years, of the books, records, accounts and operations of insurance companies that are domiciled in their states. Examinations are generally carried out in cooperation with the insurance departments of other, non-domiciliary states under guidelines promulgated by the NAIC. The most recent examination report of our insurance company subsidiaries completed by the IDOI was issued on December 29, 2023, for the five-year period ending December 31, 2022. The examination report is available to the public.

Each of our insurance company subsidiaries is subject to Illinois laws and regulations that impose restrictions on the amount and type of investments our insurance company subsidiaries may have. Such laws and regulations generally require diversification of the insurer's investment portfolio and limit the amounts of investments in certain asset categories, such as below investment grade fixed income securities, real estate-related equity, other equity investments and derivatives. Failure to comply with these laws and regulations would generally cause investments that exceed regulatory limitations to be treated as non-admitted assets for measuring statutory surplus and, in some instances, could require the divestiture of such non-qualifying investments.

Many jurisdictions have laws and regulations that limit an insurer's ability to withdraw from a particular market. For example, states may limit an insurer's ability to cancel or non-renew policies. Furthermore, certain states prohibit an insurer from withdrawing one or more lines of business from the state, except pursuant to a plan that is approved by the state insurance department. The state insurance department may disapprove a withdrawal plan that may lead to marketplace disruption. Laws and regulations that limit cancellation and non-renewal, and that subject program withdrawals to prior approval requirements, may restrict our ability to exit unprofitable marketplaces in a timely manner.

Virtually all states require licensed insurers to participate in various forms of guaranty associations in order to bear a portion of the loss suffered by qualified policyholders of insurance companies that become insolvent. Many states also operate an insurance plan, often referred to as the "insurer of last resort" to provide property insurance to state residents who are unable to obtain that insurance in the private market. Depending upon state law, licensed insurers can be assessed a small percentage of the annual premiums written for the relevant lines of insurance in that state to fund its guaranty association or insurer of last resort plan. These assessments may increase or decrease in the future, depending upon the rate of insurance company insolvencies. In some states, these assessments may be wholly or partially recovered through policy fees paid by insureds. We cannot predict the amount and timing of future assessments. Therefore, the liabilities we have currently established for these potential assessments may not be adequate and an assessment may materially impact our financial condition.

In addition, the insurance holding company laws require advance approval by state insurance commissioners of any change in control of an insurance company that is domiciled, or in some cases, having such substantial business that it is deemed to be commercially domiciled in that state. "Control" is generally presumed to exist through the ownership of 10 percent or more of the voting securities of a domestic insurance company or of any company that controls a domestic insurance company. In addition, insurance laws in many states contain provisions that require pre-notification to the insurance commissioners of a change in control of a non-domestic insurance company licensed in those states. Any future transactions that would constitute a change in control of our insurance company subsidiaries, including a change of control of RLI Ins., would generally require the party acquiring control to obtain the prior approval by the insurance departments of the insurance company subsidiaries' state of domicile (Illinois) or commercial domicile, if applicable. It may also require pre-acquisition notification in applicable states that have adopted pre-acquisition notification provisions. Obtaining these approvals could result in a material delay of, or deter, any such transaction.

In light of the number and severity of U.S. company data breaches, a number of states have enacted new insurance laws that require certain regulated entities to implement and maintain comprehensive information security programs to safeguard the personal information of insureds. For example, the New York State Department of Financial Services (NYDFS) enacted a comprehensive cybersecurity regulation in 2017, and revised the regulation in 2023. This regulation requires banks, insurance companies and other financial services institutions regulated by the NYDFS to establish and maintain a cybersecurity program "designed to protect consumers and ensure the safety and soundness of New York State's financial services industry." Other states have enacted similar regulations. These regulations are revised from time-to-time, such as New York's second amendment to its cybersecurity act, requiring us to periodically revise our cybersecurity governance, processes and controls to comply with the revised regulations.

A number of states have issued regulatory guidance to insurance companies authorized to do business in those respective states on the use of artificial intelligence (AI). A number of states have adopted the NAIC Model Bulletin on the Use of Artificial Intelligence, while the New York Department of Financial Services issued its circular letter. Such state guidance on the use of AI sets forth expectations that companies have governance and risk management practices in place to ensure the use of AI complies with various state laws governing the business of insurance.

The NAIC adopted the Insurer Climate Risk Disclosure Data Survey to provide regulators with information about the assessment of risks posed by climate change to insurers and the actions insurers are taking in response to their understanding of climate change risks. A number of states require the Company to provide annual responses to the survey, all of which accept the filing of the Company's response with the California Department of Insurance. The Company's 2025 survey response, for calendar year 2024, can be accessed on the California Department of Insurance website.

The rates, policy terms and conditions of reinsurance agreements generally are not subject to regulation by any regulatory authority. However, the ability of a ceding insurer to take credit for the reinsurance purchased from reinsurance companies is a significant component of reinsurance regulation. Typically, a ceding insurer will only enter into a reinsurance agreement if it can obtain credit against its reserves on its statutory basis financial statements for the reinsurance ceded to the reinsurer. With respect to U.S.-domiciled ceding companies, credit is usually granted when the reinsurer is licensed, accredited, certified or identified as a reciprocal jurisdiction reinsurer in the state where the ceding company is domiciled. States also generally permit ceding insurers to take credit for reinsurance if the reinsurer is: (1) domiciled in a state with a credit for reinsurance law that is substantially similar to the credit for reinsurance law in the primary insurer's state of domicile and (2) meets certain financial requirements. Credit for reinsurance purchased from a reinsurer that does not meet the foregoing conditions is generally allowed to the extent that such reinsurer secures its obligations with qualified collateral.

Insurers are also subject to state laws regulating claim handling practices. The NAIC created a model unfair claims practices law which most states have fully or partially adopted. These laws and regulations set the standards by which insurers must investigate and resolve claims; however, a private cause of action for violation is not available to claimants. These laws typically prohibit: (1) misrepresentation of policy provisions, (2) failing to act promptly when claims are presented and (3) refusing to pay claims without an investigation. Market conduct examinations or insurance regulator investigations may be prompted through annual reviews or excessive numbers of complaints against an insurer. After an investigation or market conduct review by an insurance regulator, insurers found to be in violation of these laws and regulations face potential fines, cease and desist orders, remediation orders or loss of authority to write business in the particular state.

FEDERAL LEGISLATION AND REGULATION

The U.S. insurance industry is not currently subject to any significant federal regulation related to the business of insurance and instead is regulated principally at the state level. The Company is subject to a number of federal regulatory requirements related to securities, employment practices, qualified employee benefits plans and financial disclosures, among others.

Other federal laws and regulations apply to many aspects of our company and its business operations. These federal regulations include laws such as the Gramm-Leach-Bliley Act, which establishes privacy and security requirements for insurance companies, and enables state departments of insurance to enforce these requirements; and the Fair Credit Reporting Act as amended by the Fair and Accurate Credit Transactions Act, which establishes rules regarding access to and use of information (including but not limited to credit information and motor vehicle reports) from consumer reporting agencies.

LICENSES AND TRADEMARKS

We hold a U.S. federal service mark registration of our corporate name "RLI" and several other company service marks and trademarks with the U.S. Patent and Trademark Office. Such registrations protect our intellectual property nationwide from deceptively similar use. The duration of these registrations is 10 years, unless renewed. We monitor our trademarks and service marks and protect them from unauthorized use as necessary.

HUMAN CAPITAL

RLI is a specialty underwriting company whose success is driven by our entrepreneurial, ownership culture. We strive to hire top underwriting and claim talent, who work closely with our customers throughout the United States. Compensation plans are designed to reward profitability and shareholder value creation to better align compensation with the longer-term nature of insurance products and stakeholder expectations. Underwriters have the resources and authority to operate within established underwriting guidelines and share in the rewards when they succeed. We solicit employee feedback to help ensure employees are engaged, feel valued and are contributing to our success.

The Company employed 1,193 associates throughout the United States as of December 31, 2025, compared to 1,147 as of December 31, 2024, with an average employee tenure of 8.1 years. Given the complex nature of our products and the niche markets in which we operate, we prefer to utilize our own underwriting, claims and support staff, as these businesses require specialized experience and deep industry knowledge to appropriately select risks and effectively serve customers. Accordingly, ensuring a seamless transfer of knowledge as employees retire and developing new talent remain key areas of focus. We support these efforts by enabling employees to maintain and expand their industry knowledge and technical expertise through education and training programs, as well as memberships in industry and trade associations. In limited circumstances, we leverage third-party contractors when specialized skill sets outside our core insurance functions are required or when operational efficiencies can be achieved.

Human Capital Oversight

At the board of directors level, oversight of human capital is provided by the Human Capital and Compensation Committee (HCCC). Executive oversight for human capital is provided by the Company's Vice President of Human Resources, who reports to the President & CEO. Key responsibilities of the Vice President of Human Resources include providing effective programs related to staffing and succession planning, employee recruiting and development, compensation and benefits, and compliance, which are monitored by the HCCC.

Compensation and Benefits

We compensate employees through a competitive compensation (Total Rewards) program that includes a base salary or hourly wage, annual incentives for all full-time employees, long-term incentives for management, retirement benefits, as well as health, disability and life insurance. We utilize various information sources, including local, regional and national compensation surveys, to establish competitive pay targets for each position in the company to ensure our Total Rewards program attracts and retains a talented workforce.

An important element of the Total Rewards program is to promote alignment of employee and shareholder interests, which is achieved through the Company's Employee Stock Ownership Plan (ESOP) and long-term incentive plan (LTIP). The ESOP is a qualified retirement plan that provides shares of RLI Corp. stock to employees based on the profitability of the Company, while management is granted stock options and restricted stock units through the LTIP. Management, at the level of vice president and above, is subject to stock ownership guidelines requiring them to hold Company shares valued at a multiple of their base salary, depending on their role. As of December 31, 2025, 7 percent of RLI Corp. shares were owned by insiders.

Talented Workforce

We strive to cultivate a talented workforce to perpetuate our ownership culture, deliver excellent customer service and continue to achieve superior business results. Our goal is to attract, develop and retain the best talent with a variety of experiences, perspectives and skillsets, while promoting a culture where different viewpoints are valued and individuals feel respected, are treated fairly and have an opportunity to excel in their chosen careers.

FORWARD LOOKING STATEMENTS

Forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934 appear throughout this report. These forward looking statements generally include words such as "expect," "predict," "estimate," "will," "should," "anticipate," "believe" and similar expressions. Such assumptions are, in turn, based on information available and internal estimates and analyses of general economic conditions, competitive factors, conditions specific to the property and casualty insurance, reinsurance and surety industries, claims development and the impact thereof on our loss reserves, the adequacy and financial security of our reinsurance programs, developments in the securities market and the impact on our investment portfolio, regulatory changes and conditions and other factors and are subject to various risks, uncertainties and other factors, including, without limitation those set forth below in "Item 1A Risk Factors." Actual results could differ materially from those expressed in, or implied by, these forward looking statements. Forward looking statements reflect the Company's expectations, plans or forecasts of future events and views as of the date of this report. While the Company may elect to update these forward looking statements at some point in the future, the Company specifically disclaims any obligation to do so. You should review the various risks, uncertainties and other factors listed from time to time in our Securities and Exchange Commission filings.

Item 1A. Risk Factors

Insurance Industry

Our results of operations and revenues may fluctuate as a result of many factors, including cyclical changes in the insurance industry, which may cause the price of our securities to be volatile.

The results of operations of companies in the property and casualty insurance industry historically have been subject to significant fluctuations and uncertainties. Our profitability can be significantly affected, and has been affected to varying degrees, by:

- Competitive pressures impacting our ability to write new business or retain existing business at an adequate rate,

- Rising levels of loss costs that we cannot anticipate at the time we price our coverages, including those caused by inflation in the cost of materials, delays that cause increased business interruption losses and legal system abuse resulting in higher jury verdicts,

- Volatile and unpredictable developments, including man-made, weather-related and other natural catastrophes, terrorist attacks or geopolitical events,

- Significant price changes of the commodities we insure,

- Changes in the availability and level of reinsurance capacity,

- Changes in the amount of losses resulting from new types of claims, correlations of losses and new or changing judicial interpretations relating to the scope of insurers' liabilities and

- The ability of our underwriters to accurately select and price risk and our claim personnel to appropriately deliver fair outcomes.

In addition, the demand for property and casualty insurance, both admitted and excess and surplus lines, can vary significantly, rising as the overall level of economic activity increases and falling as that activity decreases, causing our revenues to fluctuate. These fluctuations in results of operations and revenues may not reflect long-term results and may cause the price of our securities to be volatile.

A significant percentage of our premium revenues are sold through a few brokers and carrier partners and a loss of business provided by any of them could adversely affect us.

We market our insurance products through brokers, agents and carrier partners. In 2025, 49 percent of our gross premiums written were produced through ten producer entities, while no other entity's production exceeded 2 percent of our gross premiums written. Accordingly, our business is dependent on the willingness of these agents, brokers and carrier partners to recommend our products to their customers, who may also promote and distribute the products of our competitors. Loss of all or a substantial portion of the business written through these parties could have a material adverse effect on our business.

Our business is concentrated in several key states and a change in our business in one of those states could disproportionately affect our financial condition or results of operations.

Although we operate in all 50 states, 56 percent of our direct premiums earned were generated in four states in 2025: Florida – 18 percent; California – 18 percent; Texas – 11 percent; and New York – 9 percent. An interruption in our operations, or a negative change in the business environment, insurance market or regulatory environment in one or more of these states could have a disproportionate effect on our business and direct premiums earned.

We compete with a large number of companies in the insurance industry and their actions could ultimately impact our overall results.

We are vulnerable to the actions of other companies who may seek to write business without the appropriate regard for risk and profitability, especially during periods of intense competition for premium. During these times, it is very difficult to grow or maintain premium volume without sacrificing underwriting income.

We face competition from specialty insurance companies, underwriting agencies and intermediaries, as well as diversified financial services companies that are significantly larger than we are, and that have significantly greater financial, marketing, management and other resources. We may also face competition from new sources of capital such as institutional investors seeking access to the insurance market, sometimes referred to as alternative capital, which may depress pricing or limit our opportunities to write business. Some of these competitors also have stronger brand awareness than we do. We may incur increased costs in competing for premium. If we are unable to compete effectively in the markets we operate in or are not successful in expanding our operations into new markets, the amount of premium we write may decline, pressuring overall business results.

New, proposed or potential legislative or industry developments could further increase competition in our industry, including:

- An increasing level of industry capital, new carrier formation or elevated competition in our line of business,

- The deregulation of commercial insurance lines in certain states and the possibility of federal regulatory reform of the insurance industry, which could increase competition from standard carriers for our excess and surplus lines of insurance business,

- Programs in which state-sponsored entities provide property insurance in catastrophe-prone areas or other alternative market types of coverage,

- Changing practices, which may lead to greater competition in the insurance business and

- The development of new technologies, which may lead to disruption of current business models and the insurance value chain.

New competition from these developments could cause the supply and/or demand for insurance or reinsurance to change, which could affect our ability to price our coverages at attractive rates and thereby adversely affect our underwriting results.

A downgrade in our ratings from AM Best, Standard & Poor's or Moody's could negatively affect our business.

Financial strength ratings are an important factor in establishing the competitive position of insurance companies. Our insurance companies are rated for overall financial strength by AM Best, Standard & Poor's and Moody's. AM Best, Standard & Poor's and Moody's ratings are independent opinions of an insurer's financial strength and ability to meet ongoing insurance policy and contract obligations, based on a comprehensive quantitative and qualitative analysis of balance sheet strength, operating performance, business profile and enterprise risk management. These financial strength ratings are based on factors relevant to policyholders, agents, insurance brokers and intermediaries and are not specifically related to securities issued by the company. The view of required capital may differ between rating agencies, as well as from RLI Corp.'s own view of desired capital. Our ratings are subject to periodic review by such firms, and the criteria used in the rating methodologies is subject to change. As such, we cannot assure we will continue to maintain our current ratings.

All our ratings were reviewed during 2025. AM Best reaffirmed its A+, Superior rating for the combined entity of RLI Ins., Mt. Hawley and CBIC (group-rated). Standard & Poor's reaffirmed our A rating for the group of RLI Ins. and Mt. Hawley. Moody's reaffirmed our group rating of A2 for RLI Ins. and Mt. Hawley. If our ratings are significantly reduced from their current levels by AM Best, Standard & Poor's or Moody's, our competitive position in the industry, and therefore our business, could be adversely affected. A significant downgrade could result in a substantial loss of business, as policyholders might move to other companies with greater financial strength ratings.

We are subject to extensive governmental regulation, which may adversely affect our ability to achieve our business objectives. Moreover, if we fail to comply with these regulations, we may be subject to penalties, including fines and suspensions, which may adversely affect our financial condition, results of operations and reputation.

Most insurance regulations are designed to protect the interests of policyholders rather than shareholders and other stakeholders. These regulations, generally administered by a department of insurance in each state and territory in which we do business, relate to, among other things:

- Approval of policy forms, premium rates and the basis on which rates can be determined,

- The use of artificial intelligence systems to make or supplement decisions related to underwriting, rating and pricing, claim administration and payment, and fraud detection,

- Standards of solvency, including risk-based capital measurements,

- Licensing of insurers and their producers,

- Restrictions on agreements with our large revenue-producing agents,

- Cancellation and non-renewal of policies,

- Restrictions on the nature, quality and concentration of investments,

- Restrictions on the ability of our insurance company subsidiaries to pay dividends to the Company,

- Restrictions on transactions between insurance company subsidiaries and their affiliates,

- Restrictions on the size of risks insurable under a single policy,

- Requiring deposits for the benefit of policyholders,

- Requiring certain methods of accounting,

- Periodic examinations of our operations and finances,

- Prescribing the form and content of records of financial condition required to be filed and

- Requiring reserves for unearned premium, losses and other purposes.

These regulatory requirements may adversely affect or inhibit our ability to achieve some or all of our business objectives.

In addition, regulatory authorities have relatively broad discretion to deny or revoke licenses for various reasons, including the violation of regulations. In some instances, we follow practices based on our interpretations of regulations or practices that we believe may be generally followed by the industry. These practices may turn out to be different from the interpretations of regulatory authorities. If we do not have the requisite licenses and approvals or do not comply with applicable regulatory requirements, insurance regulatory authorities could initiate investigations or other proceedings, fine the Company, preclude or temporarily suspend the Company from carrying on some or all of its activities or otherwise penalize the Company. This could adversely affect our ability to operate our business. Further, changes in the level of regulation of the insurance industry or changes in laws or regulations themselves or interpretations by regulatory authorities could adversely affect our ability to operate our business as currently conducted.

Our loss reserves are based on estimates and may be inadequate to cover our actual insured losses, which would negatively impact our profitability.

Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company and the payment of that loss. To recognize liabilities for unpaid losses, we establish reserves as balance sheet liabilities representing estimates of amounts needed to pay reported and unreported losses and the related loss adjustment expenses. Loss reserves are estimates of the ultimate cost of claims and do not represent an exact calculation of liability. These estimates are based on historical information and on estimates of future trends that may affect the frequency and severity of claims that may be reported in the future.

Estimating loss reserves is a difficult, complex and an inherently uncertain process involving many variables and subjective judgments. Changes in industry practices, and in legal, legislative, regulatory, judicial, social and other conditions under which we operate may require us to pay claims we did not intend to cover when we wrote the policies. These changes may serve to extend the time for making claims, extend coverage and increase damages. These changes may not become apparent until after we have issued policies or bonds that are affected by the changes and, consequently, we may not know the extent of our liability and the impact to our financial performance until many years after a policy or bond was issued. The effects of these and other coverage issues are difficult to predict and could have a materially adverse effect on our financial performance.

As part of the reserving process, we review historical data and consider the impact of various factors such as:

- Loss emergence and claim reporting patterns,

- Underlying policy terms and conditions,

- Business and exposure mix,

- Emerging coverage issues,

- Trends in claim frequency and severity,

- Changes in operations,

- Economic trends such as inflation,

- State reviver statutes that permit claims after a statute of limitation has expired,

- Court closures or increased time-to-trial,

- Social trends such as increased amounts awarded by courts and juries and

- Changes in the regulatory and litigation environments.

This process assumes that past experience, adjusted for the effects of current developments and anticipated trends, is an appropriate basis for predicting future events. It also assumes adequate historical or other data exists upon which to make these judgments. For more information on the estimates used in the establishment of loss reserves, see the Losses and Settlement Expenses section of our Critical Accounting Policies contained within Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations. However, there is no precise method for evaluating the impact of any specific factor on the adequacy of reserves and actual results are likely to differ from original estimates. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability could suffer.

Catastrophic losses are unpredictable and could cause the Company to suffer material financial losses.

Our insurance coverages include exposure to catastrophic events, particularly hurricanes and tropical storms affecting coastal regions of the United States and earthquakes, primarily on the West Coast. Weather-related catastrophes may include events such as hurricanes, severe convective storms, winter weather, drought and heatwaves. In addition, catastrophe losses can occur from events such as wildfires, lava flows in Hawaii and terrorist events in the United States.

The incidence and severity of catastrophes are inherently unpredictable. The extent of losses from a catastrophe is a function of both the total amount of insured values in the area affected by the event and the severity of the event. Most catastrophes are restricted to fairly specific geographic areas. However, hurricanes and earthquakes may produce significant damage in large, heavily populated areas. It is possible that a catastrophic event or multiple catastrophic events could cause the Company to suffer material financial losses. In addition, catastrophe claim costs may be higher than we originally estimate and could cause substantial volatility in our financial results for any fiscal quarter or year.

We use models to help assess exposure to certain catastrophic events against established thresholds. Models include underlying assumptions based on a limited set of actual events and cannot contemplate all possible catastrophe scenarios. In addition, models are revised periodically, which could change modeled losses. The losses we might incur from an actual catastrophe could be higher than our expectation of losses generated from modeled catastrophe scenarios, which could have a materially adverse effect on our results of operations and financial condition. To address uncertainty related to catastrophe models, we also monitor against thresholds using non-modeled scenarios.

Changing climate and weather conditions may adversely affect our financial condition or profitability.

Climate change is a complex and evolving issue and we cannot predict the cumulative impact it may have on our results of operations or financial condition at this time. The effects on the Company could include:

- Changes in the frequency, severity and location of weather-related catastrophes, which may result in higher levels of losses and could increase the volatility of our financial results,

- Additional uncertainty in third party catastrophe models, which could impair our ability to assess exposure and adequately price the catastrophe risks we insure,

- Flooding of coastal property, resulting from rising sea levels, making certain geographic areas uninhabitable, reducing demand for insurance products we offer in those areas,

- Increased losses from weather-related catastrophes may make it more difficult to obtain reinsurance at desired levels, or more expensive to acquire reinsurance coverage, which may reduce the amount of business we write and the revenues we generate,

- A transition from carbon-based energy to other sources of energy may decrease demand for insurance coverage we provide to the industries that produce or use carbon-based energy, decrease the availability of reinsurance available for coverages we provide for those industries, or increase claims and losses related to those industries, any of which could affect our profitability,

- Changes in legislation, regulation and court decisions could increase our compliance costs, impose liability on policyholders that we did not contemplate when we underwrote policies, or limit our ability to sell insurance coverage to certain policyholders and

- Losses on our invested assets that could have a material adverse impact on our results of operations and financial condition.

If we cannot obtain adequate reinsurance protection for the risks we have underwritten or at prices we deem acceptable, we may be exposed to greater losses from these risks or we may reduce the amount of business we underwrite, which would reduce our revenues.

Market conditions beyond our control determine the availability and cost of the reinsurance protection that we purchase. In addition, the historical results of reinsurance programs and the availability of capital also affect the availability of reinsurance. Our reinsurance agreements are generally subject to annual renewal. We cannot be sure that we can maintain our current reinsurance protection, obtain other reinsurance facilities in adequate amounts and at favorable rates, or diversify our exposure among an adequate number of high-quality reinsurance partners. If we are unable to renew our expiring facilities or obtain new reinsurance facilities on terms we deem acceptable, either our net loss exposures would increase, which could increase the volatility of our results, or we would have to reduce the level of our underwriting commitments when possible, which would reduce our revenues. Some of the bonds we issue, particularly in the energy sector, are non-cancelable and may expose the Company to greater losses, should the surety reinsurance coverage we are able to secure be reduced or become unavailable. Additionally, the potential exists for losses to exceed our reinsurance limits when we believe we have adequate reinsurance coverage in place, which would adversely impact our net earnings.

Our reinsurers may not pay on losses in a timely fashion, or at all, which may increase our costs and have an adverse effect on our business.

We purchase reinsurance to transfer part of the risk we have assumed (known as ceding) to a reinsurance company in exchange for part of the premium we receive in connection with the risk. Although reinsurance makes the reinsurer liable to the Company to the extent the risk is transferred or ceded to the reinsurer, it does not relieve the Company (the reinsured) of its liability to its policyholders. Accordingly, we bear credit risk with respect to our reinsurers. That is, our reinsurers may not pay claims made by the Company on a timely basis, or they may not pay some or all of these claims for a variety of reasons. Either of these events would increase our costs and could have a material adverse effect on our business.

Financial and Investment

Adverse changes in the economy could lower the demand for our insurance products and could have an adverse effect on the revenue and profitability of our operations.

Factors such as business revenue, construction spending, government spending and policies, tariffs, the volatility and strength of the capital markets and inflation can all affect the business and economic environment. These same factors affect our ability to generate revenue and profits. Insurance premiums in our markets are heavily dependent on our customers' revenues, payroll, value of goods transported, miles traveled and number of new projects initiated. In an economic downturn characterized by higher unemployment, declines in construction spending and reduced corporate revenues, the demand for insurance products is adversely affected. Adverse changes in the economy may lead our customers to have less need or desire for insurance coverage, to cancel existing insurance policies, to modify coverage or to not renew with the Company, all of which affect our ability to generate revenue. In addition, as approximately a third of our business relates to the construction industry, our results of operations could be significantly impacted in an economic downturn if the construction industry is affected disproportionately.

Access to capital and market liquidity may adversely affect our ability to take advantage of business opportunities as they arise.

Our ability to grow our business depends, in part, on our ability to access capital when needed. We cannot predict capital market liquidity or the availability of capital. We also cannot predict the extent and duration of future economic and market disruptions, the impact of government interventions into the market to address these disruptions and their combined impact on our industry, business and investment portfolios. If our company needs capital but cannot raise it, our business and future growth could be adversely affected.

We are an insurance holding company and therefore may not be able to receive adequate or timely dividends from our insurance subsidiaries.

RLI Corp. is the holding company for our three insurance operating companies. At the holding company level, our principal assets are the shares of capital stock of our insurance company subsidiaries. We rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. Dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the IDOI. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay RLI Corp. obligations and desired dividends to shareholders. Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval (or non-disapproval) from the IDOI. Because the limitations are based upon a rolling 12-month period, the presence, amount and impact of these restrictions vary over time.

We may not be able to, or might not choose to, continue paying dividends on our common stock.

We have a history of paying regular, quarterly dividends and have paid annual special dividends since 2010. The payment of either type of dividend to our shareholders in the future is not guaranteed, is at the discretion of our board of directors and will depend on our results of operations, financial condition and other factors deemed relevant by our board of directors. Our ability to pay dividends depends largely on our subsidiaries' earnings and operating capital requirements, and is subject to the regulatory, contractual and other constraints of our subsidiaries, including the effect of any such dividends or distributions on the AM Best rating or other ratings of our insurance subsidiaries. In addition, we may choose to retain capital to support growth or further mitigate risk, instead of returning excess capital to our shareholders.

Our investment results and, therefore, our financial condition may be impacted by changes in the business, financial condition or operating results of the entities in which we invest, as well as changes in interest rates, government monetary policies, general economic conditions, liquidity and overall market conditions.

We invest the premiums we receive from customers until they are needed to pay expenses or policyholder claims. Funds remaining after paying expenses and claims remain invested and are included in retained earnings. The value of our investment portfolio can fluctuate as a result of changes in the business, financial condition or operating results of the entities in which we invest. In addition, fluctuations can result from changes in interest rates, credit risk, government monetary policies, liquidity of holdings and general economic conditions. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is positively correlated with movements in domestic stocks. The bond portfolio is affected by interest rate changes and movement in credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio of high-quality securities with varied maturities. These fluctuations may negatively impact our financial condition.

Operational

Our success will depend on our ability to maintain and enhance effective operating procedures and manage risks on an enterprise-wide basis.

Operational risk and losses can result from, among other things, fraud, errors, failure to document transactions properly, failure to obtain proper internal authorization, failure to comply with regulatory requirements, information technology failures or external events. We continue to enhance our operating procedures and internal controls to effectively support our business and our regulatory and reporting requirements. The NAIC and state legislatures have increased their focus on risks within an insurer's holding company system that may pose enterprise risk to insurers. The Illinois legislature has adopted the Risk Management and Own Risk and Solvency Assessment (ORSA) Law, which requires domestic insurers to maintain a risk management framework and establishes a legal requirement for domestic insurers to conduct an ORSA in accordance with the NAIC's ORSA Guidance Manual. The ORSA Law also provides that, no less than annually, an insurer must submit an ORSA summary report. Under the Illinois insurance holding company laws, on an annual basis, we are also required to file an enterprise risk report with the IDOI, which is intended to identify the material risks within our insurance holding company system that could pose enterprise risk to our insurance company subsidiaries. We operate within an enterprise risk management (ERM) framework designed to assess and monitor our risks. However, assurance that we can effectively review and monitor all risks or that all our employees will operate within the ERM framework cannot be guaranteed. Assurances that our ERM framework will result in the Company accurately identifying all risks and accurately limiting our exposures based on our assessments also cannot be guaranteed.

We may not be able to effectively start up or integrate new product opportunities.

Our ability to grow our business depends, in part, on our creation, implementation or acquisition of new insurance products that are profitable and fit within our business model. Our ability to grow profitably requires that we identify market opportunities, which may include acquisitions, and that we attract and retain underwriting and claims expertise to support that growth. New product launches, as well as resources to integrate business acquisitions are subject to many obstacles, including ensuring we have sufficient business and system processes, determining appropriate pricing, obtaining reinsurance, assessing opportunity costs and regulatory burdens and planning for internal infrastructure needs. If we cannot effectively or accurately assess and overcome these obstacles, or we improperly implement new insurance products, our ability to grow profitably could be impaired.

We may be unable to attract and retain qualified key employees.

We depend on our ability to attract and retain experienced underwriting and claim talent, who have deep knowledge of the niche business we write, and other skilled employees. If we cannot attract or retain top-performing executive officers, underwriters and other employees, the quality of their performance decreases or we fail to implement succession plans for our key employees, we may be unable to maintain our current competitive position in the markets in which we operate or expand our operations into new markets.

We rely on third-party vendors for a number of key components of our business.

We contract with a number of third-party vendors to support our business. For example, we have license agreements for software that we use to model natural catastrophes, process claims, and manage policies, producers and financial processes. The vendors range from large national companies, who are dominant in their area of expertise and would be difficult to quickly replace, to smaller or start-up vendors with leading technology, but with shorter operating histories and fewer financial resources. Failures of certain vendors to provide services could adversely affect our ability to deliver products and services to our customers, disrupting our business and causing the Company to incur significant expense. If one or more of our vendors experience a cybersecurity breach; fail to use artificial intelligence reliably and in compliance with applicable laws; or fail to protect personal information of our customers, claimants or employees, we may incur operational impairments, or could be exposed to litigation, compliance costs or reputational damage. We maintain a vendor management program to establish procurement policies and to monitor vendor risk, including the security and stability of our critical vendors.

Any significant interruption in the operation of our facilities, systems and business functions could adversely affect our financial condition and results of operations.

We rely on multiple computer systems to interact with producers and customers, issue policies, pay claims, run modeling functions, assess insurance risks and complete various important internal processes including accounting and bookkeeping. Our business is highly dependent on our ability to access these systems to perform necessary business functions. Additionally, some of these systems may include or rely upon third-party systems not located on our premises. Any of these systems may be exposed to unplanned interruption, unreliability or intrusion from a variety of causes, including among others, storms and other natural disasters, terrorist attacks, cyber attacks, errors or inaccuracies in artificial intelligence systems, utility outages or complications encountered as existing systems are replaced or upgraded.

Any such issues could materially impact our company, including the impairment of information availability, compromise of system integrity/accuracy, misappropriation of confidential information, reduction of our volume of transactions and interruption of our general business. Although we believe our computer systems are secure and continue to take steps to ensure they are protected against such risks, we cannot guarantee such problems will not occur. If they do, interruption to our business and damage to our reputation and related costs, could be significant, which could impair our profitability.

Technology breaches or failures, including but not limited to cyber security incidents, could disrupt our operations, result in the loss of critical and confidential information and expose us to additional liabilities, which could adversely impact our reputation and results of operations.

Global cyber security threats can range from uncoordinated individual attempts to gain unauthorized access to our information technology systems, and those of our business or service providers, to sophisticated and targeted measures known as advanced persistent threats. Like other companies, RLI Corp. is also subject to insider threats that may impact the confidentiality, integrity or availability of our data. We, as well as our business partners and service providers, employ measures to prevent, detect, address, mitigate and recover from these threats (including employee training, access controls, data encryption, vulnerability assessments, continuous monitoring of information technology networks and systems and maintenance of backup and protective systems). However, cyber security incidents, depending on their nature and scope, could potentially result in the misappropriation, destruction, corruption or unavailability of critical data and confidential or proprietary information (our own or that of third parties) and the disruption of business operations. Security breaches could expose the Company to a risk of loss or misuse of Company or third-party confidential information, litigation and potential liability. In addition, cyber incidents that impact the availability, reliability, speed, accuracy or other proper functioning of our technology systems could impact our operations. We may not have the resources or technical sophistication to anticipate or prevent every type of cyber attack. A significant cyber incident, including system failure, security breach, disruption by malware or other damage could interrupt or delay our operations, result in a violation of applicable privacy and other laws, damage our reputation, cause a loss of customers or give rise to remediation costs, monetary fines and other penalties, which could be significant. We have cyber insurance, but it is possible that the coverage we have in place would not entirely protect the Company in the event that we experienced a cyber security incident, interruption or widespread failure of our information technology systems.

If we are unable to keep pace with the technological advancements in the insurance industry, our ability to compete effectively could be impaired.

Our operations rely upon complex and expensive information technology systems for interacting with policyholders, brokers and other business partners. The pace at which information systems must be upgraded is continually increasing, requiring an ongoing commitment of significant resources to maintain or upgrade to current standards and serve our customers. If we are unable to keep pace with the advancements being made in technology, such as the use of artificial intelligence systems, our ability to compete with other insurance companies who have advanced technological capabilities will be negatively affected. Furthermore, if we are unable to effectively update or replace our key legacy technology systems as they become obsolete, or as emerging technology renders them competitively inefficient, our competitive position, security and our cost structure could be adversely affected.

Epidemics, pandemics and public health outbreaks could adversely affect our business, including revenues, profitability, results of operations and/or cash flows, in a manner and to a degree that could be material.

Epidemics, pandemics and other public health outbreaks generally result in significant disruptions in economic activity and financial markets. The cumulative effects on the Company could include, without limitation:

- Reduced demand for our insurance policies due to reduced economic activity, which could negatively impact our revenues,

- Reduced cash flows from our policyholders, delaying premium payments,

- Increased costs and disruption of operations due to employees working remotely or unavailability of our employees,

- Increased claims, losses, litigation and related expenses,

- Legislative, regulatory and judicial actions in response to the public health outbreak, including, but not limited to, actions prohibiting us from cancelling insurance policies in accordance with our policy terms, requiring us to cover losses when our underwriting intent in those policies was not to provide coverage or was to exclude coverage, ordering us to provide premium refunds, granting extended grace periods for payment of premiums and providing for extended periods of time to pay premiums that are past due,

- Policyholder losses from pandemic-related claims could be greater than our reserves for those losses,

- Volatility and declines in financial markets could reduce the fair market value, or result in the impairment, of invested assets held by the Company and

- Changes in interest rates, which could reduce future investment results.

Although we have investigated and closed a majority of COVID-19-related claims without payment, state and federal courts could rule that such claims are covered under our policies. Court decisions upholding our position that these COVID-19 related claims are not covered under our policies could also be overturned on appeal. These actions could result in an increase in claims and paid losses, which could have a materially adverse effect on our financial performance. Such appellate court decisions may take several years to become final and their ultimate outcome remains uncertain at this time.

We may suffer losses from litigation, which could materially and adversely affect our financial condition and business operations.

We continually face risks associated with litigation of various types, including general commercial and corporate litigation, and disputes relating to bad faith allegations that could result in the Company incurring losses in excess of policy limits. We are party to a variety of litigation matters throughout the year. Litigation is subject to inherent uncertainties, and if there were an unfavorable outcome, it could have a material adverse impact on our results of operations and financial position in the period in which the outcome occurs. Even if an unfavorable outcome does not materialize, we still may face substantial expense and disruption associated with the litigation.

Anti-takeover provisions affecting the Company could prevent or delay a change of control that is beneficial to you.

Provisions of our certificate of incorporation and by-laws, as well as applicable Delaware law, federal and state regulations and insurance company regulations may discourage, delay or prevent a merger, tender offer or other change of control that holders of our securities may consider favorable. Some of these provisions impose various procedural and other requirements that could make it more difficult for shareholders to affect certain corporate actions. These provisions could:

- Have the effect of delaying, deferring or preventing a change in control of the Company,

- Discourage bids for our securities at a premium over the market price,

- Adversely affect the market price, the voting and other rights of the holders of our securities or

- Impede the ability of the holders of our securities to change our management.

In particular, we are subject to Section 203 of the Delaware General Corporation Law which, under certain circumstances, restricts our ability to engage in a business combination, such as a merger or sale of assets, with any shareholder that, together with affiliates, owns 15 percent or more of our common stock, which similarly could prohibit or delay the accomplishment of a change of control transaction.

Item 1B. Unresolved Staff Comments

None.

Item 1C. Cybersecurity

Risks from cybersecurity threats or incidents (cybersecurity risks) are assessed, identified and managed by the Company in a manner that is consistent with leading cybersecurity frameworks, including the National Institute of Standards and Technology Cybersecurity Framework (NIST Framework). The Company's approach to cybersecurity risk management is generally based on the six core functions contained within the NIST Framework organizing structure: identify, protect, detect, respond, recover and govern.

As of the date of this report, risks from cybersecurity threats or incidents have not materially affected, nor are they reasonably likely to materially affect, the Company's business strategy, results of operations or financial condition. However, in light of emerging and changing cybersecurity threats and vulnerabilities, the Company cannot guarantee that it will not be a victim of a cybersecurity attack in the future that could materially affect the Company. See Item 1A, Risk Factors for more information.

The IT security department is responsible for the day-to-day assessment and management of cybersecurity risks, including efforts to prevent and, if necessary, mitigate the effects of a cybersecurity incident. The head of the Company's IT security department serves as the Company's chief information security officer (CISO). The CISO holds a Certified Information Systems Security Professional designation from the Information Security Certification Consortium, has 21 years of experience in the insurance industry and has served in IT security-related roles for 25 years.

Management oversight of cybersecurity risks is provided primarily through the Company's Technology Committee, which is chaired by the Company's Vice President of Operations and comprised of members of senior management. The Technology Committee's responsibilities include general oversight of cybersecurity-related matters, maintenance of the cybersecurity and data privacy programs and oversight of the Company's cybersecurity incident response plan. Technology risk, including cybersecurity risk, is also integrated into the Company's enterprise risk management process. The Company's Risk Committee, chaired by the CEO and comprised of members of executive management, identifies the Company's material risks and reviews the strategies, processes and controls in place to facilitate the understanding, identification, prevention, measurement, reporting and mitigation of those risks. The Risk Committee meets quarterly and reviews the Technology Committee's current assessment of cybersecurity risks.

The RLI Corp. Board of Directors provides oversight for cybersecurity risks primarily through its Finance & Risk Committee (FRC). The Company's CISO presents quarterly to the designated committee on cybersecurity risks and the Company's strategies to assess and manage those risks. Additionally, the board receives periodic updates on emerging cybersecurity issues and developments through director education provided by the Company and third-party experts, detailed reviews provided by the CISO on select cybersecurity topics, and periodic "table top" simulations of a cybersecurity event.

The Company maintains a Cybersecurity Incident Response Plan (CIRP) providing a framework for identifying, evaluating and escalating potential or actual cybersecurity events. The CIRP assigns responsibilities and provides a workflow between the Company's IT security department; the Company's Technology Committee; and the board of directors regarding the detection, assessment and response to a cybersecurity event.

The Company's internal audit department routinely engages third-party cybersecurity consultants to conduct network security audits. The Company also engages other third-party consultants in a number of areas to support the assessment, identification and management of cybersecurity risks, including risk assessments, log monitoring, threat intelligence, system penetration testing, training and incident response, among others. The Company performs cybersecurity due diligence and monitoring of third-party vendors, which may include the review of System and Organization Control (SOC) reports or the results of a security questionnaire, to identify the cybersecurity controls and protections maintained by a third party.

Item 2. Properties

We own five commercial buildings totaling 173,000 square feet on our 23-acre campus that serves as our corporate headquarters in Peoria, Illinois. All our branch offices and other company operations lease office space throughout the country. Management considers our office facilities suitable and adequate for our current levels of operations.

RLI's Peoria, Illinois campus includes a 1.8-megawatt solar field that is capable of producing annual electrical power equal to or exceeding the yearly electrical needs for all our office buildings in Peoria.

Item 3. Legal Proceedings

Information on our legal proceedings is set forth in note 9 to the Consolidated Financial Statements included under Item 8, Financial Statements and Supplementary Data.

Item 4. Mine Safety Disclosures

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

RLI Corp. common stock trades on the New York Stock Exchange under the symbol "RLI". RLI Corp. has paid dividends for 198 consecutive quarters and increased quarterly dividends in each of the last 50 years. In December 2025 and 2024, RLI Corp. paid special cash dividends of $2.00 per share to shareholders. As of February 13, 2026, there were 1,115 registered holders of the Company's common stock.

The payment of dividends to our shareholders is at the discretion of our board of directors and will depend on our results of operations, our financial condition, regulatory restrictions of our insurance subsidiaries and other factors deemed relevant by our board of directors. Although the Company currently intends to continue paying quarterly cash dividends to our shareholders, there can be no assurance as to the amount of such dividends or whether the Company will continue to pay such dividends.

Performance

The following graph provides a five-year comparison of RLI Corp.'s total return to shareholders compared to that of the S&P 500 and S&P 500 P&C Index:



		2020	2021	2022	2023	2024	2025
RLI	——————	$ 100	$ 111	$ 138	$ 143	$ 183	$ 148
S&P 500	•••••••••••••••	100	129	105	133	166	196
S&P 500 P&C Index	— — —	100	118	140	155	209	229

Assumes $100 invested on December 31, 2020, in RLI, S&P 500 and S&P 500 P&C Index, with reinvestment of dividends. Comparison of five-year annualized total return — RLI: 8.1%, S&P 500: 14.4% and S&P 500 P&C Index: 18.0%.

Securities Authorized for Issuance under Equity Compensation Plans

Information on securities authorized for issuance under our equity compensation plan is incorporated by reference to the "Share Ownership of Certain Beneficial Owners and Management" section of the Proxy Statement.

Recent Sales of Unregistered Securities; Uses of Proceeds from Registered Securities - Not applicable.

Issuer Purchases of Equity Securities - Not applicable.

Item 6. [Reserved] - Not applicable.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

OVERVIEW

RLI Corp. is a U.S.-based, specialty insurance company that underwrites select property, casualty and surety products through three major subsidiaries collectively known as RLI Insurance Group (Group). Our focus is on niche markets and developing unique products that are tailored to customers' needs. We hire underwriters and claim examiners with deep expertise and provide exceptional customer service and support. We maintain a highly diverse product portfolio and underwrite for profit in all market conditions. In 2025, we achieved our 30th consecutive year of underwriting profitability. Over the 30-year period, we averaged an 87.9 combined ratio. This drives our ability to provide shareholder returns in three different ways: the underwriting income itself, net investment income from our investment portfolio and long-term appreciation in our equity portfolio.

We measure the results of our insurance operations by monitoring growth and profitability across three distinct business segments: property, casualty and surety. Growth is measured in terms of gross premiums written, and profitability is analyzed through underwriting income and combined ratios.

KEY PERFORMANCE MEASURES

The following is a list of key performance measures found throughout this report, including definitions, relationships to GAAP measures and explanations of their importance to our operations.

Underwriting Income

Underwriting income or profit represents one measure of the pretax profitability of our insurance operations and is derived by subtracting losses and settlement expenses, policy acquisition costs and insurance operating expenses from net premiums earned, which are all GAAP financial measures. Each of these components are presented in the statements of earnings but are not subtotaled. However, this information is available in total and by segment in note 11 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data. The nearest comparable GAAP measure is earnings before income taxes which, in addition to underwriting income, includes net investment income, net realized gains or losses, net unrealized gains or losses on equity securities, general corporate expenses, debt costs and our portion of earnings from unconsolidated investees. A reconciliation of net earnings to underwriting income follows:

	Year ended December 31,	
(in thousands)	2025	2024
Net earnings	$ 403,337	$ 345,779
Income tax expense	102,644	81,772
Earnings before income taxes	$ 505,981	$ 427,551
Equity in earnings of unconsolidated investees	3,924	4,869
General corporate expenses	17,028	15,880
Interest expense on debt	5,358	6,331
Net unrealized gains on equity securities	(43,247)	(81,734)
Net realized gains	(65,116)	(19,966)
Net investment income	(159,739)	(142,278)
Underwriting income	$ 264,189	$ 210,653

Combined Ratio

The combined ratio, which is derived from components of underwriting income, is a common industry performance measure of profitability for underwriting operations and is calculated in two components. The loss ratio is loss and settlement expenses divided by net premiums earned. The expense ratio reflects the sum of policy acquisition costs and insurance operating expenses divided by net premiums earned. All items included in these components of the combined ratio are presented in our GAAP consolidated financial statements. The sum of the loss and expense ratios is the combined ratio. The difference between the combined ratio and 100 reflects the per-dollar rate of underwriting income or loss.

CRITICAL ACCOUNTING POLICIES

In preparing the consolidated financial statements, we are required to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities as of the date of the consolidated financial statements and the reported amounts of revenues and expenses for the reporting period. Actual results could differ significantly from those estimates.

The most critical accounting policies involve significant estimates and include those used in determining the liability for unpaid losses and settlement expenses, investment valuation, recoverability of reinsurance balances, deferred policy acquisition costs and deferred taxes.

LOSSES AND SETTLEMENT EXPENSES

Overview

Loss and loss adjustment expense (LAE) reserves represent our best estimate of ultimate payments for losses and related settlement expenses from claims that have been reported but not paid, and those losses that have been incurred but not yet reported (IBNR) to the Company. Loss reserves do not represent an exact calculation of liability, but instead represent our estimates, generally utilizing individual claim estimates, actuarial expertise and estimation techniques at a given accounting date. The loss reserve estimates are expectations of what ultimate settlement and administration of claims will cost upon final resolution. These estimates are based on facts and circumstances then known to the Company, review of historical settlement patterns, estimates of trends in claim frequency and severity, projections of loss costs, expected interpretations of legal theories of liability and many other factors. In establishing reserves, we also consider estimated recoveries from reinsurance as well as salvage and subrogation.

We record two categories of loss and LAE reserves: case-specific reserves and IBNR reserves. Within a reasonable period of time after a claim is reported, our claim department completes an initial investigation and establishes a case reserve. This case-specific reserve is an estimate of the ultimate amount we will have to pay for the claim, including related legal expenses and other costs associated with resolving and settling it. The estimate reflects all of the current information available regarding the claim, the informed judgment of our professional claim personnel regarding the nature and value of the specific type of claim and our reserving practices. During the life cycle of a particular claim, as more information becomes available, we may revise the estimate of the ultimate value of the claim either upward or downward. We may determine that it is appropriate to pay portions of the reserve to the claimant or related settlement expenses before final resolution of the claim. The amount of the individual case reserve will be adjusted accordingly and is based on the most recent information available.

We establish IBNR reserves to estimate the amount we will have to pay for claims that have occurred, but have not yet been reported to the Company, claims that have been reported to the Company that may ultimately be paid out differently than reflected in our case-specific reserves and claims that have been closed but may reopen and require future payment.

LAE represents the cost involved in adjusting and administering losses from policies we issued. The LAE reserves are frequently separated into two components: allocated and unallocated. Allocated loss adjustment expense (ALAE) reserves represent an estimate of claims settlement expenses that can be identified with a specific claim. Examples of ALAE would be the hiring of an outside adjuster to investigate a claim or an outside attorney to defend our insured. The claim adjuster typically estimates this cost separately from the loss component in the case reserve. Unallocated loss adjustment expense (ULAE) reserves represent an estimate of claims settlement expenses that cannot be identified with a specific claim. An example of ULAE would be the cost of an internal claim examiner to manage or investigate claims.

The process of estimating loss reserves involves a high degree of judgment and is subject to a number of variables. These variables can be affected by both internal and external events, such as changes in claim handling procedures, claim personnel, economic inflation, legal trends and legislative changes, among others. The impact of many of these items on ultimate costs for loss and LAE is difficult to estimate. Loss reserve estimations also differ significantly by coverage due to differences in claim complexity, the volume of claims, the policy limits written, the terms and conditions of the underlying policies, the potential severity of individual claims, the determination of occurrence date for a claim and reporting lags (the time between the occurrence of the policyholder event and when it is actually reported to the insurer). Informed judgment is applied throughout the process. We continually refine our loss reserve estimates as historical loss experience develops and additional claims are reported and settled. We rigorously attempt to consider all significant facts and circumstances known at the time loss reserves are established.

The following is a table of significant risk factors involved in estimating losses grouped by major product line. We distinguish between loss ratio risk and reserve estimation risk. Loss ratio risk refers to the possible dispersion of loss ratios from year to year due to inherent volatility in the business, such as high severity or aggregating exposures. Reserve estimation risk recognizes the difficulty in estimating a given year's ultimate loss liability. As an example, our property catastrophe business (included below in commercial and other property) has significant variance in year over year results; however, its reserving estimation risk is relatively moderate.

Product line	Length of reserve tail	Emergence patterns relied upon	Other risk factors	Expected loss ratio variability	Reserve estimation variability
Commercial excess	Long	Internal	Low frequency	High	High
			High severity		
			Loss trend volatility		
			Exposure growth		
			Unforeseen tort potential		
Personal umbrella	Medium	Internal	Low frequency	Medium	Medium
			High severity		
			Loss trend volatility		
			Exposure growth		
			Unforeseen tort potential		
General liability	Long	Internal	Exposure changes/mix	Medium	High
			Unforeseen tort potential		
Professional services	Medium	Internal	Highly varied exposures	Medium	Medium
			Loss trend volatility		
			Unforeseen tort potential		
Commercial transportation	Medium	Internal	High severity	Medium	Medium
			Exposure change/mix		
			Loss trend volatility		
			Unforeseen tort potential		
Small commercial	Medium	Internal	Exposure change/mix	Medium	Medium
			Unforeseen tort potential		
			Small volume		
Executive products	Long	Internal & external	Low frequency	High	High
			High severity		
			Loss trend volatility		
			Economic volatility		
			Unforeseen tort potential		
			Exposure growth/mix		
			Heavily reinsured		
Other casualty	Medium	Internal & external	Small volume	Medium	Medium
Marine	Medium	Internal	Exposure growth/mix	High	Medium
			Aggregation exposure		
Commercial and other property	Short	Internal	Aggregation exposure	High	Medium
			Low frequency		
			High severity		
Surety	Medium	Internal	Economic volatility	Medium	Medium
			Unique exposures		
Runoff including asbestos & environmental	Long	Internal & external	Loss trend volatility	High	High
			Mass tort/latent exposure		

Due to inherent uncertainty underlying loss reserve estimates, including, but not limited to, the future settlement environment, final resolution of the estimated liability may be different from that anticipated at the reporting date. The amount by which current estimated losses differ from those estimated for a period at a prior valuation date is known as development. Development is unfavorable when the losses ultimately settle for more than the levels at which they were reserved or subsequent estimates indicate a basis for reserve increases on unresolved claims. Development is favorable when losses ultimately settle for less than the amount reserved or subsequent estimates indicate a basis for reducing loss reserves on unresolved claims. We reflect favorable or unfavorable development of loss reserves in the results of operations in the period the estimates are changed.

Our IBNR reserving process involves three steps: (1) an initial IBNR generation process that is prospective in nature, (2) a loss and LAE reserve estimation process that occurs retrospectively and (3) a subsequent discussion and reconciliation between our prospective and retrospective IBNR estimates, which includes changes in our provisions for IBNR where deemed appropriate.

Initial IBNR Generation Process

Initial carried IBNR reserves are determined through a reserve generation process. The intent of this process is to establish an initial total reserve that will provide a reasonable provision for the ultimate value of all unpaid loss and ALAE liabilities. For most casualty and surety products, this process involves the use of an initial loss and ALAE ratio that is applied to the earned premium for a given period. The result is our best initial estimate of the expected amount of ultimate loss and ALAE for the period by product. Payments and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve.

For certain property products, we use an alternative method of determining an appropriate provision for initial IBNR. Since this segment is characterized by a shorter period of time between claim occurrence and claim settlement, the IBNR reserves are determined by IBNR percentages applied to premium earned. The percentages are determined based on expected loss ratios and loss development assumptions. The loss development assumptions are typically based on historical reporting patterns but could consider alternative sources of information. The IBNR percentages are reviewed and updated periodically. No deductions for paid or case reserves are made. This alternative method of determining initial IBNR allows incurred losses and ALAE to react more rapidly to the actual emergence, and is more appropriate for our property products where final claim resolution occurs over a shorter period of time.

We do not reserve for natural or man-made catastrophes until an event has occurred. Shortly after such occurrence, we review insured locations exposed to the event. We also consider our knowledge of frequency and severity from early claim reports and onsite reviews of damage to determine an appropriate reserve for the catastrophe. These reserves are reviewed frequently to consider actual losses reported and appropriate changes to our estimates are made to reflect the new information.

The initial loss and ALAE ratios that are applied to earned premium are reviewed at least semi-annually. Prospective estimates are made based on historical loss experience adjusted for exposure mix, price change and loss cost trends. The initial loss and ALAE ratios also reflect our judgment as to estimation risk. We consider estimation risk by product and coverage within product, if applicable. A product with greater volatility and uncertainty has greater estimation risk. Products or coverages with higher estimation risk include, but are not limited to, the following characteristics:

- Significant changes in underlying policy terms and conditions,

- A new business or one experiencing significant growth and/or high turnover,

- Small volume or lacking internal data requiring significant utilization of external data,

- Unique reinsurance features including those with aggregate stop-loss, reinstatement clauses, commutation provisions or clash protection,

- Longer emergence patterns with exposures to latent unforeseen mass tort,

- Assumed reinsurance businesses where there is an extended reporting lag and/or a heavier utilization of ceding company data and claims and product expertise,

- High severity and/or low frequency,

- Operational processes undergoing significant change and/or

- High sensitivity to significant swings in loss trends, economic change or judicial change.

The historical and prospective loss and ALAE estimates, along with the risks listed, are the basis for determining our initial and subsequent carried reserves. Adjustments in the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors.

Loss and LAE Reserve Estimation Process

Estimates of the expected value of the unpaid loss and LAE are derived using standard actuarial methodologies on a quarterly basis. In addition, an emergence analysis is completed quarterly to determine if further adjustments are necessary. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance.

The process of estimating ultimate payment for claims and claim expenses begins with the collection and analysis of current and historical claim data. Data on individual reported claims, including paid amounts and individual claim adjuster estimates, are grouped by common characteristics. There is judgment involved in this grouping. Considerations when grouping data include the volume of the data available, the credibility of the data available, the homogeneity of the risks in each grouping and both settlement and payment pattern consistency. We use this data to determine historical claim reporting and payment patterns, which are used in the analysis of ultimate claim liabilities. In some analyses, including businesses without sufficiently large numbers of policies or that have not accumulated sufficient historical statistics, our own data is supplemented with external or industry average data as available and when appropriate. For liabilities arising out of directors and officers, management liability and workers' compensation, we utilize external data extensively.

We also incorporate estimated losses relative to premium (loss ratios) by year into the analysis. The expected loss ratios are based on a review of historical loss performance, trends in frequency and severity and price level changes. The estimates are subject to judgment including consideration given to available internal and industry data, growth and policy turnover, changes in policy limits, changes in underlying policy provisions, changes in legal and regulatory interpretations of policy provisions and changes in reinsurance structure. For the most current year, these are equivalent with the ratios used in the initial IBNR generation process. Increased recognition is given to actual emergence as the years age.

We use historical development patterns, expected loss ratios and standard actuarial methods to derive an estimate of the ultimate level of loss and LAE payments necessary to settle all the claims occurring as of the end of the evaluation period.

Our reserve processes include multiple standard actuarial methods for determining estimates of IBNR reserves. Other supplementary methodologies are incorporated as necessary. Mass tort and latent liabilities are examples of exposures for which supplementary methodologies are used. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and assign weights to each based on the characteristics of the product being reviewed.

The methodologies we have chosen to incorporate are a function of data availability and are reflective of our own book of business. From time to time, we evaluate the need to add supplementary methodologies. New methods are incorporated if it is believed they improve the estimate of our ultimate loss and LAE liability. All of the actuarial methods eventually converge to the same estimate as an accident year matures. Our core methodologies are listed below with a short description and their relative strengths and weaknesses:

Paid Loss Development — Historical payment patterns for prior claims are used to estimate future payment patterns for current claims. These patterns are applied to current payments by accident year to yield an expected ultimate loss.

Strengths: The method reflects only the claim dollars that have been paid and is not subject to case-basis reserve changes or changes in case reserve practices.

Weaknesses: External claims environment changes can impact the rate at which claims are settled and losses paid (e.g. increase in attorney involvement or change in legal precedent). Adjustments to reflect changes in payment patterns on a prospective basis are difficult to quantify. For losses that have occurred recently, payments can be minimal and thus early estimates are subject to significant instability.

Incurred Loss Development — Historical case-incurred patterns (paid losses plus case reserves) for past claims are used to estimate future case-incurred amounts for current claims. These patterns are applied to current case-incurred losses by accident year to yield an expected ultimate loss.

Strengths: Losses are reported more quickly than paid, therefore, the estimates stabilize sooner. The method reflects more information in the analysis than the paid loss development method.

Weaknesses: Method involves additional estimation risk if significant changes to case reserving practices have occurred.

Case Reserve Development — Patterns of historical development in reported losses relative to historical case reserves are determined. These patterns are applied to current case reserves by accident year and the result is combined with paid losses to yield an expected ultimate loss.

Strengths: Like the incurred development method, this method benefits from using the additional information available in case reserves that is not available from paid losses only. It also can provide a more reasonable estimate than other methods when the proportion of claims still open for an accident year is unusually high or low.

Weaknesses: It is subject to the risk of changes in case reserving practices or philosophy. It may provide unstable estimates when an accident year is immature and more of the IBNR is expected to come from unreported claims rather than development on reported claims and when accident years are very mature with infrequent case reserves.

Expected Loss Ratio — Historical loss ratios, in combination with projections of frequency and severity trends, as well as estimates of price and exposure changes, are analyzed to produce an estimate of the expected loss ratio for each accident year. The expected loss ratio is then applied to the earned premium for each year to estimate the expected ultimate losses. The current accident year expected loss ratio is also the prospective loss and ALAE ratio used in our initial IBNR generation process.

Strengths: Reflects an estimate independent of how losses are emerging on either a paid or a case reserve basis. This method is particularly useful in the absence of historical development patterns or where losses take a long time to emerge.

Weaknesses: Ignores how losses are actually emerging and thus produces the same estimate of ultimate loss regardless of favorable/unfavorable emergence.

Paid and Incurred Bornhuetter/Ferguson (BF) — This approach blends the expected loss ratio method with either the paid or incurred loss development method. In effect, the BF methods produce weighted average indications for each accident year. As an example, if the current accident year for commercial automobile liability is estimated to be 20 percent paid, then the paid loss development method would receive a weight of 20 percent and the expected loss ratio method would receive an 80 percent weight. Over time, this method will converge with the ultimate estimated by the respective loss development method.

Strengths: Reflects actual emergence that is favorable/unfavorable, but assumes remaining emergence will continue as previously expected. Does not overreact to the early emergence (or lack of emergence) where patterns are most unstable.

Weaknesses: Could potentially understate favorable or unfavorable development by putting weight on the expected loss ratio.

In most cases, multiple estimation methods will be valid for the particular facts and circumstances of the claim liabilities being evaluated. Each estimation method has its own set of assumption variables and its own advantages and disadvantages, with no single estimation method being better than the others in all situations, and no one set of assumption variables being meaningful for all product line components. The relative strengths and weaknesses of the particular estimation methods, when applied to a particular group of claims, can also change over time. Therefore, the weight given to each estimation method will likely change by accident year and with each evaluation.

The actuarial central estimates typically follow a progression that places significant weight on the BF methods when accident years are younger and claim emergence is immature. As accident years mature and claims emerge over time, increasing weight is placed on the incurred development method, the paid development method and the case reserve development method. For product lines with faster loss emergence, the progression to greater weight on the incurred and paid development methods occurs more quickly.

For our long and medium-tail products, the BF methods are typically given the most weight for more evaluation periods than the short-tailed lines. These methods are also predominant for the first 12 months of evaluation for short-tail lines. Beyond these time periods, our actuaries apply their professional judgment when weighting the estimates from the various methods deployed, but place significant reliance on the expected stage of development in normal circumstances.

Judgment can supersede this natural progression if risk factors and assumptions change, or if a situation occurs that amplifies a particular strength or weakness of a methodology. Extreme projections are critically analyzed and may be adjusted, given less credence or discarded altogether. Internal documentation is maintained that records any substantial changes in methods or assumptions from one loss reserve study to another.

Our estimates of ultimate loss and LAE reserves are subject to change as additional data emerges. This could occur as a result of change in loss development patterns, a revision in expected loss ratios, the emergence of exceptional loss activity, a change in weightings between actuarial methods, the addition of new actuarial methodologies, new information that merits inclusion or the emergence of internal variables or external factors that would alter our view.

There is uncertainty in the estimates of ultimate losses. Significant risk factors to the reserve estimate include, but are not limited to, unforeseen or unquantifiable changes in:

- Loss payment patterns,

- Loss reporting patterns,

- Frequency and severity trends,

- Underlying policy terms and conditions,

- Business or exposure mix,

- Operational or internal processes affecting the timing of loss and LAE transactions,

- Regulatory and legal environment and/or

- Economic environment.

Our actuaries engage in discussions with senior management, underwriters and the claim department on a regular basis to ascertain any substantial changes in operations or other assumptions that are necessary to consider in the reserving analysis.

A considerable degree of judgment in the evaluation of all these factors is involved in the analysis of reserves. The human element in the application of judgment is unavoidable when faced with uncertainty. Different experts will choose different assumptions based on their individual backgrounds, professional experiences and areas of focus. Hence, the estimates selected by various qualified experts may differ significantly from each other. We consider this uncertainty by examining our historic reserve accuracy and through an internal and external review process.

Given the substantial impact of the reserve estimates on our financial statements, we subject the reserving process to significant diagnostic testing and reasonability checks. In addition, there are data validity checks and balances in our front-end processes. Data anomalies are researched and explained to reach a comfort level with the data and results. Leading indicators such as actual versus expected emergence and other diagnostics are also incorporated into the reserving processes.

Determination of Our Best Estimate

Our best estimate of ultimate loss and LAE reserves are proposed by our lead reserving actuary and then discussed and approved by our Loss Reserve Committee (LRC). The LRC is made up of various members of the management team including the appointed reserving actuary, corporate actuary, chief executive officer, chief operating officer, chief financial officer, chief claim officer, chief legal officer and other selected executives. As part of the discussion with the LRC, the analysis supporting the actuarial central estimate of the IBNR reserve by product is reviewed. The actuaries also present explanations supporting any changes to the underlying assumptions used to calculate the indicated central estimate. Our actuaries make a recommendation to management in regard to booked reserves that reflect both their analytical assessment and relevant qualitative factors, such as their view of estimation risk. After discussing these analyses with the LRC and considering all relevant risk factors, our actuaries determine whether the reserve balances require further adjustment.

As a predominantly excess and surplus lines and specialty admitted insurer serving niche markets, we believe we are subject to above-average variation in estimates and that this variation is not symmetrical around the actuarial central estimate.

One reason for the variation is the above-average policyholder turnover and changes in the underlying mix of exposures typical of an excess and surplus lines business. This constant change can cause estimates based on prior experience to be less reliable than estimates for more stable, admitted books of business. Also, as a niche market insurer, there is little industry-level information for direct comparisons of current and prior experience and other reserving parameters. These unknowns create greater-than-average variation in the actuarial central estimates.

Actuarial methods attempt to quantify future outcomes. However, insurance companies are subject to unique exposures that are difficult to foresee when coverage is initiated. Judicial and regulatory bodies involved in interpretation of insurance contracts have increasingly found opportunities to expand coverage beyond that which was intended or contemplated at the time the policy was issued. Many of these policies offer broad coverages (with named exclusion) and are issued on an occurrence basis. Claimants have at times sought coverage beyond the insurer's original intent, including seeking to void or limit exclusionary language.

Because of the variation and the likelihood that there are unforeseen and under-quantified liabilities absent from the actuarial estimate, we believe there are circumstances where it is prudent to enhance our normal reserving process. Generally, these are circumstances where we have qualitative information and knowledge of increased risk, but those circumstances have not occurred within the history of our quantitative data. In these situations, we will rely on that qualitative information, usually from our claim team or underwriting staff, and make an enhancement to our normal process. In general, these enhancements will result in an increased overall reserve level compared to reserves based only on observed quantitative information. In the cases where these risks fail to materialize, favorable loss development will likely occur in subsequent periods. It is also possible that the risks materialize above the enhanced reserve level, in which case unfavorable loss development will likely occur in subsequent periods.

Our best estimate of loss and LAE reserves may change as a result of a revision in the actuarial central estimate, the actuary's certainty in the estimates and processes and our overall view of the underlying risks. From time to time, we benchmark our reserving policies and procedures and refine them by adopting industry best practices where appropriate. A detailed, ground-up analysis of the reserve estimation risks associated with each of our products and segments, including an assessment of industry information, is performed annually. This information is used when determining management's best estimate of booked reserves.

We do not use discounting in reporting our estimated reserves for losses and settlement expenses.

Loss reserve estimates are subject to a high degree of variability due to the inherent uncertainty of ultimate settlement values. Periodic adjustments to these estimates will likely occur as the actual loss emergence reveals itself over time. Our loss reserving processes reflect accepted actuarial practices and our methodologies result in a reasonable provision for reserves as of December 31, 2025.

Reserve Sensitivities

There are three major parameters that have significant influence on our actuarial estimates of ultimate liabilities by product. They are the actual losses that are reported, the expected loss emergence pattern and the expected loss ratios used in the analyses. If the actual losses reported do not emerge as expected, it may cause the Company to challenge all or some of our previous assumptions. We may change expected loss emergence patterns, the expected loss ratios used in our analysis and/or the weights we place on a given actuarial method. The impact will be much greater and more leveraged for products with longer emergence patterns. Our general liability product is an example of a product with a relatively long emergence pattern. The following chart illustrates the sensitivity of our general liability reserve estimates to these key parameters. We believe the scenarios to be reasonable, as similar favorable variations have occurred in recent years. For example, our general liability calendar year emergence on prior accident years has ranged from 12 percent to 27 percent favorable and our transportation emergence has ranged from 30 percent adverse to 40 percent favorable over the last three calendar years, while our overall emergence for all products combined has ranged from 11 percent to 16 percent favorable. The numbers below are the changes in estimated ultimate loss and ALAE in millions of dollars as of December 31, 2025, resulting from the change in the parameters shown. These parameters were applied to a general liability net loss and LAE reserve balance, which was $221 million at December 31, 2025.

(in millions)	Result from favorable change in parameter		Result from unfavorable change in parameter	
+/- 5 point change in expected loss ratio for all accident years	$	(20)	$	21
+/- 10% change in expected emergence patterns	$	(6)	$	6
+/- 30% change in actual loss emergence over a calendar year	$	(8)	$	9
Simultaneous change in expected loss ratio (5pts), expected emergence patterns (10%) and actual loss emergence (30%).	$	(34)	$	35

There are often significant interrelationships between our reserving assumptions that have offsetting or compounding effects on the reserve estimate. Thus, in almost all cases, it is impossible to discretely measure the effect of a single assumption or construct a meaningful sensitivity expectation that holds true in all cases. The scenario above is representative of general liability, one of our largest and longest-tailed products. It is unlikely that all of our products would have variations as wide as illustrated in the example. It is also unlikely that all of our products would simultaneously experience favorable or unfavorable loss development in the same direction or at their extremes during a calendar year. Because our portfolio is made up of a diversified mix of products, there would ordinarily be some offsetting favorable and unfavorable emergence by product as actual losses start to emerge and our loss estimates become more reliable.

INVESTMENT VALUATION

Throughout each year, we and our investment managers buy and sell securities to achieve investment objectives in accordance with investment policies established and monitored by our board of directors and executive officers.

Equity securities are carried at fair value with unrealized gains and losses recorded within net earnings. We classify our investments in fixed income securities into one of three categories: trading, held-to-maturity or available-for-sale. We do not hold any securities classified as trading or held-to-maturity. Available-for-sale securities are carried at fair value with unrealized gains and losses recorded as a component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. We determine the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

RECOVERABILITY OF REINSURANCE BALANCES

Ceded unearned premiums and reinsurance balances recoverable on paid and unpaid losses and settlement expenses are reported separately as assets, rather than being netted with the related liabilities, since reinsurance does not relieve the Company of its liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review their annual financial statements and Securities and Exchange Commission (SEC) filings for reinsurers that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the AM Best and Standard & Poor's (S&P) ratings of our reinsurers. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Once regulatory action (such as receivership, finding of insolvency, order of conservation or order of liquidation) is taken against a reinsurer, the paid and unpaid balance recoverable from the reinsurer are specifically identified and charged to earnings in the form of an allowance for uncollectible amounts. We subject our remaining reinsurance balances receivable to detailed recoverability tests, including a segment-based analysis using the average default rating percentage by S&P rating, and record an additional allowance for unrecoverable amounts from reinsurers. This credit allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover.

DEFERRED POLICY ACQUISITION COSTS

We defer incremental direct costs that relate to the successful acquisition of new or renewal insurance contracts, including commissions and premium taxes. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract, or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This process contemplates the premiums to be earned, anticipated losses and settlement expenses and certain other costs expected to be incurred, but does not consider investment income. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

DEFERRED TAXES

We record deferred tax assets and liabilities to the extent that temporary differences between the tax basis and GAAP basis of an asset or liability result in future taxable or deductible amounts. Our deferred tax assets relate to expected future tax deductions arising from claim reserves and future taxable income related to changes in our unearned premium and unrealized losses on our fixed income portfolio. We also have a significant amount of deferred tax liabilities from unrealized gains on the equity portfolio and deferred acquisition costs.

Periodically, management reviews our deferred tax positions to determine if it is more likely than not that the assets will be realized. These reviews include, among other things, the nature and amount of the taxable income and expense items, the expected timing of when assets will be used or liabilities will be required to be reported, as well as the reliability of historical profitability of businesses expected to provide future earnings. Furthermore, management considers tax planning strategies it can use to increase the likelihood that the tax assets will be realized. After conducting the periodic review, if management determines that the realization of the tax asset does not meet the more likely than not criteria, an offsetting valuation allowance is recorded, thereby reducing net earnings and the deferred tax asset in that period. In addition, management must make estimates of the tax rates expected to apply in the periods in which future taxable items are realized. Such estimates include determinations and judgments as to the expected manner in which certain temporary differences, including deferred amounts related to our equity method investment, will be recovered. These estimates enter into the determination of the applicable tax rates and are subject to change based on the circumstances.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

Additional discussion of other significant accounting policies may be found in note 1 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

RESULTS OF OPERATIONS

This section of this Form 10-K generally discusses 2025 and 2024 items and year-to-year comparisons between 2025 and 2024. Discussions of 2023 items and year-to-year comparisons between 2024 and 2023 are not included in this Form 10-K, but can be found in Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 2024, incorporated herein by reference.

Consolidated revenue for 2025 totaled $1.9 billion, up $112 million from 2024. Net premiums earned for the Group increased 6 percent, driven primarily by growth from our casualty segment. Positive equity market returns during 2025 resulted in $43 million of unrealized gains on equity securities, building on a rally that led to $82 million of unrealized gains in our equity portfolio during 2024. Net investment income increased by 12 percent in 2025, primarily due to higher reinvestment rates and a larger average asset base relative to the prior year.

CONSOLIDATED REVENUE	Year ended December 31,	
(in thousands)	2025	2024
Net premiums earned	$ 1,614,346	$ 1,526,406
Net investment income	159,739	142,278
Net realized gains	65,116	19,966
Net unrealized gains on equity securities	43,247	81,734
Total consolidated revenue	$ 1,882,448	$ 1,770,384

Net earnings for 2025 totaled $403 million, up from $346 million in 2024. Improved underwriting income was bolstered by an increase in investment income.

NET EARNINGS		Year ended December 31,		
(in thousands)		2025		2024
Underwriting income	$	264,189	$	210,653
Net investment income		159,739		142,278
Net realized gains		65,116		19,966
Net unrealized gains on equity securities		43,247		81,734
Interest expense on debt		(5,358)		(6,331)
General corporate expenses		(17,028)		(15,880)
Equity in earnings of unconsolidated investees		(3,924)		(4,869)
Earnings before income taxes	$	505,981	$	427,551
Income tax expense		(102,644)		(81,772)
Net earnings	$	403,337	$	345,779

UNDERWRITING RESULTS

We achieved our 30th consecutive year of underwriting profitability in 2025. Gross premiums written increased 1 percent and net premiums earned increased 6 percent in 2025, when compared to 2024. Our track record of success is built on underwriting discipline and a diversified product portfolio that allows us to navigate evolving market conditions. While we may contract in some products when markets soften, we capitalize on growth opportunities in others.

Underwriting income was $264 million on an 83.6 combined ratio in 2025, compared to $211 million on an 86.2 combined ratio in 2024. Underwriting results for 2025 included $30 million of losses from catastrophe events. Comparatively, 2024 included $76 million of pretax losses from Hurricanes Beryl, Helene and Milton, as well as $30 million of other storm losses. Results for each period benefited from favorable development on prior years' loss reserves, which provided additional pretax earnings of $99 million in 2025, compared to $95 million in 2024. Further discussion of reserve development can be found in note 5 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

The loss ratio was 45.0 in 2025, compared to 48.4 in 2024. The decrease reflects lower net retained catastrophe losses in 2025 and higher prior period reserve releases. The expense ratio increased to 38.6 in 2025, from 37.8 in 2024. Increased expenses were driven by continued investments in people and technology, as well as higher acquisition-related costs, which can fluctuate based on our mix of business. Additionally, higher levels of bonus and profit-sharing expense resulted from improved operating performance.

Bonus and profit-sharing amounts earned by executives, managers and associates are predominately influenced by corporate performance including operating earnings, combined ratio and return on capital. Favorable loss development and other drivers of growth in book value would increase bonus and profit-sharing expenses, while catastrophe losses, adverse loss development and negative equity portfolio returns would lead to expense reductions. These performance-related expenses impact policy acquisition, insurance operating and general corporate expenses.

A large portion of our reinsurance placements renewed on January 1, 2026. We secured 15 to 20 percent rate decreases on our catastrophe programs and more modest relief on our property working layers. With our reduced exposure and continuing soft market conditions, we purchased $150 million less catastrophe limit for 2026. However, we remain prepared to increase our exposure and procure additional reinsurance capacity should conditions improve. The risk-adjusted rate change for our casualty treaties was down approximately 5 percent, depending on the underlying coverage.

As we look ahead to 2026, we remain focused on underwriting for profitability in a competitive and evolving market environment. While loss severity trends remain elevated, particularly for auto-related coverages, we believe the rate increases we are taking across our portfolio have established a strong foundation for underwriting results moving forward. Our underwriters continue to be incentivized and empowered to prioritize underwriting profitability over premium growth, including pulling back from underpriced or volatile sectors when the risk-reward profile does not meet our standards. We continue to invest in technology, data infrastructure and specialized underwriting talent to support granular, real-time decision-making and operational efficiency. Supported by a diversified specialty portfolio, a strong balance sheet and disciplined execution, we are optimistic about our ability to navigate market cycles and pursue profitable underwriting opportunities as conditions evolve.

The following tables and narrative provide a more detailed look at individual segment performance over the last two years.

GROSS PREMIUMS WRITTEN AND NET PREMIUMS EARNED

(in thousands)	Gross Premiums Written			Net Premiums Earned		
	2025	2024	% Change	2025	2024	% Change
CASUALTY						
Commercial excess and personal umbrella	$ 584,536	$ 478,144	22 %	$ 447,361	$ 354,847	26 %
Commercial transportation	140,389	146,733	(4)%	123,413	120,650	2 %
General liability	116,294	110,984	5 %	110,891	104,423	6 %
Professional services	118,998	114,163	4 %	108,090	103,794	4 %
Small commercial	80,161	84,637	(5)%	79,064	78,308	1 %
Executive products	90,898	90,815	0 %	22,942	23,555	(3)%
Other casualty	59,978	82,880	(28)%	62,220	67,260	(7)%
Total casualty	$ 1,191,254	$ 1,108,356	7 %	$ 953,981	$ 852,837	12 %
PROPERTY						
Commercial property	$ 433,239	$ 519,991	(17)%	$ 301,659	$ 345,554	(13)%
Marine	175,914	170,188	3 %	158,904	145,706	9 %
Other property	63,754	53,307	20 %	51,841	40,124	29 %
Total property	$ 672,907	$ 743,486	(9)%	$ 512,404	$ 531,384	(4)%
SURETY						
Transactional	$ 54,083	$ 52,299	3 %	$ 52,418	$ 49,460	6 %
Commercial	61,540	59,008	4 %	50,690	48,533	4 %
Contract	47,062	49,899	(6)%	44,853	44,192	1 %
Total surety	$ 162,685	$ 161,206	1 %	$ 147,961	$ 142,185	4 %
Grand total	$ 2,026,846	$ 2,013,048	1 %	$ 1,614,346	$ 1,526,406	6 %

Casualty

Gross premiums written for the casualty segment increased $83 million in 2025. We continued to benefit from positive rate movement across a significant portion of products within the segment. Market conditions in personal umbrella remained favorable as competitors adjusted their appetite and terms in response to loss trends. Our approach to growth reflects reduced new business in challenging states, where we implemented higher underlying limits. Rate increases have been secured, positioning the personal umbrella portfolio for continued growth into 2026.

Premium growth in commercial excess and general liability was driven by expanded marketing efforts and increased construction activity in targeted markets, as some competitors reduced their construction-related exposure. Transportation premiums declined for the year despite higher average rates, reflecting a challenging environment characterized by economic pressures and reduced demand resulting from insured consolidation. Small commercial premium declined as we took actions to improve the quality of the portfolio. Premiums for other casualty lines also decreased during 2025, as we exited from various captive programs and reduced our participation on the reinsurance agreement with Prime.

The casualty segment remains highly diversified, allowing some products to navigate market challenges while others generate profitable growth. We believe ongoing market disruption may present both challenges and opportunities. As with all of our segments, our investments in underwriting talent and strong producer relationships position us to capitalize on favorable market conditions as they arise.

Property

Gross premiums written for the property segment decreased $71 million in 2025. After several consecutive years of rate increases, pricing for commercial property exposures declined during the year as competition intensified among carriers and managing general agents, and some insureds elected to retain more risk. We maintained underwriting discipline by selectively retaining high-quality accounts and forgoing opportunities that did not meet our underwriting standards. We believe this approach to risk selection, together with our focus on securing appropriate pricing and terms, positions us to navigate evolving market conditions and continue to write profitable business.

Marine premium increased during 2025, supported by new business opportunities, modest rate increases and expanded product offerings. Some competitors have reduced their appetite for select Hawaii homeowner coverages, which, along with rate increases, has allowed our other property premium to grow. We expect continued growth in Hawaii homeowners at a more moderate pace in 2026, through a combination of rate actions, strong local market presence and investments in customer experience.

Surety

Gross premiums written in the surety segment increased by $1 million in 2025. Growth in transactional surety was driven by targeted marketing initiatives and continued investment in our distribution capabilities. Commercial surety premium increased as we secured new accounts through collaboration with our distribution partners. These increases were partially offset by a decline in contract surety premium, reflecting a slowdown in construction spending. We remain well positioned to support future business as infrastructure projects at the federal, state and local levels receive funding. Our underwriters actively monitor the financial condition of principals and work collaboratively with them to support achievable projects. We believe this disciplined approach to underwriting and risk selection across economic cycles will enable us to generate profitable growth over the long term.

UNDERWRITING INCOME

Underwriting Income (in thousands)	2025	2024
Casualty	$ 15,867	$ 17,788
Property	219,125	167,536
Surety	29,197	25,329
Total	$ 264,189	$ 210,653

Combined Ratio	2025	2024
Casualty	98.3	97.9
Property	57.2	68.5
Surety	80.3	82.2
Total	83.6	86.2

Casualty

Underwriting income for the casualty segment was $16 million on a 98.3 combined ratio in 2025, compared to $18 million on a 97.9 combined ratio in 2024. The total benefit from favorable development on prior years' reserves was $33 million for 2025, which was largely attributable to accident years 2019 through 2022 and 2024. Favorable development was widespread, with notable amounts from commercial excess, general liability, executive products, professional services and our mortgage reinsurance program within other casualty. Commercial transportation and small commercial experienced adverse prior accident year development. Comparatively, results for the casualty segment in 2024 included favorable development of $53 million, with the majority attributable to commercial excess, general liability, executive products, professional services and our mortgage reinsurance program across accident years 2019 through 2023. Hurricane and storm losses on casualty-oriented package policies that include property coverage resulted in $2 million of losses in 2025, compared to $5 million of storm losses in 2024.

The segment's loss ratio was 62.4 in 2025, compared to 61.5 in 2024. The higher loss ratio in 2025 was due to lower amounts of favorable development on prior years' reserves. The expense ratio for the casualty segment was 35.9 in 2025, compared to 36.4 in 2024, as the growth in the earned premium base exceeded the growth in expense.

Property

Underwriting income from the property segment was $219 million on a 57.2 combined ratio in 2025, compared to $168 million on a 68.5 combined ratio in 2024. Underwriting results for 2025 included $50 million of favorable development on prior years' attritional and catastrophe loss reserves, largely from the commercial property and marine businesses, as well as $28 million of storm and other catastrophe losses. Results for 2024 included $33 million of favorable development on prior years' attritional and catastrophe loss reserves, largely from the marine and commercial property businesses; $73 million of losses from Hurricanes Beryl, Helene and Milton; as well as $28 million of other storm losses.

The segment's loss ratio was 23.4 in 2025, compared to 37.4 in 2024. Catastrophe losses added 5 points to the loss ratio in 2025, compared to 19 points in 2024. Additionally, increased levels of favorable development on prior accident years improved the loss ratio in 2025, but the impact was partially offset by higher levels of current accident year attritional losses. The expense ratio for the property segment increased to 33.8 in 2025, from 31.1 in 2024, as a result of continued investments in people and technology, as well as higher acquisition-related expenses, which can fluctuate between periods.

Surety

Underwriting income for the surety segment totaled $29 million on an 80.3 combined ratio in 2025, compared to $25 million on an 82.2 combined ratio in 2024. Underwriting performance for each year reflects a combination of positive current accident year results and favorable development in prior accident years' loss reserves. Favorable development on prior accident years' reserves decreased loss and settlement expenses for the segment by $16 million for 2025 and $9 million for 2024.

The segment's loss ratio was 7.2 in 2025, compared to 11.2 in 2024. An increase in prior accident year favorable development led to the improved loss ratio for the segment. The expense ratio for the surety segment was 73.1 in 2025, up from 71.0 in 2024, due to continued investments in people and technology, as well as higher policy acquisition expenses.

NET INVESTMENT INCOME AND REALIZED INVESTMENT GAINS

During 2025, net investment income increased by 12 percent. The increase was primarily due to higher reinvestment rates and an increased asset base relative to the prior year. The average annual yields on our investments were as follows for 2025 and 2024:

	2025	2024
PRETAX YIELD		
Taxable (on book value)	4.14 %	3.82 %
Tax-exempt (on book value)	2.84 %	2.87 %
Equities (on fair value)	1.71 %	1.97 %
AFTER-TAX YIELD		
Taxable (on book value)	3.27 %	3.02 %
Tax-exempt (on book value)	2.69 %	2.72 %
Equities (on fair value)	1.49 %	1.71 %

The after-tax yield reflects the different tax rates applicable to each category of investment. Our taxable fixed income securities were subject to a corporate tax rate of 21 percent, our tax-exempt municipal securities were subject to a tax rate of 5.3 percent and our dividend income was generally subject to a tax rate of 13.1 percent. During 2025, the average after-tax yield on the taxable fixed income portfolio was 3.3 percent, an increase from 3.0 percent in the prior year. The average after-tax yield on the tax-exempt portfolio was 2.7 percent for both 2025 and 2024.

The fixed income portfolio increased by $358 million during the year, as we allocated the majority of available cash flow to investment grade bonds and experienced positive market performance throughout the year. The tax-adjusted total return on a mark-to-market basis was 7.5 percent. Our equity portfolio increased by $163 million to $899 million in 2025 as a result of strong equity market returns during the year. The total return for the year on the equity portfolio was 16.7 percent.

Our investment results for the last five years are shown in the following table:

(in thousands)	Average Invested Assets (1)	Net Investment Income (2)(3)	Net Realized Gains (3)(4)	Change in Unrealized Appreciation (3)(5)	Pre-tax Annualized Return on Avg. Invested Assets
2021	3,000,025	68,862	64,222	(6,280)	4.2 %
2022	3,217,635	86,078	588,515	(462,981)	6.6 %
2023	3,474,310	120,383	32,518	144,569	8.6 %
2024	3,880,475	142,278	19,966	64,912	5.9 %
2025	4,374,125	159,739	65,116	149,583	8.6 %
5-yr Avg.	$ 3,589,314	$ 115,468	$ 154,067	$ (22,039)	6.8 %

(1)   Average market values at beginning and end of year (inclusive of cash and short-term investments).
(2)   Investment income, net of investment expenses.
(3)   Before income taxes.
(4)   Net realized gains for 2022 include $571 million of gains from the sale of our equity method investment in Maui Jim.
(5)   Relates to available-for-sale fixed income and equity securities.

In 2025, we recognized $61 million of net realized gains in the equity portfolio, less than $1 million of net realized gains in the fixed income portfolio and $4 million of other net realized gains. In 2024, we recognized $31 million of net realized gains in the equity portfolio, $5 million of net realized losses in the fixed income portfolio and $6 million of other net realized losses.

While the Federal Reserve began reducing rates in 2025, yields remained attractive relative to recent history, which supported investment income throughout the year. Entering 2026, the Federal Reserve has emphasized that further policy moves will be data-dependent, with projections and market pricing suggesting a measured easing path. A stable rate environment and larger invested asset base should support continued growth in investment income, though a sharper-than-expected decline in yields would limit the pace of that growth.

INVESTMENTS

We maintain a diversified investment portfolio with a prudent mix of fixed income and risk assets. We continually monitor economic conditions, our capital position, the insurance market and relative value in the capital markets to determine our tactical allocation. As of December 31, 2025, the portfolio had a fair value of $4.7 billion, an increase of $579 million from the end of 2024. Excluding U.S. government and agency issues, no single issuer in either the fixed income or equity portfolio represented more than 1 percent of invested assets.

We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. For additional information, see notes 1 and 2 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

As of December 31, 2025, our investment portfolio had the following asset allocation breakdown:

(in thousands)	Cost or Amortized Cost	Fair Value	Unrealized Gain/(Loss)	% of Total Fair Value	Quality*
U.S. government	$ 331,233	$ 335,223	$ 3,990	7.2 %	AA+
U.S. agency	37,379	37,927	548	0.8 %	AA+
Non-U.S. government & agency	13,831	13,547	(284)	0.3 %	A-
Agency MBS	634,349	610,675	(23,674)	13.1 %	AA+
ABS/CMBS/MBS**	685,126	672,984	(12,142)	14.4 %	AA+
Corporate	1,502,843	1,491,506	(11,337)	32.0 %	A-
Municipal	437,601	371,474	(66,127)	7.9 %	AA+
Total fixed income	$ 3,642,362	$ 3,533,336	$ (109,026)	75.7 %	AA-
Equities	534,311	898,876	364,565	19.3 %	
Short-term investments	120,562	120,562	—	2.6 %	
Other invested assets	59,775	59,281	(494)	1.3 %	
Cash	51,565	51,565	—	1.1 %	
Total portfolio	$ 4,408,575	$ 4,663,620	$ 255,045	100.0 %	

* Quality ratings provided by Moody's, S&P and Fitch
** Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

Quality in the previous table and in all subsequent tables is an average of each bond's credit rating, adjusted for its relative weighting in the portfolio.

In selecting the maturity of securities in which we invest, we consider the relationship between the duration of our fixed income investments and the duration of our liabilities, including the expected ultimate payout patterns of our reserves. We believe that both liquidity and interest rate risk can be minimized by such asset/liability management. As of December 31, 2025, our fixed income portfolio's duration was 4.8 years.

Consistent underwriting income allows a portion of our investment portfolio to be invested in equity securities and other risk asset classes. Equities comprised 19 percent of our total 2025 portfolio, up from 18 percent at the end of 2024, as equity markets rose over the course of the year. Securities within the equity portfolio are well diversified and are primarily invested in broad index exchange traded funds (ETFs). Our actively managed equity strategy has a preference for dividend income and value-oriented security selection with low turnover, which minimizes transaction costs and taxes throughout our extended investment horizon.

FIXED INCOME PORTFOLIO

As of December 31, 2025, our fixed income portfolio had the following rating distributions:

FAIR VALUE

(in thousands)	AAA	AA	A	BBB	Below Investment Grade	No Rating	Fair Value
Bonds:							
U.S. government & agency (GSE)	$ —	$ 373,150	$ —	$ —	$ —	$ —	$ 373,150
Non-U.S. government & agency	—	1,407	4,415	5,595	—	2,130	13,547
Corporate - industrial	14,304	80,685	271,879	259,213	125,768	3,938	755,787
Corporate - financial	1,980	68,757	254,433	134,755	25,486	2,040	487,451
Corporate - utilities	—	12,822	80,507	40,397	6,365	—	140,091
Corporate industrial - private placements	—	—	—	—	—	46,649	46,649
Corporate financial - private placements	—	—	—	—	—	59,024	59,024
Corporate utilities - private placements	—	—	—	—	—	2,504	2,504
Municipal	97,605	242,600	30,692	—	—	577	371,474
Structured:							
GSE - RMBS	—	571,202	—	—	—	—	571,202
Non-GSE RMBS	180,785	1,416	—	—	—	—	182,201
CLO	47,636	21,180	46,488	5,953	—	—	121,257
ABS	96,843	27,077	67,950	1,237	—	39,525	232,632
GSE - CMBS	—	39,473	—	—	—	—	39,473
CMBS	130,311	1,111	2,308	—	3,164	—	136,894
Total	$ 569,464	$ 1,440,880	$ 758,672	$ 447,150	$ 160,783	$ 156,387	$ 3,533,336
Percent of total fair value	16.1%	40.8%	21.5%	12.7%	4.5%	4.4%	100.0%

Mortgage-Backed, Asset-Backed and Commercial Mortgage-Backed Securities

We believe mortgage-backed securities (MBS), asset-backed securities (ABS) and commercial mortgage-backed securities (CMBS) add diversification, liquidity, credit quality and additional yield to our portfolio. The following table summarizes the distribution of our MBS portfolio by investment type, as of December 31:

(in thousands)	Amortized Cost	Fair Value	% of Total
2025			
Pass-throughs	$ 501,065	$ 487,342	79.8 %
Planned amortization class	89,380	83,860	13.7 %
Sequential	43,904	39,473	6.5 %
Total	$ 634,349	$ 610,675	100.0 %
2024			
Pass-throughs	$ 298,351	$ 270,921	68.4 %
Planned amortization class	94,586	86,035	21.7 %
Sequential	45,608	39,267	9.9 %
Total	$ 438,545	$ 396,223	100.0 %

Agency MBS represented 17 percent of the fixed income portfolio, compared to 12 percent as of December 31, 2024. Our objective for the agency MBS portfolio is to provide reasonable cash flow stability where we are compensated for the call risk associated with residential mortgage refinancing. The agency MBS portfolio includes mortgage-backed pass-through securities and collateralized mortgage obligations (CMO), which include planned amortization classes and sequential pay structures. As of December 31, 2025, all the securities in our agency MBS portfolio were rated AA and issued by Government Sponsored Enterprises (GSEs) such as the Governmental National Mortgage Association, Federal National Mortgage Association or the Federal Home Loan Mortgage Corporation.

Variability in the average life of principal repayment is an inherent risk of owning mortgage-related securities. However, we reduce our portfolio's exposure to prepayment risk by seeking characteristics that tighten the probable scenarios for expected cash flows. As of December 31, 2025, the agency MBS portfolio contained 80 percent of pure pass-throughs, up from 68 percent as of December 31, 2024. An additional 6 percent of the MBS portfolio was invested in sequential payer, down from 10 percent in 2024.

The following table summarizes the distribution of our asset-backed and commercial mortgage-backed securities portfolio as of December 31:

(in thousands)	Amortized Cost		Fair Value		% of Total
2025					
ABS	$	232,904	$	232,632	34.6 %
Non-GSE RMBS		191,625		182,201	27.1 %
CMBS		139,542		136,894	20.3 %
CLO		121,055		121,257	18.0 %
Total	$	685,126	$	672,984	100.0 %
2024					
ABS	$	137,353	$	135,309	33.0 %
Non-GSE RMBS		141,784		127,930	31.2 %
CMBS		84,927		79,959	19.5 %
CLO		66,909		67,050	16.3 %
Total	$	430,973	$	410,248	100.0 %

An ABS, CMBS or non-agency residential mortgage-backed security (RMBS) is a securitization collateralized by the cash flows from a specific pool of underlying assets. These asset pools can include items such as credit card payments, auto loans, structured bank loans in the form of collateralized loan obligations (CLOs) and residential or commercial mortgages. As of December 31, 2025, ABS/CMBS/RMBS investments were 19 percent of the fixed income portfolio, compared to 13 percent as of December 31, 2024. Sixty-eight percent of the securities in the ABS/CMBS/RMBS portfolio were rated AAA as of December 31, 2025, while 93 percent were rated A or better. We believe that ABS/CMBS investments often add superior cash flow stability over mortgage pass-throughs or CMOs.

When making investments in MBS/ABS/CMBS, we evaluate the quality of the underlying collateral, the structure of the transaction, which dictates how any losses in the underlying collateral will be distributed, and prepayment risks. We had $36 million in unrealized losses in these asset classes as of December 31, 2025.

Municipal Fixed Income Securities

As of December 31, 2025, municipal bonds comprised 11 percent of our fixed income portfolio, compared to 14 percent as of December 31, 2024. We believe municipal fixed income securities can provide diversification and additional tax-advantaged yield to our portfolio. Our objective for the municipal fixed income portfolio is to provide reasonable cash flow stability and increased after-tax yield.

Our municipal fixed income portfolio is comprised of general obligation (GO) and revenue securities. The revenue sources include sectors such as sewer and water, public improvement, school, transportation and colleges and universities. As of December 31, 2025, approximately 49 percent of the municipal fixed income securities in the investment portfolio were GO and the remaining 51 percent were revenue based. The municipal portfolio is diversified amongst 222 issues.

Ninety-two percent of our municipal fixed income securities were rated AA or better, while 100 percent were rated A or better. The municipal portfolio includes 73 percent taxable and 27 percent tax-exempt securities.

Corporate Debt Securities

As of December 31, 2025, our corporate debt portfolio comprised 42 percent of the fixed income portfolio, consistent with its 42 percent weight as of December 31, 2024. The corporate allocation includes floating rate bank loans and bonds that are below investment grade in credit quality and offer incremental yield over our core fixed income portfolio. Non-investment grade bonds totaled $158 million while non-rated private placement securities totaled $108 million at the end of 2025. Although these private placement securities are not rated by a traditional nationally recognized statistical rating organization, all but one carry an equivalent investment-grade rating from the Securities Valuation Office of the NAIC. The corporate debt portfolio has an overall quality rating of A- diversified among 981 issues.

The table below illustrates our corporate debt exposure as of December 31, 2025. Private placements include securities acquired through private offerings (e.g., Regulation D, Section 4(a)(2) and similar exemptions).

(in thousands)	Amortized Cost	Fair Value	% of Total
Bonds:			
Corporate - industrial	$ 764,140	$ 755,787	50.7 %
Corporate - financial	489,703	487,451	32.7 %
Corporate - utilities	139,690	140,091	9.4 %
Corporate industrial - private placements	47,234	46,649	3.0 %
Corporate financial - private placements	59,550	59,024	4.0 %
Corporate utilities - private placements	2,526	2,504	0.2 %
Total	$ 1,502,843	$ 1,491,506	100.0 %

We believe corporate debt investments add diversification and additional yield to our portfolio.

EQUITY SECURITIES

As of December 31, 2025, our equity portfolio comprised 19 percent of the investment portfolio, up from 18 percent at the end of the previous year. The securities within the equity portfolio are well diversified and are primarily invested in broad index ETFs that represent market indexes similar to the Russell 3000 Index, Russell 1000 Index and S&P 500 Index. The ETF portfolio is congruent with the actively managed equity portfolios and solves for exposures that line up with our overall benchmark index, the Russell 3000. In total, the equity portfolio is comprised of 84 securities.

INTEREST AND GENERAL CORPORATE EXPENSE

We incurred $5 million of interest expense on outstanding debt during 2025 and $6 million in 2024. On December 31, 2025, our debt included $50 million from our revolving line of credit with PNC Bank, N.A. (PNC). The borrowing may be repaid at any time and carries an adjustable interest rate of 5.33 percent as of the end of 2025. Additionally, we borrowed $50 million from the Federal Home Loan Bank of Chicago (FHLBC) and pay interest monthly at an annualized rate of 4.21 percent. This borrowing matures on November 12, 2026, but may be repaid early at set quarterly dates. Comparatively, on December 31, 2024, our debt consisted of $50 million from our revolving line of credit with PNC and carried a floating interest rate of 5.98 percent, as well as $50 million of borrowings from the FHLBC that matured on November 10, 2025 and paid interest monthly at an annualized rate of 4.44 percent.

We incurred $17 million of general corporate expense during 2025 and $16 million during 2024. General corporate expenses include director and shareholder relation costs and other compensation-related expenses incurred for the benefit of the corporation.

INVESTEE EARNINGS

As of December 31, 2025, we had a 23 percent interest in the equity and earnings of Prime Holdings Insurance Services, Inc. (Prime). Prime writes business through two Illinois domiciled insurance carriers, Prime Insurance Company, an excess and surplus lines company, and Prime Property and Casualty Insurance Inc., an admitted insurance company. As a private company, the market for Prime's stock is limited. While we have certain rights under our shareholder agreement and maintain a position on Prime's board of directors, we are subject to the decisions of the controlling shareholder, which may impact the value of our investment.

In 2025, we recorded $4 million in investee losses for Prime, compared to $5 million of investee losses in 2024. We perform annual impairment reviews of our investments in unconsolidated investees. During 2025, continued difficult trends for commercial auto exposures, including industry wide increases in loss costs and adverse development, resulted in a $10 million non-cash impairment charge, which was recognized in equity in earnings of unconsolidated investees. The loss in 2024 was reflective of Prime strengthening loss reserves on a number of prior accident years. Additionally, we had a quota share reinsurance treaty with Prime, which contributed $3 million of gross premiums written and $6 million of net premiums earned during 2025, compared to $9 million of gross premiums written and $8 million of net premiums earned during 2024. The decrease in premiums earned is attributable to a reduction of our participation in the quota share reinsurance treaty, as well as the competitive market in which Prime operates. Beginning in 2026, we will no longer be a participant on Prime's reinsurance treaty.

We received dividends of $3 million from Prime in 2024, while no dividends were received from Prime in 2025. Dividends from our equity method investees have been irregular in nature, and while they provide added liquidity when received, we do not rely on those dividends to meet our liquidity needs.

INCOME TAXES

Our effective tax rates were 20.3 percent and 19.1 percent for 2025 and 2024, respectively. Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate was higher in 2025 due to lower levels of tax-favored adjustments, such as excess tax benefits on share-based compensation, and higher levels of pretax earnings, which decreased the percentage impact of the tax-favored adjustments.

NET UNPAID LOSSES AND SETTLEMENT EXPENSES

The primary liability on our balance sheet relates to unpaid losses and settlement expenses, which represents our estimated liability for losses and related settlement expenses before considering offsetting reinsurance balances recoverable. The largest asset on our balance sheet, outside of investments, is the reinsurance balances recoverable on unpaid losses and settlement expenses, which serves to offset this liability. The liability can be split into two parts: (1) case reserves representing estimates of losses and settlement expenses on known claims and (2) IBNR reserves representing estimates of losses and settlement expenses on claims that have occurred but have not yet been reported to the Company. Our gross liability for both case and IBNR reserves is reduced by reinsurance balances recoverable on unpaid losses and settlement expenses to calculate our net reserve balance. This net reserve balance increased to $2.1 billion at December 31, 2025, from $1.9 billion as of December 31, 2024. This reflects net incurred losses of $726 million in 2025 offset by paid losses of $524 million, compared to net incurred losses of $739 million offset by $490 million paid in 2024. For more information on the changes in loss and LAE reserves by segment, see note 5 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

Gross reserves (liability) and the reinsurance balances recoverable (asset) are generally subject to the same influences that affect net reserves, though changes to our reinsurance agreements can cause reinsurance balances recoverable to behave differently. Total gross loss and LAE reserves increased to $2.9 billion at December 31, 2025, from $2.7 billion at December 31, 2024, while ceded loss and LAE reserves decreased to $747 million from $755 million over the same period.

LIQUIDITY AND CAPITAL RESOURCES

OVERVIEW

We have three primary types of cash flows: (1) operating cash flows, which consist mainly of cash generated by our underwriting operations and income earned on our investment portfolio, (2) investing cash flows related to the purchase, sale and maturity of investments and (3) financing cash flows that impact our capital structure, such as changes in debt, issuance of common stock and dividend payments. The following table summarizes these three cash flows over the last two years:

(in thousands)	2025	2024
Net cash provided by operating activities	$ 614,221	$ 560,219
Net cash used in investing activities	(362,128)	(318,870)
Net cash used in financing activities	(240,318)	(237,983)

We have posted positive operating cash flow in the last two years. Variations in operating cash flow between periods are largely driven by the volume and timing of premium receipt, claim payments, reinsurance and taxes. In addition, fluctuations in insurance operating expenses impact operating cash flow. During 2025, the majority of cash outflows were associated with the net purchase of fixed income securities, classified as investing activities, and the payment of our regular quarterly dividends and $2.00 per share special dividend, classified as financing activities.

We have entered into certain contractual obligations that require the Company to make recurring payments. The following table summarizes our contractual obligations as of December 31, 2025:

| (in thousands) | Payments due by period | | | | |
	Less than 1 year	1-3 years	3-5 years	More than 5 years	Total
Loss and settlement expense reserves	$ 815,833	$ 1,023,182	$ 558,672	$ 489,132	$ 2,886,819
Debt	100,000	—	—	—	100,000
Interest on debt	3,140	—	—	—	3,140
Operating leases	4,332	5,033	3,300	4,111	16,776
Other invested assets	7,776	7,027	68	115	14,986
Total	$ 931,081	$ 1,035,242	$ 562,040	$ 493,358	$ 3,021,721

Loss and settlement expense reserves represent our best estimate of the ultimate cost of settling reported and unreported claims and related expenses. As discussed previously, the estimation of loss and loss expense reserves is based on various complex and subjective judgments. Actual losses and settlement expenses paid may deviate, perhaps substantially, from the reserve estimates reflected in our financial statements. Similarly, the timing for payment of our estimated losses is not fixed and is not determinable on an individual or aggregate basis. The assumptions used in estimating the payments due by periods are based on our historical claims payment experience. Due to the uncertainty inherent in the process of estimating the timing of such payments, there is a risk that the amounts paid in any period could be significantly different than the amounts disclosed above. Amounts disclosed above are gross of anticipated amounts recoverable from reinsurers. Reinsurance balances recoverable on unpaid loss and settlement reserves are reported separately as assets, instead of being netted with the related liabilities, since reinsurance does not discharge the Company of its liability to policyholders. Reinsurance balances recoverable on unpaid loss and settlement reserves totaled $747 million on December 31, 2025, compared to $755 million in 2024.

The next largest contractual obligation relates to debt outstanding. On September 15, 2023, we accessed $50 million from our revolving line of credit with PNC Bank, N.A. (PNC). The borrowing may be repaid at any time prior to the facilities expiration on May 29, 2026 and carried an adjustable interest rate of 5.33 percent as of the end of 2025. Additionally, on November 12, 2025 we borrowed $50 million from the FHLBC and pay interest monthly at an annualized rate of 4.21 percent. The borrowing matures on November 12, 2026, but may be repaid early at set quarterly dates. We are not party to any off-balance sheet arrangements. See note 3 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data for more information on our debt. Additionally, see note 2 to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data for information on our obligations for other invested assets.

On December 31, 2025, we had cash, short-term investments and other investments maturing within one year of approximately $414 million and an additional $752 million of investments maturing between 1 to 5 years. Our revolving line of credit with PNC permits us to borrow up to an aggregate principal amount of $100 million, but may be increased up to an aggregate principal amount of $130 million under certain conditions. The facility has a three-year term that expires on May 29, 2026. As of December 31, 2025, $50 million was outstanding on this facility. Additionally, based on qualifying assets and the $50 million borrowing outstanding with the FHLBC as of year-end, additional immediate borrowing capacity from the FHLBC is approximately $15 million. However, under certain circumstances, that capacity may be increased based on additional FHLBC stock purchased and available collateral. Our membership allows each insurance subsidiary member to determine tenor and structure at the time of borrowing.

Our primary objective in managing our capital is to preserve and grow shareholders' equity and statutory surplus to improve our competitive position and allow for expansion of our insurance operations. Our insurance subsidiaries must maintain certain minimum capital levels in order to meet the requirements of the states in which we are regulated. Our insurance companies are also evaluated by rating agencies that assign financial strength ratings that measure our ability to meet our obligations to policyholders over an extended period of time.

We have historically grown our total capital as a result of three sources of funds: (1) earnings on underwriting and investing activities, (2) appreciation in the value of our investments and (3) the issuance of common stock and debt. We believe that cash generated by operations, cash generated by investments and cash available from financing activities will provide sufficient sources of liquidity to meet our anticipated needs over the next 12 to 24 months. We have consistently generated positive operating cash flow. The primary factor in our ability to generate positive operating cash flow is underwriting profitability, which we have achieved for 30 consecutive years.

OPERATING ACTIVITIES

The following list highlights some of the major sources and uses of cash flow from operating activities:

Sources	Uses
Premiums received	Claims
Loss payments from reinsurers	Ceded premium to reinsurers
Investment income (interest and dividends)	Commissions paid
Funds held	Operating expenses
	Interest expense
	Income taxes
	Funds held

Premiums received from customers are our largest source of cash, which we receive at the beginning of the coverage period for most policies. Our largest cash outflow is for claim payments that arise when a policyholder incurs an insured loss. Because the payment of claims occurs after the receipt of the premium, often years later, we invest the cash in various investment securities that earn interest and dividends. We use cash to pay commissions to brokers and agents, as well as to pay for ongoing operating expenses such as salaries, rent, taxes and interest expense. We also utilize reinsurance to manage the risk that we take on our policies. We cede, or pay out, part of the premiums we receive to our reinsurers and collect cash back when losses subject to our reinsurance coverage are paid.

The timing of our cash flows from operating activities can vary among periods due to the timing by which payments are made or received. Some of our payments and receipts, including loss settlements and subsequent reinsurance receipts, can be significant, so their timing can influence cash flows from operating activities in any given period. We are subject to the risk of incurring significant losses on catastrophes, both natural (such as earthquakes and hurricanes) and man-made (such as terrorism). If we were to incur such losses, we would have to make significant claim payments in a relatively concentrated period of time.

INVESTING ACTIVITIES

The following list highlights some of the major sources and uses of cash flow from investing activities:

Sources	Uses
Proceeds from sale, call or maturity of bonds	Purchase of bonds
Proceeds from sale of stocks	Purchase of stocks
Proceeds from sale of other invested assets	Purchase of other invested assets
	Acquisitions
	Purchase of property and equipment

We maintain a diversified investment portfolio representing policyholder funds that have not yet been paid out as claims, as well as the capital we hold for our shareholders. As of December 31, 2025, our portfolio had a carrying value of $4.7 billion. Portfolio assets on December 31, 2025 increased by $579 million, or 14 percent, from December 31, 2024.

Our overall investment philosophy is designed to first protect policyholders by maintaining sufficient funds to meet corporate and policyholder obligations and then generate long-term growth in shareholders' equity. Because our existing and projected liabilities are sufficiently funded by the fixed income portfolio, we can improve returns by investing a portion of the surplus (within limits) in a risk assets portfolio largely made up of equities. As of December 31, 2025, 51 percent of our shareholders' equity was invested in equities versus 48 percent at year-end 2024.

The fixed income portfolio is structured to meet policyholder obligations and optimize the generation of after-tax investment income and total return.

FINANCING ACTIVITIES

In addition to the previously discussed operating and investing activities, we also engage in financing activities to manage our capital structure. The following list highlights some of the major sources and uses of cash flow from financing activities:

Sources	Uses
Proceeds from stock offerings	Shareholder dividends
Proceeds from debt offerings	Debt repayment
Shares issued under stock option plans	Share buy-backs

Our capital structure is comprised of equity and debt obligations. As of December 31, 2025, our capital structure consisted of $100 million in debt and $1.8 billion of shareholders' equity. Debt outstanding comprised 5 percent of total capital as of December 31, 2025.

At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from our principal insurance subsidiary are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. On a GAAP basis, as of December 31, 2025, our holding company had $1.8 billion in equity. This includes amounts related to the equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The unrestricted portion of holding company net assets is comprised primarily of investments and cash, including $72 million in liquid investment assets, which exceeds our normal annual holding company expenditures. Unrestricted funds at the holding company level are available to fund debt interest, general corporate obligations and regular dividend payments to our shareholders. If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as access to the capital markets.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon statutory income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus.

In 2025 and 2024, RLI Ins. paid ordinary dividends totaling $139 million and $152 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the IDOI. In 2025, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $151 million. No extraordinary dividends were paid in 2024. As of January 1, 2026, $19 million of the net assets of our principal insurance subsidiary were not restricted and could be distributed to RLI Corp. as ordinary dividends. A total of $309 million in ordinary dividend capacity will be available over the course of 2026. In addition to restrictions from our principal subsidiary's insurance regulator, we also consider internal models and how capital adequacy is defined by our rating agencies in determining amounts available for distribution.

Our 199th consecutive dividend payment was declared in February 2026 and will be paid on March 16, 2026, in the amount of $0.16 per share. Since the inception of cash dividends in 1976, we have increased our annual ordinary dividend every year.

PROSPECTIVE ACCOUNTING STANDARDS

Prospective accounting standards are those which we have not implemented because the implementation date has not yet occurred. For a discussion of relevant prospective accounting standards, see note 1.D. to the consolidated financial statements within Item 8, Financial Statements and Supplementary Data.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk

MARKET RISK DISCLOSURE

Market risk is a general term describing the potential economic loss associated with adverse changes in the fair value of financial instruments. Management of market risk is a critical component of our investment decisions and objectives. We manage our exposure to market risk by using the following tools:

- Monitoring the fair value of all financial assets on a constant basis,

- Changing the character of future investment purchases as needed and

- Maintaining a balance between existing asset and liability portfolios.

FIXED INCOME AND INTEREST RATE RISK

The most significant short-term influence on our fixed income portfolio is a change in interest rates. Because there is intrinsic difficulty predicting the direction and magnitude of interest rate moves, we attempt to minimize the impact of interest rate risk on the balance sheet by matching the duration of assets to that of our liabilities. Furthermore, the diversification of sectors and given issuers is core to our risk management process, increasing the granularity of individual credit risk. Liquidity and call risk are elements of fixed income that we regularly evaluate to ensure we are receiving adequate compensation. Our fixed income portfolio has a meaningful impact on financial results and is a key component in our enterprise risk simulations.

Interest rate risk at the time of debt refinancing can also affect our consolidated statement of earnings due to its impact on interest expense. We monitor the interest rate environment and evaluate refinancing opportunities as debt maturity dates approach. Changes in interest rates do affect the fair value of our debt. However, our debt is reported at amortized cost on the consolidated balance sheet and is not adjusted for changes in fair value.

EQUITY PRICE RISK

Equity price risk is the potential that we will incur economic loss due to the decline of common stock prices. Beta analysis is used to measure the sensitivity of our equity portfolio to changes in the value of the S&P 500 Index (an index representative of the broad equity market). Our current equity portfolio has a beta of 0.9 in comparison to the S&P 500 with a beta of 1.0. This lower beta statistic reflects our long-term emphasis on maintaining a value-oriented, dividend-driven investment philosophy for our equity portfolio.

SENSITIVITY ANALYSIS

The tables that follow detail information on the market risk exposure for our financial investments as of December 31, 2025. Listed on each table is the December 31, 2025 fair value for our assets and the expected pretax reduction in fair value given the stated hypothetical events. This sensitivity analysis assumes the composition of our assets remains constant over the period being measured and also assumes interest rate changes are reflected uniformly across the yield curve. For example, our ability to hold non-trading securities to maturity mitigates price fluctuation risks. For purposes of this disclosure, market risk sensitive instruments are all classified as held for non-trading purposes, as we do not hold any trading securities. The examples given are not predictions of future market events, but rather illustrations of the effect such events may have on the fair value of our investment portfolio.

As of December 31, 2025, our fixed income portfolio had a fair value of $3.5 billion. The sensitivity analysis uses scenarios of interest rates increasing 100 and 200 basis points from their December 31, 2025, levels with all other variables held constant. Such scenarios would result in modeled decreases in the fair value of the fixed income portfolio of $184 million and $352 million, respectively. Comparatively, our fixed income portfolio had a fair value of $3.2 billion as of December 31, 2024 and scenarios of interest rates increasing 100 and 200 basis points would have resulted in modeled decreases of $158 million and $303 million, respectively.

As of December 31, 2025, our equity portfolio had a fair value of $899 million. The base sensitivity analysis uses market scenarios of the S&P 500 Index declining both 10 percent and 20 percent. These scenarios would result in approximate decreases in the equity fair value of $85 million and $169 million, respectively. Comparatively, our equity portfolio had a fair value of $736 million as of December 31, 2024 and scenarios of the S&P 500 Index declining by 10 percent and 20 percent would have resulted in approximate decreases of $69 million and $137 million, respectively.

While the declines in market value outlined below are modeled as instantaneous changes, we would expect movements in capital markets to occur over time, with investment income offering an offset to any decrease in prices.

Under the assumptions of rising interest rates and a decreasing S&P 500 Index, the fair value of our assets will decrease from their present levels by the indicated amounts.

Effect of a 100 basis-point increase in interest rates and a 10 percent decline in the S&P 500:

(in thousands)	12/31/25 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 3,533,336	$ (183,717)	$ —
Equity securities	898,876	—	(84,541)
Total	$ 4,432,212	$ (183,717)	$ (84,541)

Effect of a 200 basis-point increase in interest rates and a 20 percent decline in the S&P 500:

(in thousands)	12/31/25 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 3,533,336	$ (352,117)	$ —
Equity securities	898,876	—	(169,082)
Total	$ 4,432,212	$ (352,117)	$ (169,082)

Comparatively, under the assumptions of falling interest rates and an increasing S&P 500 Index, the fair value of our assets will increase from their present levels by the indicated amounts.

Effect of a 100 basis-point decrease in interest rates and a 10 percent increase in the S&P 500:

(in thousands)	12/31/25 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 3,533,336	$ 200,899	$ —
Equity securities	898,876	—	84,541
Total	$ 4,432,212	$ 200,899	$ 84,541

Effect of a 200 basis-point decrease in interest rates and 20 percent increase in the S&P 500:

(in thousands)	12/31/25 Fair Value	Interest Rate Risk	Equity Risk
Held for non-trading purposes:			
Fixed income securities	$ 3,533,336	$ 421,488	$ —
Equity securities	898,876	—	169,082
Total	$ 4,432,212	$ 421,488	$ 169,082

Item 8. Financial Statements and Supplementary Data

RLI Corp.
Consolidated Balance Sheets

(in thousands, except per share data)	December 31, 2025	December 31, 2024
ASSETS		
Investments and cash:		
Fixed income:		
Available-for-sale, at fair value	$ 3,533,336	$ 3,175,796
(amortized cost of $3,642,362 and allowance for credit losses of $828 in 2025)		
(amortized cost of $3,391,159 and allowance for credit losses of $197 in 2024)		
Equity securities, at fair value (cost - $534,311 in 2025 and $417,897 in 2024)	898,876	736,191
Short-term investments, at cost which approximates fair value	120,562	74,915
Other invested assets	59,281	57,939
Cash	51,565	39,790
Total investments and cash	$ 4,663,620	$ 4,084,631
Accrued investment income	30,026	28,319
Premiums and reinsurance balances receivable, net of allowances for uncollectible amounts of $23,673 in 2025 and $22,932 in 2024	212,226	230,534
Ceded unearned premiums	124,669	124,955
Reinsurance balances recoverable on unpaid losses and settlement expenses, net of allowances for uncollectible amounts of $11,107 in 2025 and $9,580 in 2024	746,798	755,425
Deferred policy acquisition costs	172,648	166,214
Property and equipment, at cost, net of accumulated depreciation of $84,459 in 2025 and $76,330 in 2024	40,733	43,172
Investment in unconsolidated investees	53,521	56,477
Goodwill and intangibles	53,562	53,562
Income taxes - deferred	—	7,793
Other assets	63,683	77,720
TOTAL ASSETS	$ 6,161,486	$ 5,628,802
LIABILITIES AND SHAREHOLDERS' EQUITY		
LIABILITIES		
Unpaid losses and settlement expenses	$ 2,886,819	$ 2,693,470
Unearned premiums	991,636	984,140
Reinsurance balances payable	40,580	44,681
Funds held	127,242	97,380
Income taxes - current	29,724	749
Income taxes - deferred	21,769	—
Short-term debt	100,000	100,000
Accrued expenses	128,597	124,242
Other liabilities	56,923	62,173
TOTAL LIABILITIES	$ 4,383,290	$ 4,106,835
SHAREHOLDERS' EQUITY		
Common stock ($0.01 par value)		
(Shares authorized - 400,000,000)		
(137,739,079 shares issued and 91,878,651 shares outstanding in 2025)		
(137,598,560 shares issued and 91,738,132 shares outstanding in 2024)	$ 1,377	$ 1,376
Paid-in capital	376,679	367,645
Accumulated other comprehensive earnings	(88,074)	(173,723)
Retained earnings	1,881,213	1,719,668
Deferred compensation	14,082	13,498
Treasury stock, at cost (45,860,428 shares in 2025 and 2024)	(407,081)	(406,497)
TOTAL SHAREHOLDERS' EQUITY	$ 1,778,196	$ 1,521,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 6,161,486	$ 5,628,802

See accompanying notes to consolidated financial statements.

Consolidated Statements of Earnings and Comprehensive Earnings

(in thousands, except per share data)		Years ended December 31,				
		2025		2024		2023
Net premiums earned	$	1,614,346	$	1,526,406	$	1,294,306
Net investment income		159,739		142,278		120,383
Net realized gains		65,116		19,966		32,518
Net unrealized gains on equity securities		43,247		81,734		64,787
Consolidated revenue	$	1,882,448	$	1,770,384	$	1,511,994
Losses and settlement expenses		725,955		739,253		604,413
Policy acquisition costs		508,387		464,040		418,325
Insurance operating expenses		115,815		112,460		98,383
Interest expense on debt		5,358		6,331		7,301
General corporate expenses		17,028		15,880		15,917
Total expenses	$	1,372,543	$	1,337,964	$	1,144,339
Equity in earnings of unconsolidated investees		(3,924)		(4,869)		9,610
Earnings before income taxes	$	505,981	$	427,551	$	377,265
Income tax expense:						
Current		90,017		71,720		64,944
Deferred		12,627		10,052		7,710
Income tax expense	$	102,644	$	81,772	$	72,654
Net earnings	$	403,337	$	345,779	$	304,611
Other comprehensive earnings (loss), net of tax		85,649		(7,420)		62,773
Comprehensive earnings	$	488,986	$	338,359	$	367,384
Basic net earnings per share	$	4.39	$	3.78	$	3.34
Diluted net earnings per share	$	4.37	$	3.74	$	3.31
Weighted average number of common shares outstanding:						
Basic		91,829		91,529		91,191
Diluted		92,391		92,451		92,155

See accompanying notes to consolidated financial statements.

RLI Corp.
Consolidated Statements of Shareholders' Equity

(in thousands, except per share data)	Common Shares	Total Shareholders' Equity	Common Stock	Paid-in Capital	Accumulated Other Comprehensive Earnings (Loss)	Retained Earnings	Deferred Compensation	Treasury Stock at Cost
Balance, January 1, 2023	90,939,504	$ 1,177,341	$ 1,368	$ 351,707	$ (229,076)	$ 1,446,341	$ 12,015	$ (405,014)
Cumulative-effect adjustment from ASU 2023-02	—	(951)	—	—	—	(951)	—	—
Net earnings	—	304,611	—	—	—	304,611	—	—
Other comprehensive earnings (loss), net of tax	—	62,773	—	—	62,773	—	—	—
Deferred compensation	—	—	—	—	—	—	1,524	(1,524)
Share-based compensation	340,590	9,956	3	9,953	—	—	—	—
Dividends and dividend equivalents ($1.54 per share)	—	(140,216)	—	—	—	(140,216)	—	—
Balance, December 31, 2023	91,280,094	$ 1,413,514	$ 1,371	$ 361,660	$ (166,303)	$ 1,609,785	$ 13,539	$ (406,538)
Net earnings	—	345,779	—	—	—	345,779	—	—
Other comprehensive earnings (loss), net of tax	—	(7,420)	—	—	(7,420)	—	—	—
Deferred compensation	—	—	—	—	—	—	(41)	41
Share-based compensation	458,038	5,990	5	5,985	—	—	—	—
Dividends and dividend equivalents ($2.57 per share)	—	(235,896)	—	—	—	(235,896)	—	—
Balance, December 31, 2024	91,738,132	$ 1,521,967	$ 1,376	$ 367,645	$ (173,723)	$ 1,719,668	$ 13,498	$ (406,497)
Net earnings	—	403,337	—	—	—	403,337	—	—
Other comprehensive earnings (loss), net of tax	—	85,649	—	—	85,649	—	—	—
Deferred compensation	—	—	—	—	—	—	584	(584)
Share-based compensation	140,519	9,035	1	9,034	—	—	—	—
Dividends and dividend equivalents ($2.63 per share)	—	(241,792)	—	—	—	(241,792)	—	—
Balance, December 31, 2025	91,878,651	$ 1,778,196	$ 1,377	$ 376,679	$ (88,074)	$ 1,881,213	$ 14,082	$ (407,081)

See accompanying notes to consolidated financial statements.

RLI Corp.
Consolidated Statements of Cash Flows

(in thousands)	Years ended December 31,		
	2025	2024	2023
Cash flows from operating activities:			
Net earnings	$ 403,337	$ 345,779	$ 304,611
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Net realized gains	(65,116)	(19,966)	(32,518)
Net unrealized gains on equity securities	(43,247)	(81,734)	(64,787)
Depreciation	8,129	7,664	8,545
Deferred income tax expense	12,627	10,052	7,710
Other items, net	15,552	13,725	24,947
Change in:			
Accrued investment income	(1,707)	(4,257)	(2,803)
Premiums and reinsurance balances receivable (net of direct write-offs)	18,308	(9,328)	(31,705)
Reinsurance balances payable	(4,101)	(26,826)	10,407
Funds held	29,862	(4,066)	302
Ceded unearned premiums	286	(12,698)	26,200
Reinsurance balances recoverable on unpaid losses and settlement expenses	8,627	1,924	(17,260)
Deferred policy acquisition costs	(6,434)	(19,648)	(18,707)
Accrued expenses	4,355	15,362	14,011
Unpaid losses and settlement expenses	193,349	247,445	130,388
Unearned premiums	7,496	91,814	107,241
Current income taxes payable	28,974	(3,008)	7,285
Changes in investment in unconsolidated investees:			
Undistributed earnings	3,924	4,869	(9,610)
Dividends received	—	3,116	—
Net cash provided by operating activities	$ 614,221	$ 560,219	$ 464,257
Cash flows from investing activities:			
Purchase of:			
Fixed income securities, available-for-sale	$ (1,278,007)	$ (811,926)	$ (662,070)
Equity securities	(171,520)	(97,922)	(55,652)
Property and equipment	(5,523)	(4,710)	(5,913)
Other	(4,721)	(10,956)	(10,786)
Proceeds from sale of:			
Fixed income securities, available-for-sale	561,397	149,939	50,135
Equity securities	115,731	64,839	51,881
Equity method investee	2,611	—	14,284
Property and equipment	—	13	27
Other	6,044	5,548	817
Proceeds from call or maturity of:			
Fixed income, available-for-sale	457,507	326,297	504,168
Net sale (purchase) of short-term investments	(45,647)	60,008	(98,694)
Net cash used in investing activities	$ (362,128)	$ (318,870)	$ (211,803)
Cash flows from financing activities:			
Proceeds from issuance of debt	$ 50,000	$ 73,000	$ 100,000
Repayment of debt	(50,000)	(73,000)	(200,000)
Proceeds from stock option exercises	1,244	(2,327)	1,245
Cash dividends paid	(241,562)	(235,656)	(140,093)
Net cash used in financing activities	$ (240,318)	$ (237,983)	$ (238,848)
Net increase in cash	$ 11,775	$ 3,366	$ 13,606
Cash at beginning of year	39,790	36,424	22,818
Cash at end of year	$ 51,565	$ 39,790	$ 36,424

See accompanying notes to consolidated financial statements.

Notes to Consolidated Financial Statements

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. DESCRIPTION OF BUSINESS

RLI Corp. is an insurance holding company. References to "the Company," "we," "our," "us" or like terms refer to the business of RLI Corp. and its subsidiaries. We underwrite select property, casualty and surety products through major subsidiaries collectively known as RLI Insurance Group. We conduct operations principally through three insurance companies. RLI Insurance Company (RLI Ins.), a subsidiary of RLI Corp. and our principal insurance subsidiary, writes multiple lines of insurance on an admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Mt. Hawley Insurance Company (Mt. Hawley), a subsidiary of RLI Ins., writes excess and surplus lines insurance on a non-admitted basis in all 50 states, the District of Columbia, Puerto Rico, the Virgin Islands and Guam. Contractors Bonding and Insurance Company (CBIC), a subsidiary of RLI Ins., writes multiple lines of insurance on an admitted basis in all 50 states and the District of Columbia.

B. PRINCIPLES OF CONSOLIDATION AND BASIS OF PRESENTATION

The accompanying consolidated financial statements were prepared in conformity with generally accepted accounting principles in the United States of America (GAAP), that differ in some respects from those followed in reports to insurance regulatory authorities. The consolidated financial statements include the accounts of our holding company and our subsidiaries. Intercompany balances and transactions have been eliminated.

The Company has evaluated subsequent events through the date these consolidated financial statements were issued. There were no other subsequent events requiring adjustment to the financial statements or disclosure.

C. ADOPTED ACCOUNTING STANDARDS

2023-09—Income Taxes (Topic 740): Improvements to Income Tax Disclosures

The amendments in this Accounting Standards Update (ASU) were designed to increase transparency about income tax information through improvements to the tax rate reconciliation and disclosure of income taxes paid, disaggregated by federal, state and foreign jurisdictions. We adopted ASU 2023-09 in 2025 using a retrospective approach, providing disclosures for all periods presented in the financial statements. The adoption of this ASU did not have a material impact on our consolidated financial statements.

D. PROSPECTIVE ACCOUNTING STANDARDS

2024-03—Income Statement-Reporting Comprehensive Income-Expense Disaggregation Disclosures (Subtopic 220-40): Disaggregation of Income Statement Expenses

The guidance in ASU 2024-03 requires disaggregation of certain expenses into specified categories in the notes to the financial statements. Each relevant expense caption on the face of the statement of earnings that includes specific expenses, such as employee compensation, depreciation and intangible asset amortization, are required to be separately disclosed in a tabular presentation. Additionally, a separate total of selling expenses is required to be disclosed, along with a definition of what is included in selling expenses.

This ASU is effective for fiscal years beginning after December 15, 2026 and interim periods beginning after December 15, 2027. Although the Company continues to evaluate the impact of adopting this new accounting standard, the amendments are disclosure-related and should not have a material impact on our financial statements.

2025-06—Intangibles-Goodwill and Other – Internal-Use Software (Subtopic 350-40): Targeted Improvements to the Accounting for Internal -Use Software

The guidance in ASU 2025-06 removes the concept of project stages and requires the capitalization of software costs when management has committed to funding the software project and it is probable that the project will be completed. This ASU is effective for fiscal years beginning after December 15, 2027, but early adoption is permitted as of the beginning of an annual reporting period. The Company continues to evaluate the impact of adopting this new accounting standard, but does not expect the standard will have a material impact on our financial statements.

E. INVESTMENTS

Equity securities are carried at fair value with unrealized gains and losses recorded within net earnings. Investments in fixed income securities are classified into one of three categories: trading, held-to-maturity or available-for-sale. All of our fixed income securities are classified as available-for-sale and reported at fair value. Unrealized gains and losses on these securities are excluded from net earnings but are recorded as a separate component of comprehensive earnings and shareholders' equity, net of deferred income taxes.

Interest on fixed maturities and short-term investments is credited to earnings on an accrual basis. Premiums and discounts are amortized or accreted over the lives of the related fixed maturities. Dividends on equity securities are credited to earnings on the ex-dividend date. Realized gains and losses on disposition of investments are based on the specific identification of the investments sold on the settlement date.

F. CASH, SHORT-TERM INVESTMENTS AND OTHER INVESTED ASSETS

Cash consists of uninvested balances in bank accounts. Short-term investments consist of investments with original maturities of 90 days or less, primarily AAA-rated government money market funds. Short-term investments are carried at cost. Other invested assets include investments in low-income housing tax credit (LIHTC) and historic tax credit (HTC) partnerships, membership in the Federal Home Loan Bank of Chicago (FHLBC) and investments in private funds. Our LIHTC and HTC investments are carried at amortized cost, and our investment in FHLBC stock is carried at cost. Due to the nature of cash, the LIHTC and HTC partnerships, and our membership in the FHLBC, their carrying amounts approximate fair value. The private funds are carried at fair value, using each investment's net asset value.

G. REINSURANCE

Ceded unearned premiums and reinsurance balances recoverable on unpaid losses and settlement expenses are reported separately as an asset, rather than being netted with the related liability, since reinsurance does not relieve the Company of our liability to policyholders. Such balances are subject to the credit risk associated with the individual reinsurer. We continually monitor the financial condition of our reinsurers and actively follow up on any past due or disputed amounts. As part of our monitoring efforts, we review reinsurers' annual financial statements and SEC filings for those that are publicly traded. We also review insurance industry developments that may impact the financial condition of our reinsurers. We analyze the credit risk associated with our reinsurance balances recoverable by monitoring the AM Best and S&P ratings of our reinsurers. In addition, we subject our reinsurance balances recoverable to detailed recoverability tests, including a segment-based analysis using the average default rating percentage by S&P rating, which assists the Company in assessing the sufficiency of its allowance. Additionally, we perform an in-depth reinsurer financial condition analysis prior to the renewal of our reinsurance placements.

Our policy is to charge to earnings, in the form of an allowance, an estimate of unrecoverable amounts from reinsurers. This allowance is reviewed on an ongoing basis to ensure that the amount makes a reasonable provision for reinsurance balances that we may be unable to recover. Once regulatory action (such as receivership, finding of insolvency, order of conservation or order of liquidation) is taken against a reinsurer, the paid and unpaid recoverable for the reinsurer are specifically identified and written off through the use of our allowance for estimated unrecoverable amounts from reinsurers. When we write off such a balance, it is done in full. We then re-evaluate the remaining allowance and determine whether the balance is sufficient and, if needed, an additional allowance is recognized.

H. POLICY ACQUISITION COSTS

We defer incremental direct costs that relate to the successful acquisition of new or renewal insurance contracts, including commissions and premium taxes. Acquisition-related costs may be deemed ineligible for deferral when they are based on contingent or performance criteria beyond the basic acquisition of the insurance contract or when efforts to obtain or renew the insurance contract are unsuccessful. All eligible costs are capitalized and charged to expense in proportion to premium revenue recognized. The method followed in computing deferred policy acquisition costs limits the amount of such deferred costs to their estimated realizable value. This process contemplates the premiums to be earned, anticipated losses and settlement expenses and certain other costs expected to be incurred, but does not consider investment income. Judgments as to the ultimate recoverability of such deferred costs are reviewed on a segment basis and are highly dependent upon estimated future loss costs associated with the premiums written. This deferral methodology applies to both gross and ceded premiums and acquisition costs.

I.   PROPERTY AND EQUIPMENT

Property and equipment are presented at cost less accumulated depreciation and are depreciated on a straight-line basis over periods ranging from 3 to 10 years for equipment and up to 30 years for buildings and improvements.

J.   INVESTMENTS IN UNCONSOLIDATED INVESTEES

Our investment in Prime Holdings Insurance Services, Inc. (Prime) is accounted for under the equity method. As of December 31, 2025, we had a 23 percent interest in the equity and earnings of Prime. Our investment in Prime was $54 million at December 31, 2025 and $56 million at December 31, 2024. In 2025, we recorded $4 million in investee losses from Prime, compared to $5 million of losses in 2024 and $10 million of investee earnings in 2023. We perform annual impairment reviews of our investments in unconsolidated investees. During 2025, continued difficult trends for commercial auto exposures, including industry wide increases in loss costs and adverse development, resulted in a $10 million non-cash impairment charge. The fair value was determined by using market-based valuation techniques and the impairment charge was recognized in equity in earnings of unconsolidated investees. The loss in 2024 was reflective of Prime strengthening reserves on a number of prior accident years.

Additionally, we had a quota share reinsurance treaty with Prime, which contributed $3 million of gross premiums written and $6 million of net premiums earned during 2025, compared to $9 million of gross premiums written and $8 million of net premiums earned during 2024 and $7 million of gross premiums written and $13 million of net premiums earned during 2023. The decreases in net premiums earned from each year were attributable to reductions of our participation in the quota share reinsurance treaty, as well as the competitive market in which Prime operates. Beginning in 2026, we will no longer be a participant on Prime's reinsurance treaty.

Prime recorded net income of $33 million in 2025, compared to a net loss of $36 million in 2024 and net income of $45 million in 2023. Additional summarized financial information for Prime is outlined in the following table:

(in millions)	2025	2024
Total assets	$ 1,202	$ 1,123
Total liabilities	916	884
Total equity	286	239

Approximately $60 million of undistributed earnings from our equity method investees were included in our retained earnings as of December 31, 2025. We received $3 million of dividends from Prime in 2024. We did not receive any dividends from our equity method investees during 2025 or 2023.

K.   GOODWILL AND INTANGIBLE ASSETS

The composition of goodwill and intangibles on December 31, 2025 and 2024 is detailed in the following table:

(in thousands)	2025	2024
Goodwill		
Surety	$ 40,816	$ 40,816
Casualty	5,246	5,246
Total goodwill	$ 46,062	$ 46,062
Indefinite-lived intangibles	$ 7,500	$ 7,500
Total goodwill and intangibles	$ 53,562	$ 53,562

As the amortization of goodwill and indefinite-lived intangible assets is not permitted, the assets are tested for impairment on an annual basis, or earlier if there is reason to suspect that their values may have been diminished or impaired. Annual impairment testing was performed on each of our goodwill and indefinite-lived intangible assets during 2025. Based upon these reviews, our goodwill and state insurance license indefinite-lived intangible assets were not impaired. In addition, as of December 31, 2025, there were no triggering events on goodwill and intangible assets that would suggest an updated review was necessary.

L.   UNPAID LOSSES AND SETTLEMENT EXPENSES

The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims. Such assumptions are subject to occasional changes due to evolving economic, social and political conditions. All estimates are periodically reviewed and, as experience develops and new information becomes known, the reserves are adjusted as necessary. Such adjustments are reflected in the results of operations in the period in which they are determined. Due to the inherent uncertainty in estimating reserves for losses and settlement expenses, there is no assurance that the ultimate liability will not exceed recorded amounts. If actual liabilities do exceed recorded amounts, there will be an adverse effect. Furthermore, we may determine that recorded reserves are more than adequate to cover expected losses, which would lead to a reduction in our reserves.

M. INSURANCE REVENUE RECOGNITION

Insurance premiums are recognized ratably over the term of the contracts, net of ceded reinsurance. Our policies are short-term in nature and premium is generally earned over a one-year period. Unearned premiums are calculated on a monthly pro rata basis.

N. INCOME TAXES

We file a consolidated federal income tax return. Federal income taxes are accounted for using the asset and liability method under which deferred income taxes are recognized for the tax consequences of temporary differences by applying enacted statutory tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of existing assets and liabilities, operating losses and tax credit carry forwards. The effect on deferred taxes for a change in tax rates is recognized in income in the period that includes the enactment date. Deferred tax assets are reduced by a valuation allowance if it is more likely than not that all or some of the deferred tax assets will not be realized.

We consider uncertainties in income taxes and recognize those in our financial statements as required. As it relates to uncertainties in income taxes, our unrecognized tax benefits, including interest and penalty accruals, are not considered material to the consolidated financial statements. Also, no tax uncertainties are expected to result in significant increases or decreases to unrecognized tax benefits within the next 12-month period. Penalties and interest related to income tax uncertainties, should they occur, would be included in income tax expense in the period in which they are incurred.

As an insurance company, we are subject to minimal state income tax liabilities. Since the majority of our income on a state basis is from insurance operations, we pay premium taxes, which are calculated as a percentage of gross premiums written in lieu of state income taxes. Premium taxes are a component of policy acquisition costs.

O. EARNINGS PER SHARE

Basic earnings per share (EPS) is computed by dividing income available to common shareholders by the weighted-average number of common shares outstanding for the period. Diluted EPS reflects the dilution that could occur if securities or other contracts to issue common stock or common stock equivalents were exercised or converted into common stock. When inclusion of these items increases the earnings per share or reduces the loss per share, the effect on earnings is anti-dilutive. Under these circumstances, the diluted net earnings or net loss per share is computed excluding these items. The following represents a reconciliation of the numerator and denominator of the basic and diluted EPS computations contained in the consolidated financial statements:

(in thousands, except per share data)		Income (Numerator)	Weighted Average Shares (Denominator)		Per Share Amount
For the year ended December 31, 2025					
Basic EPS					
Income available to common shareholders	$	403,337	91,829	$	4.39
Stock options		—	562		
Diluted EPS					
Income available to common shareholders and assumed conversions	$	403,337	92,391	$	4.37
Anti-dilutive options excluded from diluted EPS			536		
For the year ended December 31, 2024					
Basic EPS					
Income available to common shareholders	$	345,779	91,529	$	3.78
Stock options		—	922		
Diluted EPS					
Income available to common shareholders and assumed conversions	$	345,779	92,451	$	3.74
Anti-dilutive options excluded from diluted EPS			48		
For the year ended December 31, 2023					
Basic EPS					
Income available to common shareholders	$	304,611	91,191	$	3.34
Stock options		—	964		
Diluted EPS					
Income available to common shareholders and assumed conversions	$	304,611	92,155	$	3.31
Anti-dilutive options excluded from diluted EPS			345		

P. COMPREHENSIVE EARNINGS

Our comprehensive earnings include net earnings plus after-tax unrealized gains and losses on our available-for-sale fixed income portfolio. In reporting the components of comprehensive earnings, we used the federal statutory tax rate of 21 percent. Other comprehensive income (loss), as shown in the consolidated statements of earnings and comprehensive earnings, is net of tax expense (benefit) of $23 million, $(2) million and $17 million for 2025, 2024 and 2023, respectively.

The table below illustrates the changes in the balance of each component of accumulated other comprehensive earnings for each period presented in the consolidated financial statements.

Unrealized Gains (Losses) on Available-for-Sale Securities		For the Year Ended December 31,					
(in thousands)		2025		2024		2023	
Beginning balance	$	(173,723)	$	(166,303)	$	(229,076)	
Other comprehensive earnings before reclassifications		85,775		(11,501)		59,922	
Amounts reclassified from accumulated other comprehensive earnings		(126)		4,081		2,851	
Net current period other comprehensive earnings (loss)	$	85,649	$	(7,420)	$	62,773	
Ending balance	$	(88,074)	$	(173,723)	$	(166,303)	
Balance of securities for which an allowance for credit losses has not been recognized in net earnings	$	1,959	$	1,492	$	1,224	

Credit losses or the sale of an available-for-sale security resulted in amounts being reclassified from accumulated other comprehensive earnings to current period net earnings. The effects of reclassifications out of accumulated other comprehensive earnings by the respective line items of net earnings are presented in the following table.

Amount Reclassified from Accumulated Other Comprehensive Earnings
(in thousands)

Component of Accumulated Other Comprehensive Earnings	For the Year Ended December 31,			Affected line item in the Consolidated Statement of Earnings
	2025	2024	2023	
Unrealized gains and losses on available-for-sale securities	$ 791	$ (5,276)	$ (3,641)	Net realized gains (losses)
	(631)	110	32	Credit gains (losses) presented within net realized gains
	$ 160	$ (5,166)	$ (3,609)	Earnings (loss) before income taxes
	(34)	1,085	758	Income tax (expense) benefit
	$ 126	$ (4,081)	$ (2,851)	Net earnings (loss)

Q. FAIR VALUE DISCLOSURES

Fair value is defined as the price in the principal market that would be received for an asset to facilitate an orderly transaction between market participants on the measurement date. We determined the fair value of certain financial instruments based on their underlying characteristics and relevant transactions in the marketplace. We maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

The following are the levels of the fair value hierarchy and a brief description of the type of valuation inputs that are used to establish each level. Financial assets are classified based upon the lowest level of significant input that is used to determine fair value.

Level 1 is applied to valuations based on readily available, unadjusted quoted prices in active markets for identical assets.

Level 2 is applied to valuations based upon quoted prices for similar assets in active markets, quoted prices for identical or similar assets in inactive markets; or valuations based on models where the significant inputs are observable (e.g. interest rates, yield curves, prepayment speeds, default rates, loss severities) or can be corroborated by observable market data.

Level 3 is applied to valuations that are derived from techniques in which one or more of the significant inputs are unobservable.

As a part of management's process to determine fair value, we utilize widely recognized, third-party pricing sources to determine our fair values. We have obtained an understanding of the third-party pricing sources' valuation methodologies and inputs. The following is a description of the valuation techniques used for financial assets that are measured at fair value, including the general classification of such assets pursuant to the fair value hierarchy.

Corporate, Agencies, Government and Municipal Bonds: The pricing vendor employs a multi-dimensional model which uses standard inputs including (listed in approximate order of priority for use) benchmark yields, reported trades, broker/dealer quotes, issuer spreads, two-sided markets, benchmark securities, market bids/offers and other reference data. The pricing vendor also monitors market indicators, as well as industry and economic events. All bonds valued using these techniques are classified as Level 2. All Corporate, Agencies, Government and Municipal securities are deemed Level 2.

Mortgage-backed Securities (MBS)/Collateralized Mortgage-backed Securities (CMBS) and Asset-backed Securities (ABS): The pricing vendor evaluation methodology includes principally interest rate movements and new issue data. Evaluation of the tranches (nonvolatile, volatile or credit sensitivity) is based on the pricing vendors' interpretation of accepted modeling and pricing conventions. This information is then used to determine the cash flows for each tranche, benchmark yields, pre-payment assumptions and to incorporate collateral performance. To evaluate MBS and CMBS volatility, an option adjusted spread model is used in combination with models that simulate interest rate paths to determine market price information. This process allows the pricing vendor to obtain evaluations of a broad universe of securities in a way that reflects changes in yield curve, index rates, implied volatility, mortgage rates and recent trade activity. MBS/CMBS and ABS with corroborated, observable inputs are classified as Level 2. All of our MBS/CMBS and ABS are deemed Level 2.

Private Placement Securities: Privately placed bonds are classified as corporate or non-U.S. government securities and deemed Level 3. The pricing vendor evaluation methodology for these securities includes a combination of observable and unobservable inputs. Observable inputs include public corporate spread matrices classified by sector, rating and average life, as well as investment and non-investment grade matrices created from fixed income indices. Unobservable inputs include a liquidity spread premium calculated based on public corporate spread and private corporate spread matrices. The quantitative detail of the liquidity spread premium is neither provided nor reasonably available to the Company.

For all of our fixed income securities classified as Level 2, we periodically conduct a review to assess the reasonableness of the fair values provided by our pricing services. Our review consists of a two-pronged approach. First, we compare prices provided by our pricing services to those provided by an additional source. In some cases, we obtain prices from securities brokers and compare them to the prices provided by our pricing services. If discrepancies are found in our comparisons, we compare our prices to actual reported trade data for like securities. No changes to the fair values supplied by our pricing services have occurred as a result of our reviews. Based on these assessments, we have determined that the fair values of our Level 2 fixed income securities provided by our pricing services are reasonable.

Equity Securities: As of December 31, 2025, nearly all of our equity holdings were traded on an exchange. Exchange-traded equities have readily observable price levels and are classified as Level 1 (fair value based on quoted market prices). Equity securities not traded on an exchange, for which pricing is provided by a third-party pricing source using observable inputs, are classified as Level 2. Equity securities not traded on an exchange and that rely on one or more unobservable inputs in pricing are classified as Level 3.

Due to the relatively short-term nature of cash, short-term investments, accounts receivable and accounts payable, their carrying amounts are reasonable estimates of fair value. Our investments in private funds, classified as other invested assets, are measured using the investments' net asset value per share and are not categorized within the fair value hierarchy. The fair value of our debt is discussed further in note 3 to the consolidated financial statements.

R.   SHARE-BASED COMPENSATION

We expense the estimated fair value of employee stock options and similar awards. We measure compensation cost for awards of equity instruments to employees based on the grant-date fair value of those awards and recognize compensation expense over the service period that the awards are expected to vest. The tax effects related to share-based payments are made through net earnings. See note 7 to the consolidated financial statements for further discussion and related disclosures regarding stock options.

S.   RISKS AND UNCERTAINTIES

Certain risks and uncertainties are inherent in our day-to-day operations and in the process of preparing our consolidated financial statements. The more significant risks and uncertainties, as well as our attempt to mitigate, quantify and minimize such risks, are presented below and throughout the notes to the consolidated financial statements.

Insurance Risks

We compete with a large number of other companies in our selected lines of business. During periods of intense competition for premium, we are vulnerable to the actions of other companies who may seek to write business without the appropriate regard for risk and profitability. The insurance industry is often highly competitive, which can make it difficult to grow or maintain premium volume without sacrificing underwriting discipline and income. Our profitability can be significantly affected by the ability of our underwriters to accurately select and price risk and our claim personnel to appropriately deliver fair outcomes. We attempt to mitigate this risk by incentivizing our underwriters to maximize underwriting profit and remain disciplined in pricing and selecting risks. If we are unable to compete effectively in the markets in which we operate or expand our operations into new markets, our underwriting revenues may decline, as well as overall business results.

Our loss reserves are based on estimates and may be inadequate to cover our actual insured losses, which would negatively impact our profitability. As of December 31, 2025, we had $2.9 billion of gross loss and LAE reserves. Significant periods of time often elapse between the occurrence of an insured loss, the reporting of the loss to the Company and our payment of that loss. As part of the reserving process, we review historical data and consider the impact of various factors such as trends in claim frequency and severity, emerging economic and social trends, inflation and changes in the regulatory and litigation environments. If the actual amount of insured losses is greater than the amount we have reserved for these losses, our profitability would suffer.

Catastrophe Exposures

Our insurance coverages include exposure to catastrophic events. We monitor catastrophe exposures by quantifying our exposed policy limits in each region and by using computer-assisted modeling techniques. Additionally, we limit our risk to such catastrophes by restraining the total policy limits written in each region and by purchasing reinsurance. Our major catastrophe exposure is to losses caused by windstorms, affecting commercial properties in coastal regions of the United States, and earthquakes, primarily on the West Coast. We are also exposed to convective storms, winter weather, wildfires, lava flows in Hawaii as well as terrorist events in the United States.

In 2025, our property catastrophe reinsurance treaty had limits of $850 million in excess of $25 million first-dollar retention for earthquakes in California, $850 million in excess of a $50 million first-dollar retention for earthquakes outside of California and $750 million in excess of a $50 million first-dollar retention for all other perils, including wind. In addition, we have coverages that may reduce first-dollar retentions for multiple events within an established period of time. All of these amounts were subject to certain co-participations by the Company on losses in excess of the first-dollar retentions.

Our catastrophe reinsurance treaty renewed on January 1, 2026. We purchased reinsurance protections of $700 million in excess of $25 million first-dollar retention for earthquakes in California, $700 million in excess of a $50 million first-dollar retention for earthquakes outside of California and $600 million in excess of a $50 million first-dollar retention for all other perils, including wind. In addition, we have coverages that may reduce first-dollar retentions and additional aggregate protection for multiple events within an established period of time. All of these amounts are subject to certain co-participations by the Company on losses in excess of the first-dollar retentions. We actively manage our catastrophe program to keep our net retention in line with risk tolerances and to optimize the risk/return trade off.

Environmental Liability Exposures

We are subject to environmental liability claims and exposures primarily through our commercial excess, general liability and discontinued assumed casualty reinsurance lines of business. Although exposure to environmental claims exists in these lines of business, we seek to mitigate or control the extent of this exposure on the vast majority of this business. Our policies include pollution exclusions that have been continually updated to further strengthen them and our policies primarily cover moderate hazard risks.

We offer coverage for low to moderate environmental liability exposures for small contractors and asbestos and mold remediation specialists. We also provide limited coverage for individually underwritten underground storage tanks. The overall exposure is mitigated by focusing on smaller risks with low to moderate exposures. Risks that have large-scale exposures are avoided including petrochemical, chemical, mining, manufacturers and other risks that might be exposed to superfund sites. This business is covered under our casualty ceded reinsurance treaties.

We made loss and settlement expense payments on environmental liability claims and have loss and settlement expense reserves for others. We include this historical environmental loss experience with the remaining loss experience in the applicable line of business to project ultimate incurred losses and settlement expenses as well as related incurred but not reported (IBNR) loss and settlement expense reserves.

Although historical experience on environmental liability claims may not accurately reflect future environmental exposures, we used this experience to record loss and settlement expense reserves in the exposed lines of business. See further discussion of environmental exposures in note 5 to the consolidated financial statements.

Reinsurance

Reinsurance does not discharge the Company from our primary liability to policyholders, and to the extent that a reinsurer is unable to meet its obligations, we would be liable. We continuously monitor the financial condition of prospective and existing reinsurers. As a result, we purchase reinsurance from a number of financially strong reinsurers. We provide an allowance for reinsurance balances deemed uncollectible. See further discussion of reinsurance exposures in note 4 to the consolidated financial statements.

Investment Risk

Our investment portfolio is subject to market, credit and interest rate risks. The equity portfolio will fluctuate with movements in the overall stock market. While the equity portfolio has been constructed to have lower downside risk than the market, the portfolio is positively correlated with movements in domestic stocks. The bond portfolio is affected by interest rate changes and movement in credit spreads. We attempt to mitigate our interest rate and credit risks by constructing a well-diversified portfolio with high-quality securities with varied maturities. Downturns in the financial markets could have a negative effect on our portfolio. However, we attempt to manage this risk through asset allocation, duration and security selection.

Liquidity Risk

Liquidity is essential to our business and a key component of our concept of asset-liability matching. Our liquidity may be impaired by an inability to collect premium receivable or reinsurance balances recoverable in a timely manner, an inability to sell assets or redeem our investments, an inability to access funds from our insurance subsidiaries, unforeseen outflows of cash or large claim payments or an inability to access debt or equity capital markets. This situation may arise due to circumstances that we may be unable to control, such as a general market disruption, an operational problem that affects third parties or the Company, or even by the perception among market participants that we, or other market participants, are experiencing greater liquidity risk.

Our credit ratings are important to our liquidity. A reduction in our credit ratings could adversely affect our liquidity and competitive position by increasing our borrowing costs or limiting our access to the capital markets.

Financial Statements

The preparation of the accompanying consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions about future events. These estimates and the underlying assumptions affect the amounts of assets and liabilities reported, disclosures about contingent assets and liabilities and reported amounts of revenues and expenses. The most significant of these amounts is the liability for unpaid losses and settlement expenses. Other estimates include investment valuation, the allowance for credit losses on fixed income securities, the collectability of reinsurance balances, recoverability of deferred tax assets and deferred policy acquisition costs. These estimates and assumptions are based on management's best estimates and judgment. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment, which management believes to be reasonable under the circumstances. We adjust such estimates and assumptions when facts and circumstances dictate. Although recorded estimates are supported by actuarial computations and other supportive data, the estimates are ultimately based on our expectations of future events. As future events and their effects cannot be determined with precision, actual results could differ significantly from these estimates. Changes in those estimates resulting from continuing changes in the economic environment will be reflected in the consolidated financial statements in future periods.

External Factors

Our insurance subsidiaries are highly regulated by the state in which they are incorporated and by the states in which they do business. Such regulations, among other things, limit the amount of dividends, impose restrictions on the amount and types of investments, impose regulations on forms and regulate rates insurers may charge for various coverages. We are also subject to insolvency and guaranty fund assessments for various programs designed to ensure policyholder indemnification. We generally accrue an assessment during the period in which it becomes probable that a liability has been incurred from an insolvency and the amount of the related assessment can be reasonably estimated.

The National Association of Insurance Commissioners (NAIC) has developed Property and Casualty Risk-Based Capital (RBC) standards that relate an insurer's reported statutory surplus to the risks inherent in its overall operations. The RBC formula uses the statutory annual statement to calculate the minimum indicated capital level to support investment and underwriting risk. The NAIC model law calls for various levels of regulatory action based on the magnitude of an indicated RBC capital deficiency, if any. We regularly monitor our subsidiaries' internal capital requirements and the NAIC's RBC developments. As of December 31, 2025, we determined that our capital levels are well in excess of the minimum capital requirements for all RBC action levels and that our capital levels are sufficient to support the level of risk inherent in our operations. See note 8 to the consolidated financial statements for further discussion of statutory information and related insurance regulatory restrictions.

In addition, ratings are a critical factor in establishing the competitive position of insurance companies. Our insurance companies are rated by AM Best, S&P and Moody's. Their ratings reflect their opinions of an insurance company's and an insurance holding company's financial strength, operating performance, strategic position and ability to meet its obligations to policyholders.

2. INVESTMENTS

Our investments are primarily composed of fixed income debt securities and common stock equity securities. All of our debt securities are classified as available-for-sale, which are carried at fair value. Our equity portfolio consists of common stocks, exchange traded funds (ETF) and preferred stocks, which are carried at fair value.

A summary of net investment income for the years ended December 31 are summarized below.

(in thousands)		2025		2024		2023
Interest on fixed income securities	$	144,354	$	120,561	$	103,446
Dividends on equity securities		13,832		13,276		12,238
Interest on cash, short-term investments and other invested assets		9,490		16,017		10,940
Gross investment income	$	167,676	$	149,854	$	126,624
Less investment expenses		(7,937)		(7,576)		(6,241)
Net investment income	$	159,739	$	142,278	$	120,383

Pretax net realized gains (losses) and net changes in unrealized gains (losses) on investments for the years ended December 31 are summarized below.

(in thousands)		2025		2024		2023
Net realized gains (losses):						
Fixed income:						
Available-for-sale	$	791	$	(5,276)	$	(3,641)
Equity securities		60,624		30,792		22,232
Investment in unconsolidated investees		270		(42)		14,084
Other		3,431		(5,508)		(157)
Total net realized gains (losses)	$	65,116	$	19,966	$	32,518
Net changes in unrealized gains (losses) on investments:						
Equity securities	$	46,271	$	82,275	$	65,655
Other invested assets		(3,024)		(541)		(868)
Total unrealized gains (losses) on equity securities recognized in net earnings	$	43,247	$	81,734	$	64,787
Fixed income:						
Available-for-sale	$	106,336	$	(16,822)	$	79,782
Investment in unconsolidated investees		1,448		7,539		(290)
Other		632		(109)		(33)
Total unrealized gains (losses) recognized in other comprehensive earnings	$	108,416	$	(9,392)	$	79,459
Net realized gains (losses) and changes in unrealized gains (losses) on investments	$	216,779	$	92,308	$	176,764

The change in the portfolio's unrealized gain (loss) position was due to strong fixed income and equity market returns during the year.

The following is a summary of the disposition of fixed income securities and equities for the years ended December 31, with separate presentations for sales and calls/maturities:

SALES			Gross Realized				Net Realized	
(in thousands)		Proceeds		Gains		Losses		Gain (Loss)
2025								
Available-for-sale	$	560,648	$	7,173	$	(6,439)	$	734
Equities		115,731		62,102		(1,478)		60,624
2024								
Available-for-sale	$	150,884	$	630	$	(4,386)	$	(3,756)
Equities		64,839		31,148		(356)		30,792
2023								
Available-for-sale	$	49,960	$	451	$	(2,174)	$	(1,723)
Equities		51,881		23,482		(1,250)		22,232

CALLS/MATURITIES			Gross Realized				Net Realized	
(in thousands)		Proceeds		Gains		Losses		Gain (Loss)
2025								
Available-for-sale	$	457,504	$	412	$	(74)	$	338
2024								
Available-for-sale	$	323,533	$	134	$	(1,400)	$	(1,266)
2023								
Available-for-sale	$	506,910	$	39	$	(162)	$	(123)

FAIR VALUE MEASUREMENTS

Assets measured at fair value on a recurring basis as of December 31, 2025 and 2024, are summarized below:

		2025						
(in thousands)		Quoted in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)		Total
Fixed income securities - available-for-sale								
U.S. government	$	—	$	335,223	$	—	$	335,223
U.S. agency		—		37,927		—		37,927
Non-U.S. government & agency		—		11,417		2,130		13,547
Agency MBS		—		610,675		—		610,675
ABS/CMBS/MBS*		—		672,984		—		672,984
Corporate		—		1,383,329		108,177		1,491,506
Municipal		—		371,474		—		371,474
Total fixed income securities - available-for-sale	$	—	$	3,423,029	$	110,307	$	3,533,336
Equity securities		890,622		—		8,254		898,876
Total	$	890,622	$	3,423,029	$	118,561	$	4,432,212

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

	2024					
(in thousands)	Quoted in Active Markets for Identical Assets (Level 1)		Significant Other Observable Inputs (Level 2)		Significant Unobservable Inputs (Level 3)	Total
Fixed income securities - available-for-sale						
U.S. government	$ —	$	515,635	$	—	$ 515,635
U.S. agency	—		54,338		—	54,338
Non-U.S. government & agency	—		6,898		973	7,871
Agency MBS	—		396,223		—	396,223
ABS/CMBS/MBS*	—		410,248		—	410,248
Corporate	—		1,256,991		89,530	1,346,521
Municipal	—		444,960		—	444,960
Total fixed income securities - available-for-sale	$ —	$	3,085,293	$	90,503	$ 3,175,796
Equity securities	731,569		—		4,622	736,191
Total	$ 731,569	$	3,085,293	$	95,125	$ 3,911,987

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

The following table summarizes changes in the balance of securities whose fair value was measured using significant unobservable inputs (Level 3).

(in thousands)	2025	2024
Beginning balance	$ 95,125	$ 62,096
Net realized and unrealized gains		
Included in other comprehensive earnings	3,096	1,075
Purchases	34,471	34,859
Sales	(14,131)	(2,905)
Transfers into Level 3	—	—
Transfers out of Level 3	—	—
Balance as of December 31,	$ 118,561	$ 95,125
Change in unrealized gains during the period for Level 3 assets held at period-end - included in other comprehensive earnings	$ 2,336	$ 1,075

The amortized cost and estimated fair value of fixed income securities on December 31, 2025, by contractual maturity, are shown as follows:

(in thousands)	Amortized Cost	Fair Value
Due in one year or less	$ 239,131	$ 238,034
Due after one year through five years	708,254	704,534
Due after five years through 10 years	828,257	831,432
Due after 10 years	547,245	475,677
ABS/CMBS/MBS*	1,319,475	1,283,659
Total available-for-sale	$ 3,642,362	$ 3,533,336

* Asset-backed, commercial mortgage-backed and mortgage-backed securities

Expected maturities may differ from contractual maturities due to call provisions on some existing securities.

The amortized cost and fair value of available-for-sale securities on December 31, 2025 and 2024 are presented in the tables below. Amortized cost does not include the $29 million and $27 million of accrued interest receivable as of December 31, 2025 and 2024, respectively.

(in thousands)	Amortized Cost	2025 Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$ 331,233	$ —	$ 4,909	$ (919)	$ 335,223
U.S. agency	37,379	—	677	(129)	37,927
Non-U.S. government & agency	13,831	—	274	(558)	13,547
Agency MBS	634,349	—	4,718	(28,392)	610,675
ABS/CMBS/MBS*	685,126	(470)	3,640	(15,312)	672,984
Corporate	1,502,843	(358)	16,951	(27,930)	1,491,506
Municipal	437,601	—	1,068	(67,195)	371,474
Total fixed income	$ 3,642,362	$ (828)	$ 32,237	$ (140,435)	$ 3,533,336

(in thousands)	Amortized Cost	2024 Allowance for Credit Losses	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value
U.S. government	$ 525,608	$ —	$ 309	$ (10,282)	$ 515,635
U.S. agency	55,921	—	261	(1,844)	54,338
Non-U.S. government & agency	8,959	—	—	(1,088)	7,871
Agency MBS	438,545	—	927	(43,249)	396,223
ABS/CMBS/MBS*	430,973	(8)	2,208	(22,925)	410,248
Corporate	1,397,676	(189)	4,737	(55,703)	1,346,521
Municipal	533,477	—	1,003	(89,520)	444,960
Total fixed income	$ 3,391,159	$ (197)	$ 9,445	$ (224,611)	$ 3,175,796

---

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

ALLOWANCE FOR CREDIT LOSSES AND UNREALIZED LOSSES ON FIXED INCOME SECURITIES

A reversible allowance for credit losses is required to be recognized on available-for-sale fixed income securities, if applicable. Available-for-sale securities in the fixed income portfolio are subjected to several criteria to determine if those securities should be included in the allowance for expected credit loss evaluation, including:

- Significant or recurring operating losses, poor cash flows and/or deteriorating liquidity ratios,

- Changes in technology that may impair the earnings potential of the investment,

- The discontinuance of a segment of business that may affect future earnings potential,

- Specific concerns related to the issuer's industry or geographic area of operation,

- Reduction of or non-payment of interest and/or principal and

- Downgrades in credit quality by a major rating agency.

If changes in interest rates and credit spreads do not reasonably explain the unrealized loss for an available-for-sale security, or if any of the criteria above indicate a potential credit loss, the security is subjected to a discounted cash flow analysis. Inputs into the discounted cash flow analysis include prepayment assumptions for structured securities, default rates and recoverability rates based on credit rating. The allowance for any security is limited to the amount that the fair value is below amortized cost. As of December 31, 2025, the discounted cash flow analysis resulted in an allowance for credit losses on nine securities. The following table presents changes in the allowance for expected credit losses on available-for-sale securities:

(in thousands)		2025		2024
Beginning balance	$	197	$	306
Increase to allowance from securities for which credit losses were not previously recorded		720		55
Reduction from securities sold during the period		(37)		(89)
Reductions from intent to sell securities		—		(47)
Net increase (decrease) from securities that had an allowance at the beginning of the period		(52)		(28)
Ending balance	$	828	$	197

Net realized gains included less than $1 million of losses on fixed income securities for which the cost basis was written down to fair value due to a credit event, restructurings or losses on securities for which we no longer had the intent to hold until recovery. In 2024, less than $1 million in such losses were recognized. We believe we will recover the amortized cost basis of available-for-sale securities that remain in an unrealized loss position.

As of December 31, 2025, in addition to the securities included in the allowance for credit losses, the fixed income portfolio contained 998 securities with an unrealized loss position for which an allowance for credit losses had not been recorded. The $140 million in associated unrealized losses represents 4 percent of the fixed income portfolio's cost basis and 3 percent of total invested assets. Isolated to these securities, unrealized losses at the end of 2025 decreased compared to the previous year due to interest rates across the majority of the curve falling over the course of the year. Of the total 998 securities, 848 have been in an unrealized loss position for 12 consecutive months or longer. The following table illustrates the total value of fixed income securities that were in an unrealized loss position as of December 31, 2025 and 2024. We believe we will recover the amortized cost basis of available-for-sale securities that remain in an unrealized loss position.

(in thousands)	December 31, 2025			December 31, 2024		
	< 12 Mos.	12 Mos. & Greater	Total	< 12 Mos.	12 Mos. & Greater	Total
U.S. government						
Fair value	$ 8,610	$ 80,088	$ 88,698	$ 303,226	$ 157,418	$ 460,644
Amortized cost	8,620	80,997	89,617	309,836	161,090	470,926
Unrealized loss	$ (10)	$ (909)	$ (919)	$ (6,610)	$ (3,672)	$ (10,282)
U.S. agency						
Fair value	$ —	$ 19,797	$ 19,797	$ 24,024	$ 18,330	$ 42,354
Amortized cost	—	19,926	19,926	24,910	19,288	44,198
Unrealized loss	$ —	$ (129)	$ (129)	$ (886)	$ (958)	$ (1,844)
Non-U.S. government & agency						
Fair value	$ —	$ 4,244	$ 4,244	$ 4,075	$ 3,796	$ 7,871
Amortized cost	—	4,802	4,802	4,158	4,801	8,959
Unrealized loss	$ —	$ (558)	$ (558)	$ (83)	$ (1,005)	$ (1,088)
Agency MBS						
Fair value	$ 34,783	$ 239,581	$ 274,364	$ 108,772	$ 233,625	$ 342,397
Amortized cost	34,917	267,839	302,756	111,674	273,972	385,646
Unrealized loss	$ (134)	$ (28,258)	$ (28,392)	$ (2,902)	$ (40,347)	$ (43,249)
ABS/CMBS/MBS*						
Fair value	$ 110,600	$ 142,903	$ 253,503	$ 43,027	$ 164,433	$ 207,460
Amortized cost	110,826	157,989	268,815	43,395	186,990	230,385
Unrealized loss	$ (226)	$ (15,086)	$ (15,312)	$ (368)	$ (22,557)	$ (22,925)
Corporate						
Fair value	$ 146,177	$ 545,897	$ 692,074	$ 378,305	$ 700,574	$ 1,078,879
Amortized cost	148,444	571,560	720,004	389,299	745,283	1,134,582
Unrealized loss	$ (2,267)	$ (25,663)	$ (27,930)	$ (10,994)	$ (44,709)	$ (55,703)
Municipal						
Fair value	$ 3,759	$ 324,235	$ 327,994	$ 48,514	$ 355,475	$ 403,989
Amortized cost	3,789	391,400	395,189	49,491	444,018	493,509
Unrealized loss	$ (30)	$ (67,165)	$ (67,195)	$ (977)	$ (88,543)	$ (89,520)
Total fixed income						
Fair value	$ 303,929	$ 1,356,745	$ 1,660,674	$ 909,943	$ 1,633,651	$ 2,543,594
Amortized cost	306,596	1,494,513	1,801,109	932,763	1,835,442	2,768,205
Unrealized loss	$ (2,667)	$ (137,768)	$ (140,435)	$ (22,820)	$ (201,791)	$ (224,611)

* Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

OTHER INVESTED ASSETS

We had $59 million of other invested assets on December 31, 2025, compared to $58 million at the end of 2024. Other invested assets include investments in low-income housing tax credit partnerships (LIHTC) and historic tax credit partnerships (HTC), membership stock in the Federal Home Loan Bank of Chicago (FHLBC) and investments in private funds. Our LIHTC and HTC investments are carried at amortized cost and our investment in FHLBC stock is carried at cost. Due to the nature of the LIHTC, HTC and our membership in the FHLBC, their carrying amounts approximate fair value. The private funds are carried at fair value, using each investments' net asset value.

Our LIHTC interests had a balance of $14 million on December 31, 2025, compared to $7 million on December 31, 2024. Our LIHTC interests recognized amortization of $2 million as a component of income tax expense in 2025, compared to $3 million in 2024 and 2023, and was included in the net earnings line item of the statement of cash flows. Additionally, our LIHTC recognized a total tax benefit of $2 million during 2025, compared to a total tax benefit of $3 million during 2024 and 2023. Our unfunded commitment for our LIHTC investments was $8 million on December 31, 2025 and will be paid out in installments through 2040.

Our HTC investment had a balance of $11 million on December 31, 2025, compared to $15 million on December 31, 2024. A total tax benefit of $4 million was recognized from our HTC investment during 2025, compared to $6 million during 2024 and 2023. Our HTC recognized $3 million of amortization as a component of income tax expense during 2025, compared to $4 million in 2024 and 2023, and was included in the net earnings line item of the statement of cash flows.

Our investments in private funds totaled $18 million at December 31, 2025 and $24 million at December 31, 2024. We had $2 million of associated unfunded commitments at December 31, 2025. Our interest in private funds is generally restricted from being transferred or otherwise redeemed without prior consent by the respective entities and the timed dissolution of the partnerships would trigger redemption.

Restricted Assets

As of December 31, 2025, $53 million of investments were pledged as collateral with the FHLBC to ensure timely access to the secured lending facility that ownership of the FHLBC stock provides. On November 12, 2025, RLI Insurance Company borrowed $50 million from the FHLBC, which was outstanding as of December 31, 2025.

As of December 31, 2025, fixed income securities with a carrying value of $107 million were on deposit with regulatory authorities as required by law.

3. DEBT

As of December 31, 2025, outstanding debt balances totaled $100 million.

On September 15, 2023, we accessed $50 million from our revolving line of credit with PNC Bank, N.A. (PNC). The borrowing may be repaid at any time and carries an adjustable interest rate of 5.33 percent as of the end of 2025. The credit facility with PNC was entered into during the first quarter of 2023 and has a three-year term that expires on May 29, 2026. The line of credit permits us to borrow up to an aggregate principal amount of $100 million, but may be increased up to an aggregate principal amount of $130 million under certain conditions.

On November 12, 2025, we repaid $50 million that was borrowed from the Federal Home Loan Bank of Chicago (FHLBC) in 2024 and paid interest monthly at an annualized rate of 4.44 percent. Additionally, on November 12, 2025 we borrowed $50 million from the FHLBC and pay interest monthly at an annualized rate of 4.21 percent. The borrowing matures on November 12, 2026, but may be repaid early at set quarterly dates.

Due to the lack of marketability and short tenor of our borrowings, the fair value of our debt approximates the carrying value. We paid $5 million of interest on our debt in 2025, compared to $6 million in 2024 and $9 million in 2023. The average rate on debt was 5.13 percent in 2025, 6.05 percent in 2024 and 4.07 percent in 2023. The weighted average interest rate on debt outstanding was 4.77 percent as of December 31, 2025.

4. REINSURANCE

In the ordinary course of business, our insurance subsidiaries assume and cede premiums and selected insured risks with other insurance companies, known as reinsurance. There are several types of treaties including quota share, excess of loss and catastrophe reinsurance contracts that protect against losses over stipulated amounts arising from any one occurrence or event. The arrangements allow the Company to pursue greater diversification of business and serve to limit the maximum net loss to a single event, such as a catastrophe. Through the quantification of exposed policy limits in each region and the extensive use of computer-assisted modeling techniques, we monitor the concentration of risks exposed to catastrophic events.

Through the purchase of reinsurance, we also limit our net loss on any individual risk to a maximum of $15 million, although retentions can vary.

Premiums written and earned along with losses and settlement expenses incurred for the years ended December 31 are summarized as follows:

(in thousands)	2025	2024	2023
WRITTEN			
Direct	$ 2,004,335	$ 1,986,046	$ 1,783,862
Reinsurance assumed	22,511	27,002	22,798
Reinsurance ceded	(404,717)	(407,527)	(378,913)
Net	$ 1,622,129	$ 1,605,521	$ 1,427,747
EARNED			
Direct	$ 1,993,980	$ 1,895,065	$ 1,671,044
Reinsurance assumed	25,369	26,170	28,375
Reinsurance ceded	(405,003)	(394,829)	(405,113)
Net	$ 1,614,346	$ 1,526,406	$ 1,294,306
LOSSES AND SETTLEMENT EXPENSES INCURRED			
Direct	$ 845,363	$ 954,952	$ 840,255
Reinsurance assumed	15,676	7,945	10,228
Reinsurance ceded	(135,084)	(223,644)	(246,070)
Net	$ 725,955	$ 739,253	$ 604,413

More than 93 percent of our reinsurance balances recoverable are due from companies with financial strength ratings of A or better by AM Best and S&P rating services. The following table displays net reinsurance balances recoverable, after consideration of collateral, from our top reinsurers as of December 31, 2025. These reinsurers all have financial strength ratings of A or better by AM Best and S&P's ratings services. Also shown are the amounts of written premium ceded to these reinsurers during the calendar year 2025.

(dollars in thousands)	AM Best Rating	S&P Rating	Net Reinsurer Exposure as of 12/31/2025	Percent of Total	Ceded Premiums Written	Percent of Total
Munich Re / HSB	A+, Superior	AA, Very Strong	$ 105,502	12.6 %	$ 29,417	7.3 %
Renaissance Re	A+, Superior	A+, Strong	79,872	9.6 %	32,964	8.1 %
Nationwide Mutual	A, Excellent	A+, Strong	68,851	8.2 %	23,489	5.8 %
Partner Re	A+, Superior	A+, Strong	67,643	8.1 %	36,508	9.0 %
Everest Re	A+, Superior	A+, Strong	39,330	4.7 %	28,101	6.9 %
Toa Re	A, Excellent	A, Strong	34,382	4.1 %	11,473	2.8 %
Aspen UK Ltd.	A, Excellent	A-, Strong	33,888	4.1 %	9,865	2.4 %
Safety National	A++, Superior	A+, Strong	33,599	4.0 %	6,291	1.6 %
General Re	A++, Superior	AA, Very Strong	32,632	3.9 %	15,327	3.8 %
Odyssey America Re	A+, Superior	AA-, Very Strong	32,488	3.9 %	8,642	2.1 %
All other reinsurers*			306,557	36.8 %	202,640	50.2 %
Total ceded exposure			$ 834,744	100.0 %	$ 404,717	100.0 %

---

* All other reinsurance balances recoverable, when considered by individual reinsurer, are less than 2 percent of shareholders' equity.

The allowances for uncollectible amounts on paid and unpaid recoverables were $17 million and $11 million, respectively, at December 31, 2025 and $17 million and $10 million, respectively, at December 31, 2024. Changes in the allowances during 2025 were due to changes in the amount of reinsurance balances outstanding, the composition of reinsurers from whom the balances were recoverable and their associated S&P default ratings. No write-offs were applied to the allowances in 2025 and less than $1 million was recovered.

5. HISTORICAL LOSS AND LAE DEVELOPMENT

The following table is a reconciliation of our unpaid losses and settlement expenses (LAE) for the years 2025, 2024 and 2023:

(in thousands)	2025	2024	2023
Unpaid losses and LAE at beginning of year:			
Gross	$ 2,693,470	$ 2,446,025	$ 2,315,637
Ceded	(755,425)	(757,349)	(740,089)
Net	$ 1,938,045	$ 1,688,676	$ 1,575,548
Increase (decrease) in incurred losses and LAE:			
Current accident year	$ 824,933	$ 834,562	$ 712,960
Prior accident years	(98,978)	(95,309)	(108,547)
Total incurred	$ 725,955	$ 739,253	$ 604,413
Loss and LAE payments for claims incurred:			
Current accident year	$ (110,712)	$ (121,314)	$ (165,364)
Prior accident year	(413,267)	(368,570)	(325,921)
Total paid	$ (523,979)	$ (489,884)	$ (491,285)
Net unpaid losses and LAE at end of year	$ 2,140,021	$ 1,938,045	$ 1,688,676
Unpaid losses and LAE at end of year:			
Gross	$ 2,886,819	$ 2,693,470	$ 2,446,025
Ceded	(746,798)	(755,425)	(757,349)
Net	$ 2,140,021	$ 1,938,045	$ 1,688,676

Loss development occurs when our current estimate of ultimate losses, established through our reserve analysis processes, differs from the initial reserve estimate. The recognition of the changes in initial reserve estimates occurred over time as claims were reported, initial case reserves were established, initial reserves were reviewed in light of additional information and ultimate payments were made on the collective set of claims incurred as of that evaluation date. The new information on the ultimate settlement value of claims is continually updated until all claims in a defined set are settled. As a specialty insurer with a diversified product portfolio, our experience will ordinarily exhibit fluctuations from period to period. While we attempt to identify and react to changes in the loss environment, we also must consider the volume of claim experience directly available to the Company and interpret any particular period's indications with a realistic technical understanding of the reliability of those observations.

The following is information about incurred and paid loss development as of December 31, 2025, net of reinsurance, as well as cumulative claim frequency, the total of IBNR liabilities included within the net incurred loss amounts and average historical claims duration as of December 31, 2025. The loss information has been disaggregated so that only losses that are expected to develop in a similar manner are grouped together. This has resulted in the presentation of loss information for our property and surety segments at the segment level, while information for our casualty segment has been separated in four groupings: primary occurrence, excess occurrence, claims made and transportation. Primary occurrence includes select lines within the professional services product along with general liability, small commercial and other casualty products. Excess occurrence encompasses commercial excess and personal umbrella, while claims made includes select lines within the professional services product, executive products and other casualty. Reported claim counts represent claim events on a specified policy rather than individual claimants and includes claims that did not or are not expected to result in an incurred loss. The information about incurred and paid claims development for the years ended December 31, 2016 to 2024 is presented as unaudited required supplementary information.

Casualty - Primary Occurrence
(in thousands, except number of claims)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31, | As of December 31, 2025

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025	Total IBNR	Cumulative Number of Reported Claims
2016	$ 101,950	$ 96,753	$ 90,611	$ 85,449	$ 83,374	$ 79,440	$ 77,729	$ 78,358	$ 77,669	$ 77,108	$ 3,277	4,363
2017		119,741	111,391	102,583	95,513	90,759	90,344	90,744	91,238	93,142	4,026	4,593
2018			141,513	130,281	125,731	115,076	114,414	115,793	118,084	119,149	7,601	4,936
2019				146,011	135,209	120,570	109,051	111,156	112,638	113,624	12,626	5,395
2020					145,171	137,439	122,785	117,962	114,336	112,488	20,297	4,773
2021						142,797	128,483	125,672	123,363	124,464	30,771	4,744
2022							155,203	144,861	143,518	148,462	48,428	4,877
2023								152,443	147,366	146,247	70,492	4,688
2024									160,008	152,141	91,774	4,203
2025										163,478	131,254	2,768
									Total	$ 1,250,303		

Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025
2016	$ 10,142	$ 24,186	$ 35,764	$ 48,042	$ 56,152	$ 60,349	$ 65,517	$ 69,968	$ 71,519	$ 72,502
2017		13,154	25,933	38,783	52,823	62,236	71,419	76,283	79,374	83,291
2018			15,066	32,365	48,424	63,980	78,103	93,504	101,748	106,039
2019				15,698	30,673	41,911	57,750	74,380	87,092	95,875
2020					17,096	30,596	45,267	60,764	76,345	84,827
2021						14,428	29,633	43,951	65,454	82,892
2022							17,714	38,712	56,998	76,275
2023								17,707	35,634	52,452
2024									16,950	36,872
2025										12,659
	* Presented as unaudited required supplementary information.								Total	$ 703,684
						All outstanding liabilities before 2016, net of reinsurance				10,644
						Liabilities for losses and loss adjustment expenses, net of reinsurance				$ 557,263

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*

Years	1	2	3	4	5	6	7	8	9	10
	12.3%	13.7%	12.6%	14.6%	12.5%	9.4%	6.6%	4.2%	3.1%	1.3%

Casualty - Excess Occurrence
(in thousands, except number of claims)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31, | As of December 31, 2025

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025	Total IBNR	Cumulative Number of Reported Claims
2016	$ 56,341	$ 49,385	$ 37,676	$ 33,125	$ 30,251	$ 29,671	$ 29,940	$ 27,733	$ 27,015	$ 26,610	$ 1,732	662
2017		62,863	55,868	48,363	44,737	43,249	41,620	39,600	37,828	37,767	2,612	670
2018			69,362	62,646	54,626	51,023	49,861	47,949	45,580	42,267	7,036	640
2019				88,078	89,691	79,083	80,147	77,185	70,850	64,792	14,275	721
2020					107,579	98,409	90,274	81,284	75,351	70,950	29,836	680
2021						136,433	136,354	125,028	120,830	114,447	39,276	946
2022							153,895	156,822	157,626	146,752	57,227	1,154
2023								178,887	176,607	185,656	74,782	1,330
2024									225,747	216,555	112,188	1,126
2025										276,051	228,841	645
									Total	$ 1,181,847		

Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance
For the Years Ended December 31,

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025
2016	$ 1,068	$ 3,396	$ 7,441	$ 10,054	$ 12,703	$ 14,400	$ 17,807	$ 20,603	$ 21,176	$ 21,269
2017		17	5,679	9,275	15,441	18,470	22,835	25,328	27,840	30,622
2018			2,506	5,823	10,801	17,294	22,016	23,958	28,272	32,241
2019				4,213	19,044	25,389	33,375	38,291	41,794	45,057
2020					2,901	13,856	20,988	24,657	31,299	36,232
2021						5,317	23,841	38,977	59,901	69,360
2022							7,479	28,764	57,202	71,225
2023								7,091	31,867	72,609
2024									6,048	43,197
2025										5,999
	* Presented as unaudited required supplementary information.								Total	$ 427,811
						All outstanding liabilities before 2016, net of reinsurance				25,134
						Liabilities for losses and loss adjustment expenses, net of reinsurance				$ 779,170

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*

Years	1	2	3	4	5	6	7	8	9	10
	3.9%	14.6%	13.9%	12.4%	9.1%	7.0%	8.7%	8.8%	4.8%	0.3%

Casualty - Claims Made
(in thousands, except number of claims)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31, — As of December 31, 2025

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025	Total IBNR	Cumulative Number of Reported Claims
2016	$ 59,992	$ 67,760	$ 69,493	$ 67,728	$ 64,730	$ 65,078	$ 61,876	$ 61,881	$ 60,639	$ 61,983	$ 1,125	1,507
2017		60,572	62,450	62,714	57,450	59,907	61,546	60,340	60,057	59,736	1,861	1,648
2018			66,128	62,416	56,468	48,457	47,692	43,912	45,331	51,972	1,815	1,401
2019				62,918	61,712	52,224	46,500	43,969	42,236	42,391	5,490	1,518
2020					60,278	56,785	46,853	40,878	41,658	38,324	6,333	1,298
2021						51,219	45,854	38,946	35,485	34,785	8,437	1,230
2022							58,289	55,316	46,276	43,446	16,236	1,159
2023								54,679	47,848	45,989	20,315	1,201
2024									58,153	53,050	28,323	1,271
2025										52,488	37,038	1,076
									Total	$ 484,164		

Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025
2016	$ 2,060	$ 14,558	$ 27,465	$ 39,370	$ 47,999	$ 52,846	$ 53,737	$ 56,342	$ 57,976	$ 60,112
2017		2,455	11,350	22,728	36,522	42,918	47,087	50,623	55,321	55,750
2018			1,964	11,965	18,840	24,918	27,351	31,002	38,188	39,398
2019				1,839	8,123	14,117	19,930	27,133	32,622	34,884
2020					1,488	5,687	10,412	16,537	26,511	27,320
2021						999	5,615	8,661	11,856	18,032
2022							2,088	8,836	14,672	20,487
2023								1,421	5,336	11,354
2024									1,524	8,735
2025										2,437

* Presented as unaudited required supplementary information.

Total	$ 278,509
All outstanding liabilities before 2016, net of reinsurance	2,633
Liabilities for losses and loss adjustment expenses, net of reinsurance	$ 208,288

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*

Years	1	2	3	4	5	6	7	8	9	10
	3.8%	14.6%	14.4%	15.2%	15.0%	7.4%	6.6%	4.8%	1.7%	3.4%

Casualty - Transportation
(in thousands, except number of claims)

Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31, — As of December 31, 2025

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025	Total IBNR	Cumulative Number of Reported Claims
2016	$ 50,430	$ 53,519	$ 54,105	$ 52,277	$ 52,818	$ 53,915	$ 55,718	$ 56,515	$ 56,736	$ 56,424	$ 505	3,945
2017		55,640	53,641	45,017	43,764	45,351	46,742	47,619	47,228	47,285	562	3,640
2018			57,597	54,592	38,719	36,468	35,442	35,776	36,212	36,381	691	3,407
2019				58,297	56,129	43,976	41,925	44,236	47,296	46,722	1,194	3,321
2020					43,573	35,524	27,665	28,856	29,532	28,070	1,584	1,648
2021						51,322	51,581	47,913	54,599	55,349	5,301	2,324
2022							60,862	53,680	55,851	57,378	8,108	2,727
2023								66,863	60,930	71,443	14,668	2,649
2024									86,321	80,414	26,140	2,836
2025										84,691	32,118	2,002
									Total	$ 564,157		

Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance

For the Years Ended December 31,

AY	2016*	2017*	2018*	2019*	2020*	2021*	2022*	2023*	2024*	2025
2016	$ 8,923	$ 18,354	$ 30,354	$ 38,001	$ 43,564	$ 47,488	$ 52,555	$ 54,245	$ 55,250	$ 55,510
2017		7,979	17,070	24,090	30,260	36,141	41,064	43,891	45,061	45,552
2018			6,980	12,827	19,216	24,503	28,844	30,916	33,296	34,530
2019				7,148	15,852	21,120	26,422	35,546	42,409	43,734
2020					3,986	7,876	12,035	20,749	23,077	24,426
2021						5,341	15,345	25,886	37,702	44,696
2022							6,442	18,296	27,146	39,366
2023								7,407	18,350	34,355
2024									9,431	22,006
2025										7,048

* Presented as unaudited required supplementary information.

Total	$ 351,223
All outstanding liabilities before 2016, net of reinsurance	1,030
Liabilities for losses and loss adjustment expenses, net of reinsurance	$ 213,964

Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*

Years	1	2	3	4	5	6	7	8	9	10
	13.3%	17.1%	17.1%	18.0%	12.4%	8.5%	6.1%	3.0%	1.4%	0.5%

Property
(in thousands, except number of claims)

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									As of December 31, 2025	
AY	**2016***	**2017***	**2018***	**2019***	**2020***	**2021***	**2022***	**2023***	**2024***	**2025**	**Total IBNR**	**Cumulative Number of Reported Claims**
2016	$ 62,900	$ 55,594	$ 55,384	$ 55,930	$ 55,424	$ 55,383	$ 55,536	$ 55,385	$ 55,316	$ 55,306	$ 6	3,379
2017		90,803	83,273	84,961	82,671	82,319	81,912	81,677	81,194	81,174	17	2,893
2018			89,091	83,457	79,961	80,470	79,093	79,234	78,482	78,537	142	2,339
2019				71,232	65,189	61,116	59,901	61,185	60,549	60,621	280	2,459
2020					118,247	110,466	108,546	108,363	110,562	108,449	4,447	2,864
2021						135,447	116,424	115,587	114,178	112,651	2,872	3,118
2022							138,756	119,877	115,228	112,269	6,063	2,981
2023								184,252	159,846	155,221	13,462	3,279
2024									221,358	183,977	48,491	3,084
2025										160,138	67,590	2,567
									Total	$ 1,108,343		

	Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
AY	**2016***	**2017***	**2018***	**2019***	**2020***	**2021***	**2022***	**2023***	**2024***	**2025**
2016	$ 33,134	$ 46,921	$ 51,371	$ 53,006	$ 54,328	$ 54,747	$ 55,215	$ 55,247	$ 55,263	$ 55,275
2017		41,314	66,818	74,415	78,360	80,581	80,958	80,965	81,132	81,151
2018			37,048	68,264	72,357	75,253	76,378	77,696	78,198	78,391
2019				30,703	51,740	55,092	57,038	59,015	59,808	59,934
2020					43,192	79,660	88,401	96,350	99,809	102,734
2021						57,272	89,174	99,671	103,826	105,600
2022							44,667	84,235	95,542	101,685
2023								111,137	130,919	136,306
2024									64,846	114,496
2025										58,395
	* Presented as unaudited required supplementary information.								Total	$ 893,967
					All outstanding liabilities before 2016, net of reinsurance					776
					Liabilities for losses and loss adjustment expenses, net of reinsurance					$ 215,152

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*									
Years	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**
	48.2%	29.7%	7.4%	4.5%	2.4%	1.4%	0.4%	0.2%	0.0%	0.0%

Surety
(in thousands, except number of claims)

	Incurred Losses and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									As of December 31, 2025	
AY	**2016***	**2017***	**2018***	**2019***	**2020***	**2021***	**2022***	**2023***	**2024***	**2025**	**Total IBNR**	**Cumulative Number of Reported Claims**
2016	$ 18,928	$ 11,062	$ 9,351	$ 8,895	$ 8,391	$ 7,948	$ 8,134	$ 7,963	$ 8,206	$ 8,034	$ 9	1,407
2017		16,127	8,641	8,798	8,116	8,034	7,769	7,644	7,696	7,791	30	1,983
2018			16,765	7,227	4,564	3,947	3,996	3,760	3,894	3,717	43	1,371
2019				14,785	7,205	5,053	4,062	3,453	2,866	2,048	79	1,215
2020					19,241	14,840	12,378	11,516	9,935	9,775	686	1,002
2021						18,540	11,724	12,127	16,521	16,306	1,084	996
2022							20,185	11,490	10,686	9,424	1,344	1,123
2023								21,242	9,024	5,802	3,432	1,030
2024									23,284	11,594	8,724	1,000
2025										24,561	22,488	547
									Total	$ 99,052		

	Cumulative Paid Loss and Loss Adjustment Expenses, Net of Reinsurance For the Years Ended December 31,									
AY	**2016***	**2017***	**2018***	**2019***	**2020***	**2021***	**2022***	**2023***	**2024***	**2025**
2016	$ 3,087	$ 5,817	$ 6,299	$ 7,640	$ 8,086	$ 7,673	$ 7,946	$ 7,795	$ 7,918	$ 7,932
2017		979	2,862	7,062	7,221	7,362	7,372	7,342	7,500	7,703
2018			1,835	2,588	2,368	2,536	3,020	2,079	3,220	3,132
2019				336	2,433	2,765	3,039	3,093	3,236	1,855
2020					835	2,719	3,828	3,907	7,896	9,014
2021						1,197	3,229	3,075	4,264	6,285
2022							(241)	4,161	5,737	7,530
2023								841	1,883	2,153
2024									412	1,917
2025										366
	* Presented as unaudited required supplementary information.								Total	$ 47,887
					All outstanding liabilities before 2016, net of reinsurance					(127)
					Liabilities for losses and loss adjustment expenses, net of reinsurance					$ 51,038

	Average Annual Percentage Payout of Incurred Losses by Age, Net of Reinsurance*									
Years	**1**	**2**	**3**	**4**	**5**	**6**	**7**	**8**	**9**	**10**
	15.0%	32.2%	12.7%	9.1%	12.7%	(2.4)%	(8.4)%	(0.7)%	2.1%	0.2%

The following is a reconciliation of the net incurred and paid loss development tables to the liability for unpaid losses and settlement expenses in the consolidated balance sheet:

(in thousands)	December 31, 2025		December 31, 2024
Net outstanding liabilities:			
Casualty - Primary Occurrence	$	557,263	$	511,759
Casualty - Excess Occurrence		779,170		656,982
Casualty - Claims Made		208,288		199,979
Casualty - Transportation		213,964		185,023
Property		215,152		228,230
Surety		51,038		49,939
Unallocated loss adjustment expenses		81,686		73,613
Allowance for uncollectible reinsurance balances recoverable on unpaid losses and settlement expenses		11,107		9,580
Other		22,353		22,940
Liabilities for unpaid loss and settlement expenses, net of reinsurance	$	2,140,021	$	1,938,045
Reinsurance balances recoverable on unpaid claims:			
Casualty - Primary Occurrence	$	49,950	$	47,773
Casualty - Excess Occurrence		210,272		164,721
Casualty - Claims Made		276,288		283,560
Casualty - Transportation		71,366		76,089
Property		69,149		102,120
Surety		80,757		90,610
Allowance for uncollectible reinsurance balances recoverable on unpaid losses and settlement expenses		(11,107)		(9,580)
Other		123		132
Total reinsurance balances recoverable on unpaid losses and settlement expenses	$	746,798	$	755,425
Total gross liability for unpaid loss and settlement expenses	$	2,886,819	$	2,693,470

DETERMINATION OF IBNR

Initial carried IBNR reserves are determined through a reserve estimation process. For most casualty and surety products, this process involves the use of an initial loss and allocated loss adjustment expense (ALAE) ratio that is applied to the earned premium for a given period. Payments and case reserves are subtracted from this initial estimate of ultimate loss and ALAE to determine a carried IBNR reserve. For most property products, the IBNR reserves are determined by IBNR percentages applied to premium earned. The percentages are determined based on historical reporting patterns and are updated periodically. No deductions for paid or case reserves are made. Shortly after natural or man-made catastrophes, we review insured locations exposed to the event and estimate losses based on our exposures. We also consider our knowledge of frequency and severity from early claim reports to determine an appropriate reserve for the catastrophe. Adjustments to the initial loss ratio by product and segment are made where necessary and reflect updated assumptions regarding loss experience, loss trends, price changes and prevailing risk factors.

Actuaries perform a ground-up reserve study of the expected value of the unpaid loss and LAE derived using multiple standard actuarial methodologies on a quarterly basis. Each method produces an estimate of ultimate loss by accident year. We review all of these various estimates and assign weights to each based on the characteristics of the product being reviewed. These estimates are then compared to the carried loss reserves to determine the appropriateness of the current reserve balance. In addition, an emergence analysis is completed quarterly to determine if further adjustments are necessary.

Upon completion of our loss and LAE estimation analysis, a review of the resulting variance between the indicated reserves and the carried reserves takes place. Our actuaries make a recommendation to management in regards to booked reserves that reflect their analytical assessment and view of estimation risk. After discussion of these analyses and all relevant risk factors, the Loss Reserve Committee, a panel of management including the lead reserving actuary, chief executive officer, chief operating officer, chief financial officer and other executives, confirms the appropriateness of the reserve balances.

DEVELOPMENT OF IBNR RESERVES

The following table summarizes our prior accident years' loss reserve development by segment for 2025, 2024 and 2023:

(in thousands)	2025	2024	2023
Casualty	$ (32,793)	$ (52,878)	$ (78,498)
Property	(50,288)	(33,143)	(21,196)
Surety	(15,897)	(9,288)	(8,853)
Total	$ (98,978)	$ (95,309)	$ (108,547)

A discussion of significant components of reserve development for the three most recent calendar years follows:

2025. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2025. The casualty segment contributed $33 million in favorable development, with the majority experienced across accident years 2019 through 2022 and 2024. The favorable development reflects continued rate increases and our underwriters' ability to select risk. Within the primary occurrence grouping, the general liability product contributed $11 million to our favorable development. Small commercial products were adverse by $8 million and our assumed business from Prime developed adversely by $7 million. Within the excess occurrence grouping, commercial excess was favorable by $25 million. Within the claims made grouping, executive products developed favorably by $3 million. The transportation grouping experienced adverse development of $5 million.

Marine contributed $18 million of the $50 million total favorable property development. Accident years 2020 through 2024 contributed to the segment's favorable development. Commercial property was favorable by $26 million, largely related to prior year catastrophe reserves, and Hawaii homeowners contributed $3 million of favorable development.

The surety segment experienced favorable development of $16 million. The majority of the favorable development was from accident years 2022 through 2024. Contract surety had favorable development of $8 million and commercial surety had favorable development of $8 million.

2024. We experienced favorable emergence relative to prior years' loss reserve estimates in all of our segments during 2024. Development from the casualty segment totaled $53 million. The majority of our favorable development was experienced across accident years 2019 through 2023. We continued to experience emergence that was generally better than previously estimated. We attribute the favorable emergence to loss trends in select lines outperforming our long-term expectations, our underwriters' ability to select risk and an increasing rate environment. Within the primary occurrence grouping, the general liability product contributed $13 million to our favorable development, while small commercial developed adversely by $9 million. Within the excess occurrence grouping, commercial excess was favorable by $18 million and personal umbrella developed favorably by $3 million. Within the claims made grouping, professional services coverages developed favorably by $10 million and executive products developed favorably by $11 million. The transportation grouping had $8 million of adverse development.

Our marine product was the predominant driver of the favorable development in the property segment, accounting for $18 million of the $33 million total favorable development for the segment. Accident years 2021 through 2023 made the largest contribution. Commercial property was favorable by $10 million.

The surety segment experienced $9 million of favorable development. The majority of the favorable development came from the 2020, 2022 and 2023 accident years. Commercial and contract surety were the main contributors with favorable development of $5 million and $5 million, respectively.

2023. We experienced favorable emergence relative to prior years' reserve estimates in all of our segments during 2023. The casualty segment contributed $78 million in favorable development. Accident years 2015 through 2022 contributed significantly to the favorable development. This was predominantly driven by favorable frequency and severity trends that were better than our long-term expectations. In addition, we believe this was the result of our underwriters' ability to select risk, as well as the favorable rate environment within many of our casualty sublines. Nearly all of our casualty products contributed to the favorable development. Within the primary occurrence grouping, the general liability product contributed $13 million to our favorable development. Within the excess occurrence grouping, commercial excess developed favorably by $15 million and our personal umbrella product developed favorably by $11 million. Within the claims made grouping, professional services coverages developed favorably by $10 million and executive products developed favorably by $12 million. The transportation grouping contributed $4 million for the year.

Marine contributed $4 million of the $21 million total favorable property development, primarily in accident years 2020 through 2022. Commercial property was favorable by $11 million.

The surety segment experienced favorable development of $9 million. The majority of the favorable development was from accident year 2022. Commercial and contract surety products were the main contributors, with favorable development of $6 million and $3 million, respectively.

ENVIRONMENTAL, ASBESTOS AND MASS TORT EXPOSURES

We are subject to environmental site cleanup, asbestos removal and mass tort claims and exposures through our commercial excess, general liability and discontinued assumed casualty reinsurance lines of business. The majority of the exposure is in the excess layers of our commercial excess and assumed reinsurance books of business.

The following table represents paid and unpaid environmental, asbestos and mass tort claims data (including incurred but not reported losses) as of December 31, 2025, 2024 and 2023:

(in thousands)	2025	2024	2023
Loss and LAE Payments (Cumulative):			
Gross	$ 151,316	$ 149,130	$ 144,882
Ceded	(71,227)	(70,773)	(70,130)
Net	$ 80,089	$ 78,357	$ 74,752
Unpaid Losses and LAE at End of Year:			
Gross	$ 24,148	$ 22,658	$ 25,180
Ceded	(5,829)	(5,899)	(5,490)
Net	$ 18,319	$ 16,759	$ 19,690

Our environmental, asbestos and mass tort exposure is limited, relative to other insurers, as a result of entering the affected liability lines after the insurance industry had already recognized environmental and asbestos exposure as a problem and adopted appropriate coverage exclusions. The majority of our reserves are associated with products that went into runoff at least three decades ago.

While our environmental exposure is limited, the ultimate liability for this exposure is difficult to assess because of the extensive and complicated litigation involved in the settlement of claims and evolving legislation on issues such as joint and several liability, retroactive liability and standards of cleanup. Additionally, we participate primarily in the excess layers of coverage, where accurate estimates of ultimate loss are more difficult to derive than for primary coverage.

6. INCOME TAXES

Pretax earnings and the composition of income tax expense is summarized below.

(in thousands)	2025	2024	2023
U.S. income from continuing operations before income tax expense	$ 505,981	$ 427,551	$ 377,265
Income tax expense from continuing operations			
Current tax expense			
U.S. federal	$ 87,243	$ 69,068	$ 63,590
U.S. state and local	2,774	2,652	1,354
Total current tax expense	$ 90,017	$ 71,720	$ 64,944
Deferred tax expense (benefit)			
U.S. federal	$ 12,627	$ 10,052	$ 7,738
U.S. state and local	—	—	(28)
Total deferred tax expense	$ 12,627	$ 10,052	$ 7,710
Total income tax expense	$ 102,644	$ 81,772	$ 72,654

Income tax expense attributable to income from operations differed from the amounts computed by applying the U.S. federal tax rate of 21 percent to pretax income from continuing operations as demonstrated in the following table:

(in thousands)	2025		2024		2023	
U.S. federal statutory tax rate	$ 106,256	21.0 %	$ 89,786	21.0 %	$ 79,226	21.0 %
State and local income taxes, net of federal income tax effect*	2,192	0.4 %	2,095	0.5 %	1,047	0.3 %
Tax credit	(2,523)	(0.5)%	(3,539)	(0.8)%	(3,644)	(1.0)%
Nontaxable or Nondeductible Items:						
Excess tax benefit on share-based compensation	(3,413)	(0.7)%	(5,580)	(1.3)%	(3,774)	(1.0)%
Other nontaxable or nondeductible items	132	0.1 %	(990)	(0.3)%	(201)	(0.0)%
Total	$ 102,644	20.3 %	$ 81,772	19.1 %	$ 72,654	19.3 %

_____

*   Illinois and Florida comprise the majority of the state income tax expense incurred.

Effective rates are dependent upon components of pretax earnings and the related tax effects. The effective rate was higher in 2025 due to lower levels of tax-favored adjustments and higher levels of pretax earnings, which decreased the percentage impact of the tax-favored adjustments.

Our net earnings include equity in earnings of unconsolidated investees. The investees do not have a policy or pattern of paying dividends. As a result, we record a deferred tax liability on the earnings at the corporate capital gains rate of 21 percent in anticipation of recovering our investments through means other than through the receipt of dividends, such as a sale. We received a $3 million dividend from Prime in 2024 and recognized less than $1 million of tax benefit from applying the lower tax rate applicable to affiliated dividends paid to insurance companies (10.8 percent), as compared to the corporate capital gains rate on which the deferred tax liabilities were based. No dividends were declared from Prime in 2025 or 2023, therefore having no impact to their respective effective tax rates.

Dividends paid to our Employee Stock Ownership Plan (ESOP) also result in a tax deduction. Dividends paid to the ESOP in 2025, 2024 and 2023 resulted in tax benefits of $3 million, $3 million and $2 million, respectively. These tax benefits reduced the effective tax rate for 2025, 2024 and 2023 by 0.5 percent, 0.6 percent and 0.4 percent, respectively.

Federal and state income taxes paid are summarized in the table below.

(in thousands)	2025	2024	2023
U.S. federal	$ 58,550	$ 64,700	$ 48,700
U.S. state and local	2,098	2,864	1,383
Total taxes paid	$ 60,648	$ 67,564	$ 50,083

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are summarized below.

(in thousands)		2025		2024
Deferred tax assets:				
Tax discounting of unpaid losses and settlement expenses	$	34,526	$	29,524
Unearned premium offset		36,413		36,086
Deferred compensation		5,908		4,630
Share-based compensation expense		4,124		3,685
Capitalized research and development costs		1,078		6,350
Lease liability		3,093		3,288
Other		4,137		3,864
Deferred tax assets before allowance	$	89,279	$	87,427
Less valuation allowance		—		—
Total deferred tax assets	$	89,279	$	87,427
Deferred tax liabilities:				
Net unrealized appreciation of securities	$	56,843	$	25,898
Deferred policy acquisition costs		36,256		34,905
Lease asset		2,755		2,943
Discounting of unpaid losses and settlement expenses - Tax Cuts and Jobs Act (TCJA) implementation offset		—		636
Fixed assets		3,357		2,908
Intangible assets		1,569		1,561
Undistributed earnings of unconsolidated investees		9,771		10,265
Other		497		518
Total deferred tax liabilities	$	111,048	$	79,634
Net deferred tax asset (liability)	$	(21,769)	$	7,793

We have recorded our deferred tax assets and liabilities using the statutory federal tax rate of 21 percent. We believe it is more likely than not that all deferred tax assets will be recovered, given the carry back availability as well as the projected results of future operations, which we believe will generate sufficient taxable income to realize the deferred tax asset. In addition, we believe when these deferred items reverse in future years, our taxable income will be taxed at an effective rate of 21 percent.

Although we are not currently under audit by the IRS, tax years 2022 through 2025 remain open and are subject to examination.

7. EMPLOYEE BENEFITS

EMPLOYEE STOCK OWNERSHIP, 401(K) AND INCENTIVE PLANS

We maintain ESOP, 401(k) and incentive plans covering executives, managers and associates. Funding of these plans is primarily dependent upon reaching predetermined levels of operating return on equity, combined ratio and Market Value Potential (MVP). MVP is a compensation model that measures components of comprehensive earnings against a minimum required return on our capital. Bonuses are earned as we generate earnings in excess of this required return. While some management incentive plans may be affected somewhat by other performance factors, the larger influence of corporate performance ensures that the interests of our executives, managers and associates align with those of our shareholders.

Our 401(k) plan allows voluntary contributions by employees and permits ESOP diversification transfers for employees meeting certain age and service requirements. We provide a basic 401(k) contribution of 3 percent of eligible compensation. Participants are 100 percent vested in both voluntary and basic contributions. Additionally, an annual discretionary profit-sharing contribution may be made to the ESOP and 401(k), subject to the achievement of certain overall financial goals and board approval. Profit-sharing contributions vest after three years of plan service.

Our ESOP and 401(k) cover all employees meeting eligibility requirements. ESOP and 401(k) profit-sharing contributions are approved annually by our board of directors and are expensed in the year earned. ESOP and 401(k)-related expenses (basic and profit-sharing) were $27 million, $25 million and $23 million for 2025, 2024 and 2023, respectively.

During 2025, the ESOP purchased 163,172 shares of RLI Corp. stock on the open market at an average price of $75.97 ($12 million) relating to the contribution for plan year 2024. Shares held by the ESOP as of December 31, 2025, totaled 4,742,617 and are treated as outstanding in computing our earnings per share. During 2024, the ESOP purchased 149,696 shares of RLI Corp. stock on the open market at an average price of $73.62 ($11 million) relating to the contribution for plan year 2023. During 2023, the ESOP purchased 131,546 shares of RLI Corp. stock on the open market at an average price of $68.21 ($9 million) relating to the contribution for plan year 2022. The above-mentioned ESOP purchases relate only to our annual contributions to the plan and do not include amounts or shares resulting from the reinvestment of dividends.

Annual awards are provided to executives, managers and associates through our incentive plans, provided certain strategic and financial goals are met. Annual expenses for these incentive plans totaled $48 million, $44 million and $38 million for 2025, 2024 and 2023, respectively. Incentive-based compensation received by current or former executive officers is subject to clawback in the event of an accounting restatement.

DEFERRED COMPENSATION

We maintain rabbi trusts for deferred compensation plans for directors, key employees and executive officers through which contributions can be invested in RLI Corp. stock or mutual funds. The employer stock in the plan cannot be diversified and is accounted for as equity, in a manner consistent with the accounting for treasury stock. At December 31, 2025, the trusts' assets were valued at $55 million.

STOCK PLANS

Our RLI Corp. Long-Term Incentive Plan (2015 LTIP) was in place from 2015 to 2023. The 2015 LTIP provided for equity-based compensation, including stock options and restricted stock units, up to a maximum of 8,000,000 shares of common stock (subject to adjustment for changes in our capitalization and other events). Between 2015 and 2023, we granted 6,582,776 stock options under the 2015 LTIP. The 2015 LTIP was replaced in 2023.

In 2023, our shareholders approved the 2023 RLI Corp. Long-Term Incentive Plan (2023 LTIP), which provides for equity-based compensation. In conjunction with the adoption of the 2023 LTIP, effective May 4, 2023, awards were no longer granted under the 2015 LTIP. Awards under the 2023 LTIP may be in the form of restricted stock, restricted stock units, stock options (incentive or non-qualified), stock appreciation rights, performance units as well as other stock-based awards. Eligibility under the 2023 LTIP is limited to employees, directors, consultants and independent contractors of the Company or any affiliate. The granting of awards under the 2023 LTIP is solely at the discretion of the Human Capital and Compensation Committee of the board of directors or its delegate. The maximum number of shares of common stock available for distribution under the 2023 LTIP is 8,009,782 shares (subject to adjustment for changes in our capitalization and other events). Since the plan's approval in 2023, we have granted 1,180,638 awards under the 2023 LTIP.

Compensation expense is based on the probable number of awards expected to vest. The total compensation expense related to equity awards was $8 million, $8 million and $9 million for 2025, 2024 and 2023, respectively. The total income tax benefit was $1 million for 2025, 2024 and 2023. Total unrecognized compensation expense relating to outstanding and unvested awards was $6 million as of December 31, 2025, which will be recognized over the weighted average vesting period of 2.51 years.

Stock Options

Under the 2023 LTIP, as under the 2015 LTIP, we grant stock options for shares with an exercise price equal to the fair market value of the shares at the date of grant (subject to adjustments for changes in our capitalization, including special dividends and other events as set forth in such plans). Options generally vest and become exercisable ratably over a five-year period and expire eight years after grant.

For most participants, the requisite service period and vesting period will be the same. For participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75 or more, the requisite service period is deemed to be met and options are immediately expensed on the date of grant. For participants who will become retirement eligible during the vesting period, the requisite service period over which expense is recognized is the period between the grant date and the attainment of retirement eligibility. Shares issued upon option exercise are newly issued shares.

The following table summarizes option activity in 2025:

	Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Life	Aggregate Intrinsic Value (in 000's)
Outstanding as of January 1, 2025	2,837,938	$ 52.80		
Granted	328,555	70.93		
Exercised	(140,009)	30.24		
Forfeited or expired	(39,870)	65.02		
Outstanding as of December 31, 2025	2,986,614	$ 55.69	4.01	$ 31,658
Exercisable at December 31, 2025	1,901,023	$ 49.80	2.94	$ 28,475

The intrinsic value of options exercised, which is the difference between the fair value and the exercise price, was $6 million, $35 million and $19 million during 2025, 2024 and 2023, respectively.

The fair values of options were estimated using a Black-Scholes based option pricing model with the following weighted-average grant-date assumptions and weighted-average fair values as of December 31:

	2025	2024	2023
Weighted-average fair value of grants	$ 14.49	$ 15.81	$ 13.62
Risk-free interest rates	4.04 %	4.83 %	3.59 %
Dividend yield	2.57 %	2.30 %	2.28 %
Expected volatility	23.18 %	23.09 %	22.97 %
Expected option life	5.05 years	5.02 years	4.96 years

The risk-free rate was determined based on U.S. treasury yields that most closely approximated the option's expected life. The dividend yield was determined based on the average annualized quarterly dividends paid during the most recent five-year period and incorporated a consideration for special dividends paid in recent history. The expected volatility was calculated based on the median of the rolling volatilities for the expected life of the options. The expected option life was determined based on historical exercise behavior and the assumption that all outstanding options will be exercised at the midpoint of the current date and remaining contractual term, adjusted for the demographics of the current year's grant.

Restricted Stock Units

In addition to stock options, restricted stock units (RSUs) are granted with a value equal to the closing stock price of the Company's stock on the dates the units are granted. For employees, these units generally have a three-year cliff vesting, but have an accelerated vesting feature for participants who are retirement eligible, defined by the plan as those individuals whose age and years of service equals 75 or more. For directors, these units vest on the earlier of one year from the date of grant or the next annual shareholders meeting. In addition, the RSUs have dividend participation, which accrue as additional units and are settled with granted stock units at the end of the vesting period. The total fair value of restricted stock units that vested was $3 million, $2 million and $3 million during 2025, 2024 and 2023, respectively.

	RSUs	Weighted Average Grant Date Fair Value
Nonvested at January 1, 2025	99,095	$ 67.54
Granted	38,901	73.81
Reinvested	3,638	65.68
Vested	(44,669)	64.00
Forfeited	(3,406)	67.14
Nonvested at December 31, 2025	93,559	$ 71.65

8. STATUTORY INFORMATION AND DIVIDEND RESTRICTIONS

The statutory financial statements of our three insurance companies are presented on the basis of accounting practices prescribed or permitted by the Illinois Department of Insurance (IDOI), which has adopted the NAIC's statutory accounting principles (SAP). We do not use any permitted SAP that differ from NAIC prescribed SAP. In converting from SAP to GAAP, typical adjustments include deferral of policy acquisition costs, the inclusion of statutory non-admitted assets and the inclusion of net unrealized holding gains or losses in shareholders' equity relating to fixed income securities.

The NAIC has risk-based capital (RBC) requirements for insurance companies to calculate and report information under a risk-based formula, which measures statutory capital and surplus needs based upon a regulatory definition of risk relative to the company's balance sheet and mix of products. As of December 31, 2025, each of our insurance subsidiaries had an RBC amount in excess of the authorized control level RBC, as defined by the NAIC. RLI Insurance Company (RLI Ins.), our principal insurance company subsidiary, had an authorized control level RBC of $306 million, $296 million and $273 million as of December 31, 2025, 2024 and 2023, respectively, compared to actual statutory capital and surplus of $1.8 billion, $1.8 billion and $1.5 billion, respectively, for these same periods.

Year-end statutory surplus for 2025 presented in the table below includes $276 million of RLI Corp. stock (cost basis of $65 million) held by Mt. Hawley Insurance Company, compared to $352 million and $294 million in 2024 and 2023, respectively. The Securities Valuation Office provides specific guidance for valuing this investment, which is eliminated in our GAAP consolidated financial statements.

The following table includes selected information for our insurance subsidiaries for the year ended and as of December 31:

(in thousands)	2025	2024	2023
Consolidated net income, statutory basis	$ 377,942	$ 295,917	$ 231,321
Consolidated surplus, statutory basis	$ 1,846,615	$ 1,787,312	$ 1,520,135

As discussed in note 1.A., our three insurance companies are subsidiaries of RLI Corp., with RLI Ins. as the first-level, or principal, insurance subsidiary. At the holding company (RLI Corp.) level, we rely largely on dividends from our insurance company subsidiaries to meet our obligations for paying principal and interest on outstanding debt, corporate expenses and dividends to RLI Corp. shareholders. As discussed further below, dividend payments to RLI Corp. from RLI Ins. are restricted by state insurance laws as to the amount that may be paid without prior approval of the insurance regulatory authorities of Illinois. As a result, we may not be able to receive dividends from such subsidiary at times and in amounts necessary to pay desired dividends to RLI Corp. shareholders. On a GAAP basis, as of December 31, 2025, our holding company had $1.8 billion in equity. This includes amounts related to the equity of our insurance subsidiaries, which is subject to regulatory restrictions under state insurance laws. The unrestricted portion of holding company net assets is comprised primarily of investments and cash, including $72 million in liquid assets, which exceeds our normal annual holding company expenditures. Unrestricted funds at the holding company are available to fund debt interest, general corporate obligations and regular dividend payments to our shareholders. If necessary, the holding company also has other potential sources of liquidity that could provide for additional funding to meet corporate obligations or pay shareholder dividends, which include a revolving line of credit, as well as access to capital markets.

Ordinary dividends, which may be paid by our principal insurance subsidiary without prior regulatory approval, are subject to certain limitations based upon statutory income, surplus and earned surplus. The maximum ordinary dividend distribution from our principal insurance subsidiary in a rolling 12-month period is limited by Illinois law to the greater of 10 percent of RLI Ins. policyholder surplus, as of December 31 of the preceding year, or the net income of RLI Ins. for the 12-month period ending December 31 of the preceding year. Ordinary dividends are further restricted by the requirement that they be paid from earned surplus.

In 2025, 2024 and 2023, RLI Ins. paid ordinary dividends totaling $139 million, $152 million and $145 million, respectively, to RLI Corp. Any dividend distribution in excess of the ordinary dividend limits is deemed extraordinary and requires prior approval from the IDOI. In 2025, our principal insurance subsidiary sought and received regulatory approval prior to the payment of extraordinary dividends totaling $151 million. No extraordinary dividends were paid in 2024 or 2023. As of January 1, 2026, $19 million of the net assets of our principal insurance subsidiary were not restricted and could be distributed to RLI Corp. as ordinary dividends. A total of $309 million in ordinary dividend capacity will be available over the course of 2026. In addition to restrictions from our principal subsidiary's insurance regulator, we also consider internal models and how capital adequacy is defined by our rating agencies in determining amounts available for distribution.

9. COMMITMENTS AND CONTINGENT LIABILITIES

COMMITMENTS

As of December 31, 2025, we had $15 million of unfunded commitments related to our investments in private funds and tax credits. See note 2 to the consolidated financial statements for more information on our investments in private funds and tax credits.

Subsequent to December 31, 2025, we entered into an agreement to purchase a federal transferable investment tax credit for $24 million, which we expect to use to reduce our current income tax liability during 2026.

LITIGATION

We are party to numerous claims, loss and litigation matters that arise in the normal course of our business. Many of such claims, loss or litigation matters involve claims under policies that we underwrite as an insurer. We believe that the resolution of these claims and losses is not reasonably likely to have a material adverse effect on our financial condition, results of operations or cash flows. From time to time, we are also involved in various other legal proceedings and litigation unrelated to our insurance business that arise in the ordinary course of business operations. Management believes that any liabilities that may arise as a result of these legal matters is not reasonably likely to have a material adverse effect on our financial condition, results of operations or cash flows.

10. LEASES

Right-of-use (ROU) assets are included in the other assets line item and lease liabilities are included in the other liabilities line item of the consolidated balance sheet. We determine if a contract contains a lease at inception and recognize operating lease ROU assets and operating lease liabilities based on the present value of the future minimum lease payments at the commencement date. As our leases do not provide an implicit rate, we use our incremental borrowing rate based on the information available at the commencement date in determining the present value of future payments. Lease agreements may include options to extend or terminate. The options are exercised at our discretion and are included in operating lease liabilities if it is reasonably certain the option will be exercised. Lease agreements have lease and non-lease components, which are accounted for as a single lease component. Operating lease costs for future minimum lease payments are recognized on a straight-line basis over the lease terms. Variable lease costs are expensed in the period in which the obligations are incurred. Sublease income is recognized on a straight-line basis over the sublease term.

The components of lease expense and other lease-related information, as of and during the years ended December 31, 2025, 2024 and 2023, were as follows:

(in thousands)	2025		2024		2023	
Operating lease cost	$	4,578	$	4,631	$	4,935
Variable lease cost		1,245		1,103		1,469
Sublease income		(170)		(170)		(469)
Total lease cost	$	5,653	$	5,564	$	5,935
Cash paid for amounts included in measurement of lease liabilities						
Operating cash flows from operating leases	$	4,637	$	4,083	$	5,407
ROU assets obtained in exchange for new operating lease liabilities	$	1,516	$	4,392	$	5,805
Reduction to ROU assets resulting from reduction to lease liabilities	$	—	$	—	$	300

(in thousands)	2025		2024	
Operating lease ROU assets	$	13,117	$	14,016
Operating lease liabilities	$	14,752	$	15,711
Weighted-average remaining lease term - operating leases		5.93 years		6.01 years
Weighted-average discount rate - operating leases		3.78 %		3.63 %

Future minimum lease payments under non-cancellable leases as of December 31, 2025 were as follows:

(in thousands)	2025
2026	$ 4,332
2027	2,981
2028	2,052
2029	1,931
2030	1,369
Thereafter	4,111
Total future minimum lease payments	$ 16,776
Less imputed interest	(2,024)
Total operating lease liability	$ 14,752

11. OPERATING SEGMENT INFORMATION

The Company's insurance operations are managed and reported in three operating segments: property, casualty and surety. The casualty portion of our business consists largely of commercial excess, personal umbrella, general liability, transportation and management liability coverages, as well as package business and other specialty coverages, such as professional liability and workers' compensation for office-based professionals. We also assume a limited amount of risks through quota share and excess of loss reinsurance agreements. The casualty business is subject to a higher level of risk when estimating losses and related loss reserves because the ultimate settlement of a casualty claim may take several years to fully develop.

Our property segment is comprised primarily of commercial fire, hurricane, earthquake, difference in conditions and marine coverages. We also offer homeowners' coverages in Hawaii. Property insurance results are subject to the variability introduced by perils such as earthquakes, fires, hurricanes and other storms. Our major catastrophe exposure is to losses caused by windstorms, affecting commercial properties in coastal regions of the United States, and earthquakes, primarily on the West Coast. We limit our net aggregate exposure to a catastrophic event by managing the total policy limits written in a particular region, purchasing reinsurance and maintaining policy terms and conditions throughout all insurance cycles. We also use computer-assisted modeling techniques to provide estimates that help the Company carefully manage the concentration of risks exposed to catastrophic events.

The surety segment specializes in writing small to medium-sized contract surety coverages, including payment and performance bonds. We offer a variety of commercial surety bonds for medium to large-sized businesses across a broad spectrum of industries, including the financial, healthcare, energy and renewable energy industries. We also offer a variety of transactional bonds, including but not limited to license and permit, notary and court bonds. Often, our surety coverages involve a statutory requirement for bonds. While these bonds typically maintain a relatively low loss ratio, losses may fluctuate due to adverse economic conditions affecting the financial viability of our insureds. The contract surety product guarantees commercial contractors' contractual obligations for a specific construction project. Generally, losses occur due to the deterioration of a contractor's financial condition.

The Company's chief operating decision maker (CODM) is the chief executive officer. The Company's CODM assesses the segments' performance by using earnings before income taxes (underwriting income) and the combined ratio. Underwriting income and combined ratio are analyzed at the segment level and influence how resources are allocated. Decisions are made based on what is likely to provide the best long-term return to the Company.

The accounting policies of the reporting segments are the same as those described in note 1 to the consolidated financial statements. Expense allocations are based on assumptions primarily related to direct costs, net premiums earned, as well as the level of support required for the products within each segment. Amortization of deferred acquisition costs represents the recognition of commission and premium taxes over the life of insurance polices, in proportion to premium revenue recognized. The other policy acquisition costs line item includes other expenses associated with underwriting, but that cannot be specifically associated with the successful acquisition of a policy, including, but not limited to, employment costs for underwriters and underwriting support as well as costs for policy acquisition systems. Insurance operating expenses reflect allocated costs from various support departments, such as corporate technology, accounting, human resources and facilities, among others.

Net investment income consists of the interest and dividend income streams from our investments in fixed income and equity securities. Interest expense represents the cost of debt and lines of credit. General corporate expenses include director and shareholder relation costs and other compensation-related expenses incurred for the benefit of the corporation, but not attributable to the operations of our insurance segments. Investee earnings primarily represents our 23 percent share in earnings of Prime Holdings Insurance Services, Inc., a privately held insurance company which specializes in hard-to-place risks. Assets, and the revenues and expenses associated with investing and financing activities, are not managed at the segment level and therefore are not allocated to segments.

All segment revenues are from external customers and all long-lived assets are held domestically. We have no material foreign operations or customer concentrations and have no intersegment revenues.

The following table summarizes revenues by major product type within each operating segment:

NET PREMIUMS EARNED

	Year ended December 31,		
(in thousands)	2025	2024	2023
CASUALTY			
Commercial excess and personal umbrella	$ 447,361	$ 354,847	$ 286,178
Commercial transportation	123,413	120,650	103,719
General liability	110,891	104,423	103,066
Professional services	108,090	103,794	99,596
Small commercial	79,064	78,308	72,920
Executive products	22,942	23,555	24,687
Other casualty	62,220	67,260	68,180
Total	$ 953,981	$ 852,837	$ 758,346
PROPERTY			
Commercial property	$ 301,659	$ 345,554	$ 244,798
Marine	158,904	145,706	129,428
Other property	51,841	40,124	27,304
Total	$ 512,404	$ 531,384	$ 401,530
SURETY			
Transactional	$ 52,418	$ 49,460	$ 47,983
Commercial	50,690	48,533	49,707
Contract	44,853	44,192	36,740
Total	$ 147,961	$ 142,185	$ 134,430
Grand total	$ 1,614,346	$ 1,526,406	$ 1,294,306

The following tables present our operating results by segment, as evaluated by the CODM.

Year ended December 31, 2025

(in thousands)	Casualty		Property		Surety		Total	
Revenue								
Net premiums earned	$	953,981	$	512,404	$	147,961	$	1,614,346
Net investment income		-		-		-		159,739
Net realized gains		-		-		-		65,116
Net unrealized gains on equity securities		-		-		-		43,247
Consolidated revenue	$	953,981	$	512,404	$	147,961	$	1,882,448
Less: Expenses								
Losses and settlement expenses	$	595,178	$	120,146	$	10,631		
Amortization of deferred acquisition costs		184,818		105,864		51,311		
Other policy acquisition costs		90,671		33,218		42,505		
Insurance operating expenses		67,447		34,051		14,317		
Segment earnings before income taxes	$	15,867	$	219,125	$	29,197	$	264,189
Depreciation and amortization expense	$	6,185	$	2,089	$	1,423		

Year ended December 31, 2024				
(in thousands)	Casualty	Property	Surety	Total
Revenue				
Net premiums earned	$ 852,837	$ 531,384	$ 142,185	$ 1,526,406
Net investment income	-	-	-	142,278
Net realized gains	-	-	-	19,966
Net unrealized gains on equity securities	-	-	-	81,734
Consolidated revenue	$ 852,837	$ 531,384	$ 142,185	$ 1,770,384
Less: Expenses				
Losses and settlement expenses	$ 524,490	$ 198,806	$ 15,957	
Amortization of deferred acquisition costs	161,532	108,235	48,254	
Other policy acquisition costs	83,987	22,936	39,096	
Insurance operating expenses	65,040	33,871	13,549	
Segment earnings before income taxes	$ 17,788	$ 167,536	$ 25,329	$ 210,653
Depreciation and amortization expense	$ 5,705	$ 1,924	$ 991	

Year ended December 31, 2023				
(in thousands)	Casualty	Property	Surety	Total
Revenue				
Net premiums earned	$ 758,346	$ 401,530	$ 134,430	$ 1,294,306
Net investment income	-	-	-	120,383
Net realized gains	-	-	-	32,518
Net unrealized gains on equity securities	-	-	-	64,787
Consolidated revenue	$ 758,346	$ 401,530	$ 134,430	$ 1,511,994
Less Expenses				
Losses and settlement expenses	$ 418,032	$ 172,062	$ 14,319	
Amortization of deferred acquisition costs	138,968	94,173	42,754	
Other policy acquisition costs	82,621	22,171	37,638	
Insurance operating expenses	59,246	26,808	12,329	
Segment earnings before income taxes	$ 59,479	$ 86,316	$ 27,390	$ 173,185
Depreciation and amortization expense	$ 5,991	$ 1,807	$ 1,648	

The following table reconciles segment earnings before income taxes to earnings before income taxes.

	Year ended December 31,		
(in thousands)	2025	2024	2023
Reconciliation of earnings before income taxes			
Segment earnings before income taxes	$ 264,189	$ 210,653	$ 173,185
Net investment income	159,739	142,278	120,383
Net realized gains	65,116	19,966	32,518
Net unrealized gains on equity securities	43,247	81,734	64,787
Interest expense on debt	(5,358)	(6,331)	(7,301)
General corporate expenses	(17,028)	(15,880)	(15,917)
Equity in earnings of unconsolidated investees	(3,924)	(4,869)	9,610
Earnings before income taxes	$ 505,981	$ 427,551	$ 377,265

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of RLI Corp.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of RLI Corp. and subsidiaries (the "Company") as of December 31, 2025 and 2024, the related consolidated statements of earnings and comprehensive earnings, shareholders' equity, and cash flows, for each of the three years in the period ended December 31, 2025, and the related notes and the schedules listed in the Index at Item 15 (collectively referred to as the "financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2025 and 2024, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with accounting principles generally accepted in the United States of America. Also, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

Basis for Opinions

The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Controls Over Financial Reporting. Our responsibility is to express an opinion on these financial statements and an opinion on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the financial statements included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Unpaid losses and settlement expenses — Refer to Notes 1 and 5 to the financial statements

Critical Audit Matter Description

The liability for unpaid losses and settlement expenses represents estimates of amounts needed to pay reported and unreported claims and related expenses. The estimates are based on certain actuarial and other assumptions related to the ultimate cost to settle such claims.

We identified the assessment of the Company's estimate of unpaid losses and settlement expenses as a critical audit matter. Specialized actuarial skills and knowledge were required to assess the methodologies and assumptions used to estimate unpaid losses and settlement expenses. The assumptions used by the Company to estimate unpaid losses and settlement expenses included expected loss ratios, loss development patterns, qualitative factors, and the weighting of actuarial methodologies. These assumptions included a range of potential inputs and changes to these assumptions could affect the estimate of unpaid losses and settlement expenses recorded by the Company.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to unpaid losses and settlement expenses included the following, among others:

- We tested the effectiveness of controls related to unpaid losses and settlement expenses, including those controls over the inputs, methods, and assumptions used in the Company's estimation processes.

- We tested the underlying data, including historical claims, that served as the basis for the actuarial analyses, to test that the inputs to the actuarial estimates were accurate and complete.

- With the assistance of our actuarial specialists, we evaluated the methods and assumptions used by the Company to estimate the unpaid losses and settlement expenses by:

    o Developing a range of independent estimates of unpaid losses and settlement expenses for certain lines of business and comparing our estimates to the recorded reserves.

    o We compared our prior year estimates of expected incurred losses to actual experience during the current year to identify potential management bias in the determination of the unpaid losses and settlement expenses.

/s/ Deloitte & Touche LLP

Chicago, Illinois
February 20, 2026

We have served as the Company's auditor since 2020.

Item 9. Changes in and Disagreements with Accountants on Accounting and Financial Disclosure

There were no changes in accountants or disagreements with accountants on any matters of accounting principles or practices or financial statement disclosure.

Item 9A. Controls and Procedures

Conclusion Regarding the Effectiveness of Disclosure Controls and Procedures

Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of our disclosure controls and procedures, as such term is defined under Rule 13a-15(e) promulgated under the Securities Exchange Act of 1934, as amended (the Exchange Act). Based on this evaluation, our principal executive officer and our principal financial officer concluded that our disclosure controls and procedures were effective as of December 31, 2025.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Exchange Act Rules 13a-15(f). Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on our evaluation under the framework in *Internal Control — Integrated Framework (2013)*, our management concluded that our internal control over financial reporting was effective as of December 31, 2025.

Our internal control over financial reporting as of December 31, 2025 has been audited by Deloitte & Touche LLP (PCAOB ID No. 34), an independent registered public accounting firm, as stated in their report on page 91 of this report.

There was no change in our internal control over financial reporting during our fourth fiscal quarter ended December 31, 2025 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information

Securities Trading Plans of Executive Officers and Directors

Rule 10b5-1 under the Exchange Act provides an affirmative defense that enables prearranged transactions in Company securities in a manner that avoids concerns about initiating transactions at a future date while possibly in possession of material nonpublic information. Our Insider Trading Policy permits our executive officers and directors to enter into trading plans designed to comply with Rule 10b5-1.

During the year ended December 31, 2025, no director or officer of the Company adopted or terminated a Rule 10b5-1 trading arrangement or non-Rule 10b5-1 trading arrangement, as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

None.


PART III


Items 10. Directors, Executive Officers and Corporate Governance

Information required for Item 10 is incorporated by reference to the sections of the proxy statement entitled: "Executive Management," "Proposal One: Election of Directors," "Corporate Governance and Board Matters" and "Committees of the Board of Directors."

Items 11. Executive Compensation

Information required for Item 11 is incorporated by reference to the sections of the proxy statement entitled: "Board Meetings and Compensation," "Human Capital and Compensation Committee Report," "Compensation Discussion & Analysis," "How the HCC Operates," "Overview of RLI Executive Compensation," "Annual Compensation," "Long-Term Compensation," "Executive Compensation," "Ratio of CEO to Median Employee Total Compensation," "Pay for Performance," "Company Practices Regarding Timing of Equity Awards" and "Safeguards Against Unnecessary or Excessive Compensation Risk."

Items 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters

Information required for Item 12 is incorporated by reference to the sections of the proxy statement entitled: "Share Ownership of Certain Beneficial Owners and Management" and "Equity Compensation Plan Information."

Items 13. Certain Relationships and Related Transactions and Director Independence

Information required for Item 13 is incorporated by reference to the section of the proxy statement entitled: "Corporate Governance and Board Matters."

Items 14. Principal Accountant Fees and Services

Information required for Item 14 is incorporated by reference to the section of the proxy statement entitled: "Fees Paid to the Independent Registered Public Accounting Firm."


PART IV


Item 15. Exhibits and Financial Statement Schedules

Item 15. (a)(1) Financial Statements

The following consolidated financial statements, notes thereto and related information of RLI Corp. are included in Item 8.

	Page
Consolidated Balance Sheets	54
Consolidated Statements of Earnings and Comprehensive Earnings	55
Consolidated Statements of Shareholders' Equity	56
Consolidated Statements of Cash Flows	57
Notes to Consolidated Financial Statements	58
Reports of Independent Registered Public Accounting Firms	91

Item 15. (a)(2) Financial Statement Schedules

	Page
I. Summary of Investments - Other than Investments in Related Parties at December 31, 2025.	97
II. Condensed Financial Information of Registrant, as of and for the three years ended December 31, 2025.	98-100
III. Supplementary Insurance Information, as of and for the three years ended December 31, 2025.	101-102
IV. Reinsurance for the three years ended December 31, 2025.	103
V. Valuation and Qualifying Accounts for the three years ended December 31, 2025.	104
VI. Supplementary Information Concerning Property-Casualty Insurance Operations for the three years ended December 31, 2025.	105

Schedules other than those listed are omitted for the reason that they are not required, are not applicable or that equivalent information has been included in the financial statements, and notes thereto, or elsewhere herein.

Item 15. (a) (3) Exhibits

The following is a list of the exhibits filed as part of this Form 10-K. The exhibit numbers followed by an asterisk (*) indicate exhibits that are management contracts or compensatory plans or arrangements.

Exhibit Number	Description of Document	Incorporated by Reference		Filed or Furnished Herewith
		Form	Filing Date	
3.1	Amended and Restated Certificate of Incorporation	10-K	February 21, 2025	
3.2	By-Laws	8-K	November 7, 2024	
4.1	Description of Securities			X
10.1	RLI Corp. Nonqualified Agreement*	10-K	February 21, 2020	
10.2	RLI Corp. Nonemployee Directors' Deferred Compensation Plan, as amended*	10-Q	July 26, 2023	
10.3	RLI Corp. Executive Deferred Compensation Plan, as amended*	10-Q	July 26, 2023	
10.4	RLI Corp. 2015 Long-Term Incentive Plan, as amended*	10-Q	July 24, 2020	
10.5	RLI Corp. 2023 Long-Term Incentive Plan, as amended*	10-Q	July 26, 2023	
10.6	RLI Corp. Annual Incentive Compensation Plan, as amended*	10-Q	July 24, 2020	
10.7	Management Incentive Program Guideline*	10-K	February 24, 2023	
10.8	RLI Underwriting Profit Program Guideline*	10-K	February 24, 2023	
10.9	Market Value Potential (MVP), Executive Incentive Program Guideline*	10-K	February 24, 2023	
10.10	RLI Corp. Director and Officer Indemnification Agreement	10-Q	October 24, 2018	
10.11	Advances, Collateral Pledge, and Security Agreement (Federal Home Loan Bank of Chicago)	8-K	September 26, 2014	
10.12	Credit Agreement (PNC Bank, National Association)	8-K	March 30, 2023	
19.1	Insider Trading Policy	10-K	February 21, 2025	
21.1	Subsidiaries of the Registrant			X
23.1	Consent of Deloitte & Touche LLP			X
31.1	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			X
31.2	Certification Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002			X
32.1	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
32.2	Certification Pursuant to 18 U.S.C. Section 1350, as Adopted Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002			X
97.1	RLI Corp. Policy on Recoupment of Incentive Compensation (Clawback Policy)	10-K	February 23, 2024	

Exhibit Number	Description of Document	Incorporated by Reference		Filed or Furnished Herewith
		Form	Filing Date	
101.INS	Inline XBRL Instance Document – the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document			X
101.SCH	Inline XBRL Taxonomy Extension Schema			X
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase			X
101.DEF	Inline XBRL Taxonomy Definition Linkbase			X
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase			X
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase			X
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)			X

Item 15. (b)

The exhibits are listed in Item 15. (a)(3) above.

Item 15. (c)

The financial statement schedules are listed in Item 15. (a)(2) above.

Item 16. Form 10-K Summary

None.

RLI CORP. AND SUBSIDIARIES
SCHEDULE I—SUMMARY OF INVESTMENTS—OTHER THAN INVESTMENTS
IN RELATED PARTIES
December 31, 2025

Column A	Column B		Column C		Column D	
(in thousands) Type of Investment		Cost (1)		Fair Value		Amount at which shown in the balance sheet
Fixed maturities:						
Bonds:						
Available-for-sale:						
U.S. government	$	331,233	$	335,223	$	335,223
U.S. agency		37,379		37,927		37,927
Non-U.S. government & agency		13,831		13,547		13,547
Agency MBS		634,349		610,675		610,675
ABS/CMBS/MBS*		685,126		672,984		672,984
Corporate		1,502,843		1,491,506		1,491,506
Municipal		437,601		371,474		371,474
Total available-for-sale	$	3,642,362	$	3,533,336	$	3,533,336
Total fixed maturities	$	3,642,362	$	3,533,336	$	3,533,336
Equity securities:						
Common stock:						
Industrial, miscellaneous and all other	$	84,160	$	147,432	$	147,432
ETFs (industrial and miscellaneous)		450,151		751,444		751,444
Total equity securities	$	534,311	$	898,876	$	898,876
Cash and short-term investments		172,127		172,127		172,127
Other invested assets		59,775		59,281		59,281
Total investments and cash	$	4,408,575	$	4,663,620	$	4,663,620

*   Non-agency asset-backed, commercial mortgage-backed and mortgage-backed securities

Note: See notes 1E and 2 of Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

(1) Original cost of equity securities and, as to fixed maturities, original cost reduced by repayments and adjusted for amortization of premiums or accrual of discounts.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)
CONDENSED BALANCE SHEETS
December 31,

(in thousands, except share data)		2025		2024
ASSETS				
Cash	$	800	$	121
Short-term investments, at cost which approximates fair value		36,917		1,400
Accounts receivable, affiliates		1,156		2,365
Investments in subsidiaries		1,750,686		1,525,833
Fixed income:				
Available-for-sale, at fair value		33,826		37,372
(amortized cost of $42,182 and allowance for credit losses of $0 in 2025)				
(amortized cost of $47,655 and allowance for credit losses of $0 in 2024)				
Property and equipment, at cost, net of accumulated depreciation of $913 in 2025 and $913 in 2024		1,375		1,375
Income taxes receivable - current		—		349
Income taxes - deferred		3,003		3,104
Other assets		14,091		9,824
TOTAL ASSETS	$	1,841,854	$	1,581,743
LIABILITIES AND SHAREHOLDERS' EQUITY				
LIABILITIES				
Income taxes payable - current	$	21	$	—
Short-term debt		50,000		50,000
Interest payable on debt		15		108
Other liabilities		13,622		9,668
TOTAL LIABILITIES	$	63,658	$	59,776
SHAREHOLDERS' EQUITY				
Common stock ($0.01 par value)				
(Shares authorized - 400,000,000)				
(137,739,079 shares issued and 91,878,651 shares outstanding in 2025)				
(137,598,560 shares issued and 91,738,132 shares outstanding in 2024)	$	1,377	$	1,376
Paid-in capital		376,679		367,645
Accumulated other comprehensive earnings		(88,074)		(173,723)
Retained earnings		1,881,213		1,719,668
Deferred compensation		14,082		13,498
Treasury stock, at cost (45,860,428 shares in 2025 and 2024)		(407,081)		(406,497)
TOTAL SHAREHOLDERS' EQUITY	$	1,778,196	$	1,521,967
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	1,841,854	$	1,581,743

See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)—(continued)
CONDENSED STATEMENTS OF EARNINGS AND COMPREHENSIVE EARNINGS
Years ended December 31,

(in thousands)		2025		2024		2023
Net investment income	$	6,093	$	7,470	$	10,351
Net realized gains (losses)		1,806		(1,542)		14,134
Selling, general and administrative expenses		(17,028)		(15,880)		(15,917)
Interest expense on debt		(3,123)		(3,617)		(6,543)
Earnings (loss) before income taxes	$	(12,252)	$	(13,569)	$	2,025
Income tax expense (benefit)		(6,134)		(6,321)		(1,802)
Net earnings (loss) before equity in net earnings of subsidiaries	$	(6,118)	$	(7,248)	$	3,827
Equity in net earnings of subsidiaries		409,455		353,027		300,784
Net earnings	$	403,337	$	345,779	$	304,611
Other comprehensive earnings (loss), net of tax						
Unrealized gains (losses) on securities:						
Unrealized holding gains (losses) arising during the period	$	1,478	$	(334)	$	1,754
Less: reclassification adjustment for (gains) losses included in net earnings		44		1,218		—
Other comprehensive earnings (loss) - parent only	$	1,522	$	884	$	1,754
Equity in other comprehensive earnings (loss) of subsidiaries/investees		84,127		(8,304)		61,019
Other comprehensive earnings (loss)	$	85,649	$	(7,420)	$	62,773
Comprehensive earnings	$	488,986	$	338,359	$	367,384

See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE II—CONDENSED FINANCIAL INFORMATION OF REGISTRANT
(PARENT COMPANY)—(continued)
CONDENSED STATEMENTS OF CASH FLOWS
Years ended December 31,

(in thousands)	2025	2024	2023
Cash flows from operating activities			
Earnings (loss) before equity in net earnings of subsidiaries	$ (6,118)	$ (7,248)	$ 3,827
Adjustments to reconcile net losses to net cash provided by (used in) operating activities:			
Net realized (gains) losses	(1,806)	1,542	(14,134)
Depreciation	—	—	35
Other items, net	5,452	6,553	1,350
Change in:			
Affiliate balances receivable/payable	1,208	28	(821)
Federal income taxes	66	(1,364)	(1,409)
Changes in investment in unconsolidated investee:			
Undistributed earnings	—	—	—
Net cash used in operating activities	$ (1,198)	$ (489)	$ (11,152)
Cash flows from investing activities			
Purchase of:			
Fixed income, available-for-sale	$ —	$ —	$ (89,501)
Other	(2,663)	(3,993)	(1,832)
Sale of:			
Fixed income, available-for-sale	—	26,921	—
Equity method investee	1,861	—	14,134
Other	42	1,024	54
Property and equipment	—	—	—
Call or maturity of:			
Fixed income, available-for-sale	5,296	1,968	263,939
Net sale (purchase) of short-term investments	(35,517)	75,526	(74,696)
Cash dividends received-subsidiaries	290,000	152,000	145,000
Net cash provided by investing activities	$ 259,019	$ 253,446	$ 257,098
Cash flows from financing activities			
Proceeds from stock option exercises	$ 1,244	$ (2,327)	$ 1,245
Proceeds from issuance of debt	—	—	50,000
Repayment of debt	—	—	(150,000)
Cash dividends paid	(262,835)	(256,443)	(152,508)
Other	4,449	4,886	5,314
Net cash used in financing activities	$ (257,142)	$ (253,884)	$ (245,949)
Net increase (decrease) in cash	$ 679	$ (927)	$ (3)
Cash at beginning of year	121	1,048	1,051
Cash at end of year	$ 800	$ 121	$ 1,048

Interest paid on outstanding debt amounted to $3 million, $4 million and $8 million for 2025, 2024 and 2023, respectively. See Notes to Consolidated Financial Statements. See also the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
As of and for the years ended December 31, 2025, 2024 and 2023

(in thousands)	Deferred policy acquisition costs	Unpaid losses and settlement expenses, gross	Unearned premiums, gross	Net premiums earned	Incurred losses and settlement expenses current year
Year ended December 31, 2025					
Casualty segment	$ 97,302	$ 2,460,580	$ 604,301	$ 953,981	$ 627,971
Property segment	45,433	292,081	296,180	512,404	170,434
Surety segment	29,913	134,158	91,155	147,961	26,528
RLI Insurance Group	$ 172,648	$ 2,886,819	$ 991,636	$ 1,614,346	$ 824,933
Year ended December 31, 2024					
Casualty segment	$ 88,616	$ 2,212,648	$ 564,772	$ 852,837	$ 577,368
Property segment	48,302	337,787	328,842	531,384	231,949
Surety segment	29,296	143,035	90,526	142,185	25,245
RLI Insurance Group	$ 166,214	$ 2,693,470	$ 984,140	$ 1,526,406	$ 834,562
Year ended December 31, 2023					
Casualty segment	$ 73,334	$ 2,043,556	$ 491,479	$ 758,346	$ 496,530
Property segment	46,366	301,907	314,945	401,530	193,258
Surety segment	26,866	100,562	85,902	134,430	23,172
RLI Insurance Group	$ 146,566	$ 2,446,025	$ 892,326	$ 1,294,306	$ 712,960

NOTE 1: Investment income is not allocated to the segments, therefore, net investment income has not been provided.

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE III—SUPPLEMENTARY INSURANCE INFORMATION
(continued)
As of and for the years ended December 31, 2025, 2024 and 2023

(in thousands)	Incurred losses and settlement expenses prior year	Policy acquisition costs	Other operating expenses	Net premiums written
Year ended December 31, 2025				
Casualty segment	$ (32,793)	$ 275,489	$ 67,447	$ 990,621
Property segment	(50,288)	139,082	34,051	482,635
Surety segment	(15,897)	93,816	14,317	148,873
RLI Insurance Group	$ (98,978)	$ 508,387	$ 115,815	$ 1,622,129
Year ended December 31, 2024				
Casualty segment	$ (52,878)	$ 245,519	$ 65,040	$ 915,625
Property segment	(33,143)	131,171	33,871	542,997
Surety segment	(9,288)	87,350	13,549	146,899
RLI Insurance Group	$ (95,309)	$ 464,040	$ 112,460	$ 1,605,521
Year ended December 31, 2023				
Casualty segment	$ (78,498)	$ 221,589	$ 59,246	$ 788,982
Property segment	(21,196)	116,344	26,808	500,057
Surety segment	(8,853)	80,392	12,329	138,708
RLI Insurance Group	$ (108,547)	$ 418,325	$ 98,383	$ 1,427,747

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE IV—REINSURANCE
Years ended December 31, 2025, 2024 and 2023

(in thousands)	Direct amount	Ceded to other companies	Assumed from other companies	Net amount	Percentage of amount assumed to net
2025					
Casualty segment	$ 1,127,384	$ 197,743	$ 24,340	$ 953,981	2.6 %
Property segment	705,053	193,165	516	512,404	0.1 %
Surety segment	161,543	14,095	513	147,961	0.3 %
RLI Insurance Group premiums earned	$ 1,993,980	$ 405,003	$ 25,369	$ 1,614,346	1.6 %
2024					
Casualty segment	$ 1,009,937	$ 182,226	$ 25,126	$ 852,837	2.9 %
Property segment	729,018	198,206	572	531,384	0.1 %
Surety segment	156,110	14,397	472	142,185	0.3 %
RLI Insurance Group premiums earned	$ 1,895,065	$ 394,829	$ 26,170	$ 1,526,406	1.7 %
2023					
Casualty segment	$ 909,081	$ 178,018	$ 27,283	$ 758,346	3.6 %
Property segment	619,250	218,265	545	401,530	0.1 %
Surety segment	142,713	8,830	547	134,430	0.4 %
RLI Insurance Group premiums earned	$ 1,671,044	$ 405,113	$ 28,375	$ 1,294,306	2.2 %

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE V—VALUATION AND QUALIFYING ACCOUNTS
Years ended December 31, 2025, 2024 and 2023

(in thousands)	Balance at beginning of period	Amounts charged to expense	Amounts recovered (written off)	Balance at end of period
2025 Allowance for uncollectible reinsurance	$ 26,776	$ 1,850	$ (37)	$ 28,589
2024 Allowance for uncollectible reinsurance	$ 26,974	$ (21)	$ (177)	$ 26,776
2023 Allowance for uncollectible reinsurance	$ 27,323	$ (50)	$ (299)	$ 26,974

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

RLI CORP. AND SUBSIDIARIES
SCHEDULE VI—SUPPLEMENTARY INFORMATION CONCERNING
PROPERTY-CASUALTY INSURANCE OPERATIONS
Years ended December 31, 2025, 2024 and 2023

(in thousands) **Affiliation with Registrant (1)**	**Deferred policy acquisition costs**	**Claims and claim adjustment expense reserves**	**Unearned premiums, gross**	**Net premiums earned**	**Net investment income**
2025	$ 172,648	$ 2,886,819	$ 991,636	$ 1,614,346	$ 159,739
2024	$ 166,214	$ 2,693,470	$ 984,140	$ 1,526,406	$ 142,278
2023	$ 146,566	$ 2,446,025	$ 892,326	$ 1,294,306	$ 120,383

	Claims and claim adjustment expenses incurred related to:		**Amortization of deferred acquisition costs**	**Paid claims and claim adjustment expenses**	**Net premiums written**
	Current year	**Prior year**			
2025	$ 824,933	$ (98,978)	$ 341,993	$ 523,979	$ 1,622,129
2024	$ 834,562	$ (95,309)	$ 318,021	$ 489,884	$ 1,605,521
2023	$ 712,960	$ (108,547)	$ 418,325	$ 491,285	$ 1,427,747

(1) Consolidated property-casualty insurance operations. Reserves for our proportionate share of 50 percent or less owned property-casualty equity investees represent less than 5 percent of our consolidated reserves and are therefore omitted.

See the accompanying reports of independent registered public accounting firms starting on page 91 of this report.

**SIGNATURES**

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RLI Corp.
(Registrant)

By: /s/ Aaron P. Diefenthaler
        Aaron P. Diefenthaler, Chief Financial Officer

Date: February 20, 2026

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

By: /s/ Craig W. Kliethermes	By: /s/ Aaron P. Diefenthaler
Craig W. Kliethermes, President & CEO (Principal Executive Officer)	Aaron P. Diefenthaler, Chief Financial Officer (Principal Financial and Accounting Officer)
Date: February 20, 2026	Date: February 20, 2026
By: /s/ Michael E. Angelina	By: /s/ Craig W. Kliethermes
Michael E. Angelina, Director	Craig W. Kliethermes, Director
Date: February 20, 2026	Date: February 20, 2026
By: /s/ David B. Duclos	By: /s/ Paul B. Medini
David B. Duclos, Director	Paul B. Medini, Director
Date: February 20, 2026	Date: February 20, 2026
By: /s/ Susan S. Fleming	By: /s/ Robert P. Restrepo, Jr.
Susan S. Fleming, Director	Robert P. Restrepo, Jr., Director
Date: February 20, 2026	Date: February 20, 2026
By: /s/ Jordan W. Graham	By: /s/ Debbie S. Roberts
Jordan W. Graham, Director	Debbie S. Roberts, Director
Date: February 20, 2026	Date: February 20, 2026
By: /s/ Clark C. Kellogg	By: /s/ Michael J. Stone
Clark C. Kellogg, Director	Michael J. Stone, Director
Date: February 20, 2026	Date: February 20, 2026